     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 24, 1997

                                                      REGISTRATION NO. 333-24137
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                            WESTBRIDGE CAPITAL CORP.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          6300                         73-1165000
 (State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
       of incorporation)          Classification Code Number)         Identification No.)

                             ---------------------

               777 MAIN STREET                              PATRICK J. MITCHELL
           FORT WORTH, TEXAS 76102                    EXECUTIVE VICE PRESIDENT, CHIEF
                (817) 878-3300                        FINANCIAL OFFICER AND TREASURER
 (Address, including zip code, and telephone              WESTBRIDGE CAPITAL CORP.
 number, including area code, of Registrant's                 777 MAIN STREET
         principal executive offices)                     FORT WORTH, TEXAS 76102
                                                               (817) 878-3300
                                                  (Name, address, including zip code, and
                                                             telephone number,
                                                 including area code of agent for service)

                             ---------------------
                                with copies to:

            ROBERT S. REDER, ESQ.                         JAY R. SCHIFFERLI, ESQ.
       MILBANK, TWEED, HADLEY & MCCLOY                    KELLEY DRYE & WARREN LLP
           1 CHASE MANHATTAN PLAZA                            2 STAMFORD PLAZA
           NEW YORK, NEW YORK 10005                          281 TRESSER BLVD.
                (212) 530-5000                          STAMFORD, CONNECTICUT 06901
                                                               (203) 324-1400

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                             CROSS REFERENCE SHEET

              REGISTRATION STATEMENT ITEMS AND HEADING                     LOCATION IN PROSPECTUS
              ----------------------------------------                     ----------------------
 1.  Forepart of the Registration Statement and Outside Front
     Cover Page of Prospectus...................................  Cover Page of Registration Statement;
                                                                    Outside Front Cover Page of
                                                                    Prospectus; Cross Reference Sheet
 2.  Inside Front and Outside Back Cover Pages of Prospectus....  Inside Front Cover Page of Prospectus;
                                                                    Outside Back Cover Page of Prospectus
 3.  Summary Information, Risk Factors and Ratio of Earnings to
     Fixed Charges..............................................  Prospectus Summary; Risk Factors;
                                                                    Capitalization; Selected Financial and
                                                                    Operating Data
 4.  Use of Proceeds............................................  Prospectus Summary; Use of Proceeds
 5.  Determination of Offering Price............................  Outside Front Cover Page; Underwriting
 6.  Dilution...................................................  Not Applicable
 7.  Selling Security Holders...................................  Not Applicable
 8.  Plan of Distribution.......................................  Outside Front Cover Page; Underwriting
 9.  Description of Securities to be Registered.................  Outside Front Cover Page of Prospectus;
                                                                    Prospectus Summary; Description of
                                                                    Capital Stock; Description of the
                                                                    Notes
10.  Interests of Named Experts and Counsel.....................  Experts; Legal Matters
11.  Information with Respect to the Registrant.................  Prospectus Summary; Risk Factors; Price
                                                                    Range of Common Stock and Dividend
                                                                    Policy; Capitalization; Selected
                                                                    Financial and Operating Data;
                                                                    Management's Discussion and Analysis
                                                                    of Financial Condition and Results of
                                                                    Operations; Business; Management;
                                                                    Description of Capital Stock
12.  Disclosure of Commission Position on Indemnification for
     Securities Act Liabilities.................................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED APRIL 23, 1997

PROSPECTUS

[Westbridge Capital       $65,000,000
    Corp.]

                           [Westbridge Capital Corp.]


                      % CONVERTIBLE SUBORDINATED NOTES DUE 2004

                            ------------------------

     Westbridge Capital Corp. ("Westbridge") is offering $65,000,000 principal
amount of      % Convertible Subordinated Notes due 2004 (the "Notes"). Interest
on the Notes will be payable semi-annually on May 1 and November 1 of each year, commencing November 1, 1997. The Notes are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock, par value $.10 per share (the "Common Stock"), of Westbridge, at a
conversion price of $          per share, subject to adjustment under certain
circumstances. The Common Stock is traded on the New York Stock Exchange under the symbol "WBC." On April 23, 1997, the last reported sale price for the Common Stock on the New York Stock Exchange was $9 1/4 per share.



     The Notes are unsecured and subordinate to all Senior Indebtedness (as defined herein). At February 28, 1997, Senior Indebtedness was $40.1 million. The Indenture does not restrict the incurrence of additional indebtedness by Westbridge or any of its subsidiaries. See "Description of the Notes -- Subordination." The Notes will mature on May 1, 2004. Westbridge may redeem the Notes, in whole or in part, on or after May 1, 2000, at the redemption prices set forth herein, plus accrued but unpaid interest at the date fixed for redemption. See "Description of the Notes -- Optional Redemption by Westbridge." Upon a Change of Control (as defined herein), Westbridge will offer to repurchase each holder's Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. See "Description of the Notes -- Repurchase at the Option of Holders Upon Change of Control."



     The Notes have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.


                            ------------------------
       SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN
           MATTERS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.

                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==============================================================================================================
                                                                      UNDERWRITING
                                                                     DISCOUNTS AND           PROCEEDS TO
                                            PRICE TO PUBLIC(1)       COMMISSIONS(2)         COMPANY(1)(3)
--------------------------------------------------------------------------------------------------------------
Per Note................................           100%                    %                      %
--------------------------------------------------------------------------------------------------------------
Total(4)................................       $65,000,000                 $                      $
==============================================================================================================

(1) Plus accrued interest, if any, from the date of issuance.
(2) Westbridge has agreed to indemnify the several Underwriters identified elsewhere herein against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). For information regarding such indemnification and additional compensation to the Underwriters, see "Underwriting."

(3) Before deducting expenses payable by Westbridge, estimated at $560,000.

(4) Westbridge has granted the Underwriters a 45-day option to purchase up to an additional $9,750,000 principal amount of Notes solely for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company would be $74,750,000, $        and $        ,
    respectively. See "Underwriting."

                            ------------------------

     The Notes are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to the Underwriters' right to reject orders in whole or in part. It is expected that delivery of the Notes will be made against payment therefor on or about
            , 1997 at the offices of Forum Capital Markets L.P., Old Greenwich, Connecticut.
FORUM CAPITAL MARKETS L.P.                      RAYMOND JAMES & ASSOCIATES, INC.

April   , 1997

                                     [LOGO]

                            WESTBRIDGE CAPITAL CORP.
            RESPONDING TO CHANGES IN THE HEALTH CARE ENVIRONMENT BY:

                               MARKETING COMPANY
                              UNDERWRITTEN HEALTH
                               INSURANCE PRODUCTS
                              MARKETING NATIONALLY
                               RECOGNIZED MANAGED
                               CARE HEALTH PLANS

     Photo of Main Street America family whose health insurance needs the Company underwrites and to whom the Company markets medical expense and individual supplemental health insurance.

     Photo of individuals to whom the Company markets managed care health plans on behalf of HMOs and other non-affiliated managed care organizations.

PRODUCTS: Medical Expense
            Critical Care/Specified
              Disease
            MSA Major Medical
PRODUCTS: HMO
          PPO
          Medicare SELECT

UNDERWRITERS:
National Foundation Life Insurance
  Company of America
Freedom Life Insurance Company
  of America
National Financial Insurance Company
American Insurance Company of Texas
UNDERWRITERS:
Blue Cross of California
UniCARE Life & Health Insurance Co.
Foundation Health Plans

MEDFIRST Health Plans

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. All financial information set forth herein is presented in accordance with generally accepted accounting principles ("GAAP"), unless otherwise noted. See "Glossary of Insurance Terms" for definitions of certain terms used in this Prospectus.

                                  THE COMPANY

     Westbridge Capital Corp. ("Westbridge" and, together with its consolidated subsidiaries, the "Company") markets medical expense and supplemental health insurance products and managed care health plans to individuals in 41 states. Since 1992, the Company has grown through a combination of acquisitions and, more recently, increased sales of its underwritten products. Primarily as a result of acquisitions, the Company's total premiums grew from approximately $56.7 million in 1992 to approximately $98.7 million in 1994. During the first quarter of 1995, the Company embarked on a strategy of expanding the number of agents in its marketing distribution system to increase sales of its underwritten products. As a result of this initiative, the Company's net annualized written premiums increased from $19.9 million in 1994 to $79.1 million in 1996 with total premiums increasing 59.0% from $98.7 million in 1994 to $156.8 million in 1996. During the middle of 1996, the Company reduced the marketing of its underwritten products due to statutory capital and surplus constraints caused by its rapid growth. The Company intends to increase the marketing of its underwritten products following the sale of the Notes offered hereby.

     The Company has taken advantage of its marketing distribution system to market certain managed care health plans which are underwritten by health maintenance organizations ("HMOs") and other non-affiliated managed care organizations. Through this marketing effort, which generates sales commissions, the Company's fee and service income has increased from approximately $2.3 million in 1995 to approximately $9.5 million in 1996. Fee and service income can be generated without regard to the statutory capital and surplus requirements that apply to the Company's underwritten products.

     The Company's strategy is (i) to expand its underwriting and marketing of medical expense health insurance products in rural areas where managed care health plans are often unavailable, (ii) to increase its fee and service income by continuing to expand its marketing of managed care health plans underwritten primarily by HMOs and other managed care organizations, primarily in urban markets where managed care health plans are readily available, and (iii) to focus on cross-selling its underwritten supplemental health insurance products in connection with its marketing of managed care health plans. The Company believes that its supplemental health insurance products are attractive to managed care consumers who are concerned with the choice limitations of managed care health plans, particularly in the event of serious illness. In addition, the Company intends to evaluate opportunities for further growth through acquisitions.

MARKETING DISTRIBUTION SYSTEM

     The Company markets health insurance products and managed care health plans through a distribution system of (i) general agencies in which the Company has a controlling ownership interest and (ii) independently-owned general agencies which have entered into exclusive contractual arrangements to sell the Company's Medical Expense Products (as defined below).

     The Company believes that its success in attracting and retaining agents is based on its unique distribution model which (i) begins with focused telemarketing to generate high quality sales leads at a relatively low cost,
(ii) includes intensive training programs that yield highly productive agents,
(iii) focuses upon the Company having an ownership interest in its major distributors to provide incentives for long-term stability and (iv) offers innovative agent compensation which includes participation in the Company's restricted stock plan.

     The principal general agencies in which the Company has a controlling ownership interest are LifeStyles Marketing Group, Inc. ("LifeStyles Marketing"), Senior Benefits, LLC ("Senior Benefits"), Health Care-

One Insurance Agency, Inc. ("Health Care-One"), and Health Care-One Marketing Group, Inc. ("HCO Marketing"). These general agencies market a variety of insurance products underwritten by the Company, as well as HMO, Preferred Provider Organization ("PPO") and Medicare SELECT products underwritten by managed care organizations such as Blue Cross of California and UniCARE Life and Health Insurance Company ("UniCARE"), each of which are subsidiaries of WellPoint Health Networks, Inc. ("WellPoint"), Foundation Health National Life Insurance Company ("Foundation Health") and MEDFIRST Health Plans of Louisiana, Inc. ("MEDFIRST"). The principal independent general agencies which sell the Company's products are Cornerstone National Marketing Corporation ("Cornerstone") and National Farm & Ranch Group, Inc. ("Farm & Ranch"), each of which currently markets the Company's Medical Expense Products.


PRODUCTS

     The major underwritten product lines currently being marketed by the Company are:

     - "Medical Expense Products," which include policies providing reimbursement for various costs of medical and hospital care and offering reduced deductibles and coinsurance payments to policyholders which use the Company's contracted PPOs; and

     - "Critical Care and Specified Disease Products," which include indemnity policies for treatment of specified diseases and "event specific" and "critical care" policies which provide fixed benefits or lump sum payments upon diagnosis of internal cancer or other catastrophic diseases.

     Within each of these product lines, the Company continues to develop new policies and products to respond to changes in the health care environment. The Company has recently developed its "MSA Major Medical Plan" which allows individuals to take advantage of certain federal tax benefits by purchasing high deductible major medical insurance together with a medical savings account that includes a unique package of additional benefits. Additionally, the Company has developed a new "critical care" product to cross-sell in connection with its marketing of HMO and PPO products.

     Historically, the Company has also underwritten a significant amount of "Medicare Supplement Products" designed to provide reimbursement for certain expenses not covered by the Medicare program. However, due to the relatively low margins for this product, the Company intends to significantly reduce its underwriting of these products in favor of marketing the Medicare Supplement Products of other insurers.

     The major managed care products underwritten by HMOs and other managed care organizations which are currently being marketed by the Company are:

     - HMO products underwritten by Blue Cross of California, MEDFIRST and Foundation Health;

     - PPO products underwritten by UniCARE; and

     - Medicare SELECT products underwritten by UniCARE which utilize the Company's network of contracted Medicare SELECT providers.

     Westbridge was incorporated as a Delaware holding company in September 1982 for its wholly-owned subsidiary, National Foundation Life Insurance Company ("NFL"). NFL has been in the insurance business since 1960. Westbridge's other insurance subsidiaries consist primarily of National Financial Insurance Company ("NFIC"), American Insurance Company of Texas ("AICT") and Freedom Life Insurance Company of America ("FLICA," and together with NFL, NFIC and AICT, the "Insurance Subsidiaries"). The Company's executive offices are located at 777 Main Street, Suite 900, Fort Worth, Texas 76102, and its telephone number is
(817) 878-3300.

                      SUMMARY FINANCIAL AND OPERATING DATA

                                                          YEAR ENDED DECEMBER 31,
                                         ---------------------------------------------------------
                                          1996(1)      1995       1994(2)      1993        1992
                                         ---------   ---------   ---------   ---------   ---------
                                                     (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Premiums...............................  $ 156,780   $ 120,093   $  98,703   $  68,731   $  56,731
Net investment income..................      8,736       7,421       5,764       4,120       3,932
Total revenues.........................    175,146     130,032     106,546      75,292      62,634
Net income.............................      8,261       5,324       6,425       3,531       2,896
Preferred stock dividends..............      1,650       1,650       1,190          --          --
Income applicable to common
  stockholders.........................  $   6,611   $   3,674   $   5,235   $   3,531   $   2,896
Net income per share:
  -- Primary...........................  $    1.08   $    0.63   $    1.13   $    0.78   $    0.66
  -- Fully-diluted.....................  $    0.97   $    0.65   $    1.03   $    0.78   $    0.66
Weighted average number of shares
  outstanding:
  -- Primary...........................  6,131,000   5,836,000   4,617,000   4,555,000   4,381,000
  -- Fully-diluted.....................  8,540,000   8,204,000   6,267,000   4,555,000   4,381,000

                                                    AT OR FOR THE YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------
                                               1996(1)    1995     1994(2)    1993      1992
                                               -------   -------   -------   -------   -------
                                                (IN THOUSANDS, EXCEPT SHARE DATA AND RATIOS)
SUPPLEMENTARY DATA:
Net annualized written premiums(3)...........  $79,127   $60,686   $19,909   $11,602   $ 9,674
Loss ratio(4)................................     60.1%     58.7%     54.3%     48.2%     46.8%
Expense ratio(5).............................     36.9%     40.0%     40.1%     48.7%     54.4%
Ratio of earnings to fixed charges(6)........      3.0x      3.0x      3.0x      2.6x     2.2x
Ratio of earnings to combined fixed charges
  and preferred stock dividends(7)...........      2.3x      2.0x      2.3x
Supplemental adjusted ratio of earnings to
  fixed charges(6)(8)........................      1.3x
Book value per share -- fully diluted........  $  8.09   $  7.53   $  6.93   $  5.09   $  4.30
Statutory capital and surplus(9).............  $18,648   $24,038   $23,564   $16,066   $14,265

                                                                 AT DECEMBER 31, 1996
                                                              ---------------------------
                                                              ACTUAL(1)    AS ADJUSTED(5)
                                                              ---------    --------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets................................................   $220,716       $277,152
Notes payable...............................................     21,210         12,646
Senior subordinated notes...................................     19,350         19,350
Convertible subordinated notes..............................         --         65,000
Redeemable preferred stock(10)..............................     20,000         20,000
Stockholders' equity........................................     47,903         47,903

---------------

(see footnotes on following page)

 (1) Includes operations of FLICA's parent, Freedom Holding Company ("FHC"), from June 1, 1996. See "Business -- Acquisitions."

 (2) Includes operations of NFIC and AICT from April 12, 1994. See "Business -- Acquisitions."

 (3) Represents first-year annualized premiums attributable to policies that have been underwritten and issued by the Company. Excludes net annualized premiums for acquired blocks of business and premiums assumed in connection with coinsurance agreements.

 (4) Calculated as a percent of premiums and reflects a changing mix of the policies issued by the Company between 1992 and 1996. See
     "Business -- Products" and "-- Regulation."

 (5) Expense amounts include level commissions, amortization of goodwill and deferred policy acquisition costs ("DPAC"), general insurance expenses and taxes, licenses and fees for the Company's wholly-owned insurance subsidiaries. The expense ratio is calculated as a percent of premiums and excludes the effects of net investment income, fee and service income, realized gains (losses) and the financial results of the Company's non-insurance operations.

 (6) In computing the ratio of earnings to fixed charges, fixed charges consist of interest on indebtedness, amortization of debt expense and such portion of rental expense which is estimated to be representative of the interest factor, all on a pre-tax basis. Earnings consist of pre-tax income from continuing operations plus fixed charges.

 (7) In computing the ratio of earnings to combined fixed charges and preferred stock dividends, fixed charges consist of interest on indebtedness, amortization of debt expense, such portion of rental expense which is estimated to be representative of the interest factor and required preferred stock dividends (preferred stock dividends are applicable only to the years ended December 31, 1996, 1995 and 1994), all on a pre-tax basis. Earnings consist of pre-tax income from continuing operations plus fixed charges.

 (8) Adjusted to give effect to the receipt of the proceeds of the offering of the Notes hereby and the initial uses thereof. See "Use of Proceeds."

 (9) Calculated in accordance with statutory accounting practices ("SAP") and applicable solely to the wholly-owned insurance subsidiaries of Westbridge.

(10) At December 31, 1996, consists of 20,000 shares of Westbridge's Series A Cumulative Convertible Redeemable Exchangeable Preferred Stock (the "Series A Preferred Stock"), which were convertible, at the option of the holders thereof, into an aggregate of 2,378,120 shares of Common Stock at a conversion price of $8.41 per share of Common Stock. The Series A Preferred Stock is exchangeable, at the option of Westbridge, into that principal amount of Convertible Subordinated Notes due April 12, 2004 of Westbridge (the "Convertible Subordinated Notes") equal to the aggregate liquidation preference of the shares of Series A Preferred Stock to be exchanged. Following the offering of the Notes hereby, the Company intends to call the Series A Preferred Stock for redemption at a time at which the then current market price of the Common Stock will provide an incentive to the holders of the Series A Preferred Stock to convert their shares in accordance with the terms thereof prior to any such redemption. See "Capitalization" and "Description of Capital Stock -- Series A Preferred Stock."

                                  THE OFFERING


Notes Offered...................   $65,000,000 principal amount of     %
                                   Convertible Subordinated Notes due 2004 (the
                                   "Notes").



Maturity Date...................   May 1, 2004.



Interest Payment Dates..........   May 1 and November 1, commencing November 1,
                                   1997.


Interest........................        % per annum.

Conversion......................   The Notes are convertible at the option of
                                   the holder into Common Stock at any time
                                   prior to maturity, unless previously redeemed
                                   or repurchased, at a conversion price of
                                   $          per share, subject to adjustment
                                   in certain circumstances. See "Description of the Notes -- Conversion of the Notes."


Redemption at the Option of
Westbridge......................   The Notes are not redeemable prior to May 1,
                                   2000. Thereafter, the Notes are redeemable at any time and from time to time at the option of Westbridge, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest to the date fixed for redemption. See "Description of the Notes -- Optional Redemption by Westbridge."


Repurchase at the Option of
Holders Upon Change of
  Control.......................   Upon a Change of Control (as defined herein),
                                   Westbridge will offer to repurchase the Notes at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase.
                                   See "Description of the Notes -- Repurchase at the Option of Holders Upon Change of Control."

Subordination...................   The Notes are unsecured and subordinate to
                                   all existing and future Senior Indebtedness
                                   (as defined herein). At February 28, 1997,
                                   Senior Indebtedness was $40.1 million. The
                                   Indenture does not restrict the incurrence of additional indebtedness by Westbridge or any of its subsidiaries. See "Description of the Notes -- Subordination."

Use of Proceeds.................   Westbridge will use approximately $25.0
                                   million of the proceeds of the offering of Notes hereby to provide additional statutory capital and surplus to the Insurance
                                   Subsidiaries and to recapture a block of reinsured insurance policies, with the remainder to be used for general corporate purposes. See "Use of Proceeds."

New York Stock Exchange Common
  Stock Symbol..................   WBC.


Trading.........................   The Notes have been approved for listing on
                                   the New York Stock Exchange, subject to
                                   official notice of issuance.

                             OFFERING RESTRICTIONS

     Westbridge, a Delaware corporation, owns, directly or indirectly, all of the shares of stock of certain life and health insurance companies domiciled in the States of Arizona, Delaware, Mississippi and Texas. State insurance regulatory laws require prior approval by state agencies of any acquisition of control of a domestic insurance company or of any company which controls a domestic insurance company. An insurance company is considered a "domestic" of the state in which it is domiciled. "Control" is generally presumed to exist through the ownership of 10.0% or more of the voting securities of a domestic insurance company or of any company which controls a domestic insurance company. Any person acquiring 10.0% or more of the shares of Common Stock of Westbridge will be presumed to have acquired control of the domestic insurance subsidiaries unless the relevant insurance commissioner, following application by such person in each insurance subsidiary's state of domicile, determines otherwise. Accordingly, any acquisition of 10.0% or more of the Common Stock of Westbridge would require prior action by all or some of the insurance commissioners of the above-referenced states.

                                  RISK FACTORS

     An investment in the Notes involves certain risks associated with the Company's business and the industry in which it competes, including (i) the Company's reliance on its general agencies and the credit risks associated with advances thereto, (ii) the Company's holding company structure, (iii) statutory capital and surplus limitations and the impact of such limitations on new business production, (iv) acquisitions, (v) health care reform, (vi) the adequacy of the Company's reserves, (vii) the recoverability of DPAC, (viii) competition, (ix) risk-based capital requirements, (x) mandated loss ratios,
(xi) regulation, (xii) certain anti-takeover provisions in Westbridge's Certificate of Incorporation and By-laws, (xiii) restrictions on dividends payable by Westbridge, (xiv) repurchase of the Notes and redemption of other securities, (xv) subordination of the Notes, and (xvi) the absence of a public market for the Notes. For a more detailed discussion of these and certain other risks, see "Risk Factors."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Prospectus, including in the sections titled "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," contain "forward-looking" information (as defined in the Private Securities Litigation Reform Act of 1995) that involves risk and uncertainties, including the Company's plans to (i) expand its underwriting and marketing of medical expense health insurance products in rural areas where managed care health plans are often unavailable,
(ii) to increase its fee and service income by continuing to expand its marketing of managed care health plans underwritten primarily by HMOs and other managed care organizations, primarily in urban markets where managed care is the consumer's preferred health-care choice and (iii) to focus on cross-selling its underwritten supplemental health insurance products in connection with its marketing of managed care health plans underwritten by HMOs and other managed care organizations. Actual future results and trends may differ materially depending on a variety of factors discussed in the section captioned "Risk Factors" and elsewhere in this Prospectus, including (a) the Company's ability to raise additional statutory capital and surplus to permit its Insurance Subsidiaries to increase its marketing and sale of the Company's underwritten products, (b) the availability and market acceptance of the managed care products underwritten by HMOs and other managed care organizations, and (c) the effect of economic and market conditions. Subsequent written or oral statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this Prospectus and those in the Company's reports previously filed with the Securities and Exchange Commission (the "Commission").

                                  RISK FACTORS

     Before purchasing the Notes offered hereby, a prospective investor should carefully consider the specific risk factors set forth below as well as the other information set forth elsewhere in this Prospectus.

RELIANCE ON GENERAL AGENCIES; CREDIT RISK

     Since prior to 1991, the Company's controlled and independent general agencies have accounted for substantially all of the Company's first-year premiums. During 1996, LifeStyles Marketing, Cornerstone, Senior Benefits and Farm & Ranch each accounted for over 10.0% of the Company's first-year premiums and together accounted for over 93.0% of the Company's first-year premiums. LifeStyles Marketing is 51.0% owned by the Company and Senior Benefits is a wholly-owned subsidiary of the Company. Each of Cornerstone and Farm & Ranch is an independent general agency which has agreed to market the Company's products under contracts terminable by either party on 180 days' notice. The Company believes that its relationships with its general agencies are good. However, there can be no assurance that such relationships will continue, or if they do continue, that they will remain profitable for the Company. The loss of, or significantly reduced sales efforts by, any of these general agencies, and the failure by the Company to replace such general agencies or otherwise offset such losses, could have a material adverse affect on the Company's business, financial condition or results of operations. See "Business -- Marketing." In the event the Company desires to expand its marketing distribution system, there can be no assurance that it will be able to form additional general agency relationships or, if formed, that such relationships will result in increased sales or profitability for the Company.

     In the ordinary course of business, the Company advances commissions on policies written through its general agencies. The Company is reimbursed for these advances from the commissions earned over the respective policy's life. In the event that policies lapse prior to the time the Company has been fully reimbursed, the general agencies or the individual agents, as the case may be, are responsible for reimbursing the Company for the outstanding balance of the commission advance. The Company has not experienced material annual losses on such commission advances. However, for the year ended December 31, 1996, the Company charged-off approximately $0.9 million of reimbursable commission advances which had accumulated in LifeStyles Marketing over a period of five years. There can be no assurance as to the frequency of occurrence or amount of any future losses. As of December 31, 1996, outstanding advances totaled $18.3 million to the Company's general agencies and their agents.

HOLDING COMPANY STRUCTURE; RELIANCE ON SUBSIDIARIES

     Westbridge is an insurance holding company, the principal assets of which consist of its operating subsidiaries. Accordingly, Westbridge is dependent upon the ability of its operating subsidiaries to pay cash dividends or make other cash payments to it to provide funds to redeem or make interest payments on the Notes, to pay dividends on the Series A Preferred Stock and to make its required debt service payments. The Insurance Subsidiaries are regulated by the insurance laws of their domiciliary states, which restrict the Insurance Subsidiaries' ability to pay dividends and to make other payments to Westbridge. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Resources and Statutory Capital and Surplus." As of December 31, 1996, NFL is precluded from paying dividends during 1997 without prior regulatory approval due to negative statutory "earned surplus" as a result of historical statutory losses. In addition, for the foreseeable future, NFL has agreed to seek the approval of the Delaware insurance commissioner prior to making any dividend payments. As of December 31, 1996, FLICA had the ability to pay NFL, without prior regulatory approval, $1.5 million in dividends during 1997, none of which has been paid. NFIC and AICT are also precluded from making dividend payments in 1997 without prior written approval from the Texas insurance commissioner due to net losses on a statutory basis for the year ended December 31, 1996.

STATUTORY CAPITAL AND SURPLUS LIMITATIONS; NEW BUSINESS PRODUCTION

     The Company's ability to underwrite insurance products is limited by state regulation of statutory capital and surplus requirements. As a result of rapid growth in underwritten health insurance product sales during 1995 and the first six months of 1996, the Company has experienced a decline in its available statutory capital and surplus. Accordingly, the Company has reduced the marketing of its underwritten products since the second quarter of 1996, consistent with its available statutory capital and surplus. This reduction resulted in a decrease in first-year premiums from $16.5 million for the three months ended June 30, 1996 to $14.9 million for the three months ended December 31, 1996. Further decreases in the Company's first-year premiums are expected to continue until such time as the Company is able to obtain additional statutory capital and surplus. In the absence of a resumption of growth in sales of the Company's underwritten products, future renewal premiums are expected to level off and begin to decline during 1997. Absent other sources of revenue, a decline in total premiums would result in a reduction in the Company's earnings. The Company intends to use a portion of the proceeds of the offering of the Notes hereby to supplement the statutory capital and surplus of the Insurance Subsidiaries which will permit the Company to increase the marketing of its underwritten health insurance products. However, the Company does not expect any resulting growth in sales of the Company's underwritten products to significantly increase total premiums until the latter part of 1997 or early 1998. No assurance can be given that such additional sources of statutory capital and surplus will be available to the Company and a failure to obtain such additional statutory capital and surplus could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, to the extent that the resumption of growth in sales involves the expansion of the Company's marketing distribution system, such growth could involve significant cash expenditures by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Overview" and "Business -- Regulation."

ACQUISITIONS

     For the year ended December 31, 1996, approximately 31.0% of the Company's premiums related to policies obtained through purchases of closed blocks of insurance policies and through blocks acquired in the acquisitions of NFIC, AICT and FLICA. Renewal premiums from these closed blocks of business, as well as from policies issued by the Company, decline over time due to policy lapses and cancellations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." To offset this decline, the Company must underwrite or acquire additional policies. The acquisition of additional policies may require additional statutory capital and surplus. In addition, both indemnity and assumption reinsurance and acquisitions are subject to prior regulatory approval. In the case where indemnity and assumption reinsurance is used, prior approval from the insurance regulator of each state in which the policies to be acquired have been written must be obtained before the Company can assume those policies under assumption reinsurance. See "Business -- Reinsurance." In the case where the Company seeks to acquire another company, prior approval from the insurance regulator of the domiciliary state of the company to be acquired, and the domiciliary state of each insurance subsidiary, must be obtained before the acquisition can be consummated. There can be no assurance that such regulatory approval would be obtained. Moreover, due to certain legislative and regulatory initiatives, it may become more difficult to utilize assumption reinsurance as a method of acquiring blocks of business in the future. See
"Business -- Regulation." Future acquisitions will also depend on the availability and suitability of blocks of policies in force and companies to be acquired and may also require the Company to obtain financing. There can be no assurance that suitable blocks of policies in force, companies, or financing would be available to the Company.

HEALTH CARE REFORM

     Health care reform has been, and is likely to continue to be, a legislative focus at both the federal and state level. Such federal or state legislative reform, if enacted, could, among other things, further restrict the Company's ability to implement rate increases and could impose limitations on the profitability of certain of the Company's medical expense and supplemental health insurance products. Also, to the extent that such legislation guarantees major medical coverage to all United States residents and/or expands the scope of basic medical coverage, the demand for specified disease and supplemental health insurance may be reduced, and certain health insurance policies currently in force could experience high lapse rates. The Company cannot predict what effect, if any, yet to be enacted health care legislation or proposals will have on the Company if and when enacted. The Company believes that the current political environment in which it operates will result in continued legislative scrutiny of health care reform and may lead to additional legislative initiatives. No assurance can be given that enactment of any federal and/or state health care reforms will not have a material adverse effect on the Company's business, financial condition or results of operations.

ADEQUACY OF RESERVES

     The Company's Critical Care and Specified Disease Products generally provide readily determinable benefits pursuant to fixed or capped schedules of indemnities. The substantial majority of these benefits are therefore generally not subject to increase as a result of inflation. Accordingly, and based on the Company's morbidity, persistency and benefit payment experience, as well as information developed, in part, in reliance on actuarial consultants and industry data, management believes that the amounts and timing of the Company's future policyholder benefits payable with respect to in force Critical Care and Specified Disease Products are generally relatively predictable. However, inflation will affect claim costs on the Company's Medicare Supplement Products and Medical Expense Products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Resources, and Statutory Capital and Surplus -- Consolidated." As a result, future policy benefits are less predictable for these products than for Critical Care and Specified Disease Products. The inability to accurately predict future policy benefits may adversely affect the adequacy of the Company's policy benefit reserves. The adequacy of the Company's policy benefit reserves may also be impacted by the development of new medicines and treatment procedures which may alter the incidence rates of illness and the treatment methods for illness and accident victims (such as out-patient versus in-patient care) or prolong the life expectancy of such victims. Changes in coverage provided by major medical insurers or government plans may also affect the adequacy of the Company's reserves if, for example, such developments had the effect of increasing or decreasing the incidence rate and per claim costs of occurrences against which the Company insures. An increase in either the incidence rate or the per claim costs of such occurrences could result in the Company needing to post additional reserves, which could have a material adverse effect upon its business, financial condition or results of operations. Although management believes that the Company's policy benefit reserves are adequate, there can be no assurance with respect to such adequacy. A material inadequacy in the policy benefit reserves could have a material adverse effect on the business, financial condition or results of operations of the Company. For example, if the Company underestimates expected policyholder benefits, then the policy benefit reserves would be inadequate to fund such benefits. As a result, the Company would incur additional expenses when the Company incurs such benefits or when the Company becomes aware of the inadequacy and increases its reserve. See
"Business -- Reserve Policy and Adequacy."

RECOVERABILITY OF DEFERRED POLICY ACQUISITION COSTS

     Under GAAP, DPAC is established to properly spread the acquisition costs for the production of new business against the expected future revenues from the policies. DPAC is amortized over future revenues generated by the business to which the costs are related. This amortization is based on the expected pattern of future revenues and on the expected persistency of the policies. The actual amortization of DPAC is adjusted monthly to reflect the actual persistency of the business. If actual policy terminations are higher than expected, DPAC would be amortized more rapidly than originally scheduled and the Company's business, financial condition or results of operations would be adversely affected.

COMPETITION

     The Company is engaged in a highly competitive industry. Several hundred insurance companies sell accident and health insurance, including numerous insurers which offer competitive protection plans substantially similar to those offered by the Company. Many of these competitors have considerably greater financial resources and considerably higher ratings from insurance rating agencies than the Company. Private insurers and voluntary and cooperative plans provide various alternatives for meeting hospitalization and medical expenses. Additionally, the federal and state governments provide through the Medicare and Medicaid programs for the payment of certain costs associated with medical care. These major medical programs generally cover a substantial amount of the medical expenses incurred as a result of accidents or illnesses.

     The Company's Medical Expense Products are designed to provide coverage which is similar to the major medical insurance programs described above, but are sold primarily to persons not covered in an employer sponsored group. The Company's Critical Care and Specified Disease Products are designed to provide coverage which is supplemental to major medical insurance and may be used to defray nonmedical as well as medical expenses. Since these policies are sold to complement major medical insurance, the Company competes only indirectly with these insurers. However, expansion of coverage by other insurers could adversely affect the Company's business, financial condition or results of operations. The Company's Medicare Supplement Products are designed to supplement the Medicare program by reimbursing for expenses not covered by such program. To the extent that future government programs reduce the availability or attractiveness of supplemental insurance for such government programs, they could adversely affect the Company's business, financial condition or results of operations.

     Managed care organizations operate in a highly competitive environment and in an industry that is currently subject to significant changes resulting from business consolidations, legislative reform, aggressive marketing practices and market pressures. The Company's ability to increase its fee and service income by continuing to expand its marketing of Medicare Supplement Products and managed care health plans underwritten primarily by HMOs and other managed care organizations may be adversely affected by the changes affecting this industry. See "Business -- Competition."

RISK-BASED CAPITAL REQUIREMENTS

     The National Association of Insurance Commissioners (the "NAIC") has developed certain risk-based capital ("RBC") statutory requirements for insurance companies which require remedial action in the event an insurance company's statutory capital and surplus falls below the specified level. These requirements are effective on a state by state basis if and when they are adopted by the state regulators. The States of Delaware and Mississippi have each adopted the NAIC's RBC guidelines. The State of Texas has developed a guideline for calculating RBC which varies from the NAIC's requirements. As of December 31, 1996, the RBC for each of the Insurance Subsidiaries exceeded the threshold for regulatory intervention. However, as a result of rapid growth in product sales during 1995 and the first six months of 1996, the Company has reduced the marketing of its underwritten products since the second quarter of 1996, consistent with its available statutory capital and surplus. The Company continues to seek additional sources of statutory capital and surplus, however, there can be no assurance that such efforts will be successful. See
"Business -- Regulation."

MANDATED LOSS RATIOS

     The Company's health insurance products are subject to rate regulation by state insurance departments which generally require that certain minimum loss ratios be maintained. The states in which the Company is licensed have the authority to change the minimum mandated statutory loss ratios to which the Company is subject, the manner in which these ratios are computed and the manner in which compliance with these ratios is measured and enforced. Most states in which the Company writes health insurance products have adopted the loss ratios recommended by the NAIC. The Company is unable to predict the impact of (i) any changes in the mandatory statutory loss ratios relating to products offered by the Company or (ii) any change in the manner in which these minimums are computed or enforced in the future. The Company has not been informed by any state that it does not meet mandated minimum ratios, and the Company believes that it is in compliance with all such minimum ratios. In the event the Company is not in compliance with minimum statutory loss ratios mandated by regulatory authorities, the Company may be required to reduce or refund premiums, which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Regulation."

REGULATION

     The Company is subject to regulation and supervision in all of the jurisdictions in which it conducts business. Regulatory agencies supervising the insurance industry are typically granted broad administrative powers relating to, among other things, the granting and revoking of licenses to transact business, regulation of trade practices and premiums, licensing of agents, approval of content and form of policies, maintenance of specified reserves and statutory capital and surplus, deposits of securities, form and content of required financial statements, nature of investments and limitations on dividends to stockholders. The purpose of such regulation and supervision is primarily to provide safeguards for policyholders rather than to protect the interests of stockholders. Such regulation may delay the introduction of new products and may impede, or impose burdensome conditions on, rate increases or other actions that the Company may wish to take in order to enhance its operating results. In addition, federal or state legislation or regulations may be enacted that may prohibit or impose restrictions on the ability to sell certain types of insurance products or impose other restrictions on the Company's operations. No assurance can be given that future legislative or regulatory changes will not adversely effect the Company's business, financial condition or results of operations. See "Business -- Regulation."

     In addition to periodic examinations, state insurance regulatory authorities from time to time undertake market conduct examinations of the Company. Although past examinations have not resulted in any significant adjustments to the Company's operations, and the Company does not believe that any current examinations will result in any such adjustments, there can be no assurance that the Company's belief with respect to current examinations is correct or that future examinations will not result in the imposition of burdensome conditions on the Company's operations. Certain states in which the Company conducts business have adopted NAIC model statutes and regulations relating to the conduct and practices of insurance companies. Any limitations or other restrictions imposed on the Company, as a result of periodic reviews, market conduct examinations or otherwise, by regulators of a state which has adopted the model statutes and regulations may also be imposed by the regulators in other states which have adopted such statutes and regulations.

     Four northeastern states either prohibit sales of policies that offer only "specified or dread disease" coverage (such as that provided by certain of the Company's Critical Care and Specified Disease Products) or require that such coverage be offered in conjunction with other forms of health insurance. Although, the Company has no knowledge of legislative initiatives which would limit or prohibit the sale of "specified or dread disease" policies in states in which the Company operates, there can be no assurance that such states will not adopt similar prohibitions.

     Periodically, the insurance regulatory framework is subject to review, and certain state legislatures consider or enact laws that alter, and in many cases increase, state authority to regulate insurance companies. In recent years, the NAIC and state regulators have been re-examining existing laws and regulations, specifically focusing on insurance company investments and solvency issues. In addition, legislation has been introduced in the U.S. Congress which could result in the U.S. Government assuming some role in the regulation of the insurance industry. The Company cannot predict the effect that any NAIC recommendations or proposed or future federal or state legislation or regulations may have on the business, financial condition or results of operations of the Company. See "-- Holding Company Structure; Reliance on Subsidiaries" and "Business -- Regulation."

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions in Westbridge's Certificate of Incorporation (the "Certificate of Incorporation") and By-Laws (the "By-Laws") could discourage potential acquisition proposals and could delay or prevent a change in control of Westbridge. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the Common Stock, or proxy contests. Such provisions may also inhibit fluctuations in the market price of the Common Stock that could result from takeover attempts. See "Description of Capital
Stock -- Delaware Anti-takeover Law and Certain Charter Provisions." In addition, the Board of Directors, without further stockholder approval, may issue preferred stock with such terms as the Board of Directors may determine. Such issuance could have the effect of delaying or preventing a change in control of Westbridge. The issuance of such preferred stock could also adversely affect the voting power of the holders of Common Stock. See "Description of Capital Stock -- Preferred Stock." Westbridge is also afforded the protections of Section 203 of the Delaware General Corporation Law, which could delay or prevent a change in control of Westbridge or could impede a merger, consolidation, takeover or other business combination involving Westbridge or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of Westbridge. See "Description of Capital Stock -- Delaware Anti-takeover Law and Certain Charter Provisions." Additionally, state insurance regulatory laws require advance approval by state agencies of any change in control of certain insurance holding companies. Any purchaser of 10% or more of the outstanding shares of Common Stock of Westbridge will be presumed to have acquired control of the Insurance Subsidiaries unless the relevant insurance commissioner, following application by such purchaser in each Insurance Subsidiary's state of domicile, determines otherwise. Such approvals may deter, delay or prevent certain transactions affecting the control or the ownership of Common Stock, including transactions that could be advantageous to the stockholders of Westbridge. See "Description of Capital Stock -- Insurance Regulation Concerning Change of Control."

RESTRICTIONS ON WESTBRIDGE DIVIDENDS

     The Preferred Stock Purchase Agreement relating to the issuance and sale of the Series A Preferred Stock (the "Preferred Stock Purchase Agreement") and the Indenture, dated as of February 15, 1995, between Westbridge and Liberty Bank and Trust Company of Oklahoma City, National Association, as Trustee (the "Senior Subordinated Indenture") relating to Westbridge's Senior Subordinated Notes each restrict the payment of dividends and other distributions on Westbridge's capital stock. See "Description of Capital Stock -- Restrictions on Dividends."

REPURCHASE OF NOTES; REDEMPTION OF OTHER SECURITIES

     Upon a Change of Control (as defined), Westbridge will be obligated to offer to repurchase the Notes from each holder at 100% of the principal amount plus accrued and unpaid interest to the date of repurchase. See "Description of the Notes -- Repurchase as the Option of Holders Upon Change of Control." In the event of a Change of Control, there can be no assurance that Westbridge would have sufficient funds to pay the repurchase price for all Notes tendered. In addition, current or future credit agreements and guarantees to which the Company is a party may contain limitations on such repurchases. If Westbridge were restricted from making such repurchase and could not obtain the consent of the lenders or could not refinance the loans, Westbridge would remain restricted from repurchasing the Notes. In such event, Westbridge's failure to repurchase the Notes would constitute an event of default under the Indenture relating thereto (the "Indenture"), which may in turn constitute defaults under other Company indebtedness, in which case the subordination provisions of the Indenture would likely restrict payments to holders of the Notes.

     The Certificate of Incorporation and the Preferred Stock Purchase Agreement describe certain events which provide each holder of Series A Preferred Stock or Convertible Subordinated Notes with the option to require Westbridge to redeem or repurchase all or any part of the holder's Series A Preferred Stock or Convertible Subordinated Notes, as the case may be, including events which would not result in a Change of Control. Following the occurrence of any such event, there can be no assurance that Westbridge would have sufficient funds to redeem or repurchase such Series A Preferred Stock or Convertible Subordinated Notes or that, if Westbridge did redeem or repurchase such Series A Preferred Stock or Convertible Subordinated Notes, such event would not materially adversely affect Westbridge's ability to meet its obligations with respect to the Notes. Westbridge's failure to redeem or repurchase could constitute an event of default under then existing indebtedness thereby permitting an acceleration of such indebtedness, in which case the subordination provisions of the Indenture would likely restrict payments to holders of the Notes.

SUBORDINATION

     The Notes will be unsecured and subordinated in the right of payment to all existing and future Senior Indebtedness (as defined), including the principal of (and any premium, if any) and interest on and all other amounts due on or payable in connection with Senior Indebtedness. At February 28, 1997, Senior Indebtedness was $40.1 million, consisting primarily of Westbridge's 11% Senior Subordinated Notes due 2002 (the "Senior Subordinated Notes"), amounts owed under the Credit Agreement dated as of December 28, 1995 between Westbridge Funding Corporation, Westbridge's wholly-owned financing subsidiary ("WFC"), and Fleet National Bank, as amended (the "Credit Agreement"), which amounts are guaranteed by Westbridge, and a ceding commission owed in connection with a reinsurance agreement. The Indenture does not restrict the ability of Westbridge or its subsidiaries to incur additional indebtedness and the Company may from time to time issue additional indebtedness constituting Senior Indebtedness. By reason of such subordination, in the event of liquidation, reorganization, dissolution or winding up of Westbridge, or upon an assignment for the benefit of creditors or any other marshaling of Westbridge's assets and liabilities, or upon other proceedings, the holders of the Senior Subordinated Notes and other creditors who are holders of Senior Indebtedness must be paid in full before the holders of the Notes may be paid. This may have the effect of reducing the amount of such proceeds paid to the holders of the Notes. In addition, under certain circumstances, no payments may be made with respect to the principal of or interest on the Notes if there exists (and has not been waived) a payment default or certain other defaults with respect to Senior Indebtedness. See "Description of the Notes -- Subordination."

ABSENCE OF PUBLIC MARKET


     There is currently no public market for the Notes and there can be no assurance that an active public market for the Notes will develop. The Notes have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.


                                USE OF PROCEEDS

     The net proceeds to be received by Westbridge from the sale of the Notes offered hereby (after deducting underwriting discounts and commissions and estimated offering expenses payable by Westbridge) are estimated to be
approximately $     million ($     million if the Underwriters' over-allotment
option is exercised in full).

     Westbridge intends to utilize such net proceeds (i) to initially contribute approximately $15.0 million to the Insurance Subsidiaries to provide additional statutory capital and surplus for their operations, and (ii) to recapture a block of reinsured insurance policies for approximately $10.0 million (which amount includes an estimated recapture expense of approximately $0.5 million). The remainder of such net proceeds will be utilized for general corporate purposes, which may include without limitation, contributing to the Insurance Subsidiaries additional statutory capital and surplus from time to time, expanding the Company's marketing distribution network and acquisitions of insurance companies or blocks of business. As of the date hereof, the Company is not actively pursuing any opportunities to acquire additional insurance companies or blocks of business.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at December 31, 1996 and the capitalization as adjusted to reflect the sale of $65.0 million aggregate principal amount of Notes offered hereby and the anticipated use of the proceeds therefrom. The table should be read in conjunction with the Consolidated Financial Statements of the Company, including the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.

                                           AT DECEMBER 31, 1996
                                          -----------------------
                                           ACTUAL     AS ADJUSTED
                                          --------    -----------
                                              (IN THOUSANDS)
Debt:
  11% Senior Subordinated Notes due
     2002...............................  $ 19,350     $ 19,350
    % Convertible Subordinated Notes....        --       65,000
  Notes payable(1)......................    21,210       12,646
                                          --------     --------
  Total debt............................    40,560       96,996
                                          --------     --------
Redeemable Preferred Stock ($.10 par
  value):
  1,000,000 shares authorized; 20,000
     shares of Series A Preferred Stock
     issued(2)..........................    20,000       20,000
                                          --------     --------
  Total redeemable preferred stock......    20,000       20,000
                                          --------     --------
Stockholders' Equity:
  Common stock ($.10 par value)
     30,000,000 shares authorized;
     6,039,994 shares issued(3).........       604          604
  Capital in excess of par value........    29,226       29,226
  Unrealized appreciation of investments
     carried at market value............     1,057        1,057
  Retained earnings.....................    17,186       17,186
  Less: Aggregate of treasury shares and
     investment by affiliates in Common
     Stock (28,600), at cost............      (170)        (170)
                                          --------     --------
  Total stockholders' equity............    47,903       47,903
                                          --------     --------
  Total capitalization..................  $108,463     $164,899
                                          ========     ========

---------------

(1) Adjusted to reflect the recapture of a block of reinsured insurance policies. See "Use of Proceeds." In connection with the recapture of such policies, the Company expects to incur a recapture expense of approximately $500,000 which will be recorded as an extraordinary loss during the fiscal quarter in which such recapture is completed.

(2) At December 31, 1996, the Series A Preferred Stock was convertible, at the option of the holders thereof, into 2,378,120 shares of Common Stock at a conversion price of $8.41 per share of Common Stock. The Series A Preferred Stock is exchangeable, at the option of Westbridge, into that principal amount of Convertible Subordinated Notes equal to the aggregate liquidation preference of the shares of Series A Preferred Stock to be exchanged. Following the offering of Notes hereby, the Company intends to call the Series A Preferred Stock for redemption at a time at which the then current market price of the Common Stock will provide an incentive to the holders of Series A Preferred Stock to convert their shares in accordance with the terms thereof prior to any such redemption.

(3) Does not include (i) 336,529 shares issuable upon the exercise of outstanding options granted under the Company's Employee Incentive Stock Option Plan (the "1982 Plan"), 1985 Employee Incentive Stock Option Plan (as amended, the "1985 Plan") and 1992 Stock Option Plan (as amended, the "1992 Plan"), (ii) 376,900 shares reserved for issuance pursuant to the Westbridge Capital Corp. 1996 Restricted Stock Plan (the "1996 Restricted Stock Plan"),
    (iii) shares reserved for issuance pursuant to future grants of options under the 1992 Plan and future grants of shares under the 1996 Restricted Stock Plan, (iv) 2,378,120 shares issuable upon conversion of the Series A Preferred Stock, (v) 255,501 shares issuable upon exercise of certain
    outstanding warrants, (vi)         shares issuable upon conversion of the
    Notes offered hereby, and (vii)         shares issuable upon exercise of the
    warrants issued as additional compensation to the Underwriters (the "Underwriters' Warrants," see "Underwriting").

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Westbridge's Common Stock is listed on the New York Stock Exchange and traded under the symbol "WBC." The following table sets forth for the periods indicated the high and low sales price for the Common Stock, by quarter, as reported for New York Stock Exchange consolidated transactions.


                                                                HIGH          LOW
                                                                ----          ---
1997
  2nd Quarter (through April 23, 1997)......................    $10 1/8        $9 1/4
  1st Quarter...............................................     12 1/4         9 1/2
1996
  4th Quarter...............................................      9 7/8         7 3/4
  3rd Quarter...............................................      8 3/4         7 1/2
  2nd Quarter...............................................      7 7/8         5 7/8
  1st Quarter...............................................      7 1/8         5 1/4
1995
  4th Quarter...............................................      6 5/8         5 5/8
  3rd Quarter...............................................      6 5/8         5 3/4
  2nd Quarter...............................................      7 1/2         5 1/2
  1st Quarter...............................................      8 1/8         5 7/8



     On April 23, 1997, the closing price of the Common Stock on the New York Stock Exchange was $9 1/4 per share. As of April 3, 1997, there were approximately 2,197 record holders of the Common Stock.


     Westbridge has not paid any cash dividends on the Common Stock and does not anticipate declaring or paying cash dividends on the Common Stock in the foreseeable future. Both the Preferred Stock Purchase Agreement relating to the Series A Preferred Stock and the Senior Subordinated Indenture relating to the Senior Subordinated Notes, impose certain restrictions upon Westbridge with respect to the payment of dividends on the Common Stock. See "Risk
Factors -- Restriction on Westbridge Dividends" and "Description of Capital Stock -- Restrictions on Dividends." For information concerning statutory limitations on the payment of dividends by the Insurance Subsidiaries to Westbridge, See "Risk Factors -- Holding Company Structure; Reliance on Subsidiaries," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Resources and Statutory Capital," "Business -- Regulation" and Note 11 of Notes to the Consolidated Financial Statements.

                     SELECTED FINANCIAL AND OPERATING DATA

     The information set forth below was selected or derived from the Consolidated Financial Statements of the Company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes thereto appearing elsewhere in this Prospectus.

                                                       FOR THE YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------
                                           1996(1)      1995       1994(2)      1993        1992
                                          ---------   ---------   ---------   ---------   ---------
                                                      (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Premiums................................  $ 156,780   $ 120,093   $  98,703   $  68,731   $  56,731
Net investment income...................      8,736       7,421       5,764       4,120       3,932
Fee and service income..................      9,534       2,327       1,728       1,397       1,392
Net realized gains on investments.......         96         182         320       1,030         422
Other income............................         --           9          31          14         157
                                          ---------   ---------   ---------   ---------   ---------
         Total revenues.................    175,146     130,032     106,546      75,292      62,634
                                          ---------   ---------   ---------   ---------   ---------
Benefits and claims.....................     94,187      70,465      53,623      33,153      26,522
Amortization of deferred policy
  acquisition costs.....................     22,907      11,553       9,711       8,159       8,452
Commissions.............................      7,919      11,359      11,224       9,595       8,382
General and administrative expenses.....     27,123      21,926      16,847      14,349      12,663
Taxes, licenses and fees................      5,951       4,101       3,230       2,724       2,095
Interest expense........................      4,462       2,432       3,067       2,552       2,536
                                          ---------   ---------   ---------   ---------   ---------
         Total expenses.................    162,549     121,836      97,702      70,532      60,650
                                          ---------   ---------   ---------   ---------   ---------
Provision for income taxes..............      4,410       2,813       2,764       1,562         532
Equity in Freedom Holding Company.......         74         348         345         333         310
Income before cumulative effect of
  change in accounting principle and
  extraordinary loss....................      8,261       5,731       6,425       3,531       1,762
Cumulative effect on prior years of
  change in accounting principle(3).....         --          --          --          --       1,134
Extraordinary loss from early
  extinguishment of debt, net of income
  tax benefit...........................         --         407          --          --          --
                                          ---------   ---------   ---------   ---------   ---------
Net income..............................      8,261       5,324       6,425       3,531       2,896
Preferred stock dividends...............      1,650       1,650       1,190          --          --
                                          ---------   ---------   ---------   ---------   ---------
Income applicable to common
  stockholders..........................  $   6,611   $   3,674   $   5,235   $   3,531   $   2,896
                                          =========   =========   =========   =========   =========
Net income per share:
  -- Primary............................  $    1.08   $    0.63   $    1.13   $    0.78   $    0.66
  -- Fully-diluted......................  $    0.97   $    0.65   $    1.03   $    0.78   $    0.66
Weighted average number of shares
  outstanding:
  -- Primary............................  6,131,000   5,836,000   4,617,000   4,555,000   4,381,000
  -- Fully-diluted......................  8,540,000   8,204,000   6,267,000   4,555,000   4,381,000

                                                            AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------------------
                                                     1996(1)     1995      1994(2)     1993       1992
                                                     -------    -------    -------    -------    -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
SUPPLEMENTAL DATA:
Net annualized written premiums(4).................  $79,127    $60,686    $19,909    $11,602    $ 9,674
Loss ratio(5)......................................     60.1%      58.7%      54.3%      48.2%      46.8%
Expense ratio(6)...................................     36.9%      40.0%      40.1%      48.7%      54.4%
Ratio of earnings to fixed charges(7)..............      3.0x       3.0x       3.0x       2.6x       2.2x
Ratio of earnings to combined fixed charges and
  preferred stock dividends(8).....................      2.3x       2.0x       2.3x
Supplemental adjusted ratio of earnings to fixed
  charges(7).......................................      1.3x
Book value per share -- fully diluted..............  $  8.09    $  7.53    $  6.93    $  5.09    $  4.30
Statutory capital and surplus(9)...................  $18,648    $24,038    $23,564    $16,066    $14,265

                                                                     AT DECEMBER 31,
                                                 -------------------------------------------------------
                                                 1996(1)       1995      1994(2)      1993        1992
                                                 --------    --------    --------    -------    --------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Total cash and invested assets.................  $103,218    $111,516    $108,838    $57,434    $ 59,399
Deferred policy acquisition costs..............    83,871      56,977      58,654     28,354      30,768
Total assets...................................   220,716     200,999     187,581     97,067     101,915
Notes payable..................................    21,210      15,807          --         --          --
Senior subordinated notes......................    19,350      19,264      24,665     19,422      19,210
Redeemable preferred stock(10).................    20,000      20,000          --         --          --
Stockholders' equity...........................    47,903      42,805      26,355     21,611      18,013

---------------

 (1) Includes operations of FLICA's parent, FHC, from June 1, 1996. See "Business -- Acquisitions."

 (2) Includes operations of NFIC and AICT from April 12, 1994. See "Business -- Acquisitions."

 (3) Reflects the effect of the Company's adoption of SFAS 109, "Accounting for Income Taxes," on a prospective basis as of January 1, 1992.

 (4) Represents first-year annualized premiums attributable to policies that have been underwritten and issued by the Company. Excludes net annualized premiums for acquired blocks of business and premiums assumed in connection with coinsurance agreements.

 (5) Calculated as a percent of premiums and reflects a changing mix of the policies issued by the Company between 1992 and 1996. See
     "Business -- Products" and "-- Regulation."

 (6) Expense amounts include level commissions, amortization of goodwill and DPAC, general insurance expenses and taxes, licenses and fees for the Company's wholly-owned insurance subsidiaries. The expense ratio is calculated as a percent of premiums and excludes the effects of net investment income, fee and service income, realized gains (losses) and the financial results of the Company's non-insurance operations.

 (7) In computing the ratio of earnings to fixed charges, fixed charges consist of interest on indebtedness, amortization of debt expense and such portion of rental expense which is estimated to be representative of the interest factor, all on a pre-tax basis. Earnings consist of pre-tax income from continuing operations plus fixed charges.

 (8) In computing the ratio of earnings to combined fixed charges and preferred stock dividends, fixed charges consist of interest on indebtedness, amortization of debt expense, such portion of rental expense which is estimated to be representative of the interest factor, and required preferred stock dividend requirements (preferred stock dividend requirements are applicable only to the years ended December 31, 1996, 1995 and 1994), all on a pre-tax basis. Earnings consist of pre-tax income from continuing operations plus fixed charges.

 (9) Calculated in accordance with SAP and applicable solely to the wholly-owned insurance subsidiaries of Westbridge.

(10) At December 31, 1996, consists of 20,000 shares of Series A Preferred Stock, which were convertible, at the option of the holders thereof, into an aggregate of 2,378,120 shares of Common Stock at a conversion price of $8.41 per share of Common Stock. The Series A Preferred Stock is exchangeable, at the option of Westbridge, into that principal amount of Convertible Subordinated Notes equal to the aggregate liquidation preference of the shares of Series A Preferred Stock to be exchanged. Following the offering of the Notes hereby, the Company intends to call the Series A Preferred Stock for redemption at a time at which the then current market price of the Common Stock will provide an incentive to the holders of the Series A Preferred Stock to convert their shares in accordance with the terms thereof prior to any such redemption. See "Capitalization" and "Description of Capital Stock -- Series A Preferred Stock."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company markets medical expense and supplemental health insurance products and managed care health plans to individuals in 41 states. Since 1992, the Company has grown through a combination of acquisitions and, more recently, increased sales of its underwritten products. Primarily as a result of acquisitions, the Company's total premiums grew from approximately $56.7 million in 1992 to approximately $98.7 million in 1994. During the first quarter of 1995, the Company embarked on a strategy of expanding the number of agents in its marketing distribution system to increase sales of its underwritten products. As a result of this initiative, the Company's net annualized written premiums increased from $19.9 million in 1994 to $79.1 million in 1996 with total premiums increasing 59.0% from $98.7 million in 1994 to $156.8 million in 1996. During the middle of 1996, the Company reduced the marketing of its underwritten products due to statutory capital and surplus constraints caused by its rapid growth. The Company intends to increase the marketing of its underwritten products following the sale of the Notes offered hereby.

     The Company has taken advantage of its marketing distribution system to market certain managed care health plans which are underwritten by HMOs and other non-affiliated managed care organizations. Through this marketing effort, which generates sales commissions, the Company's fee and service income has increased from approximately $2.3 million in 1995 to approximately $9.5 million in 1996. Fee and service income can be generated without regard to the statutory capital and surplus requirements that apply to the Company's underwritten products.

     The Company's strategy is (i) to expand its underwriting and marketing of its Medical Expense Products in rural areas where managed care health plans are often unavailable, (ii) to increase its fee and service income by continuing to expand its marketing of managed care health plans underwritten primarily by HMOs and other managed care organizations, primarily in urban markets where managed care health plans are readily available, and (iii) to focus on cross-selling its Critical Care and Specified Disease Products in connection with the managed care health plans it markets. The Company believes that its Critical Care and Specified Disease Products are attractive to managed care consumers who are concerned with the choice limitations of managed care health plans, particularly in the event of serious illness. In addition, the Company intends to evaluate opportunities for further growth through acquisitions.

OVERVIEW

     The Company derives its revenue primarily from premiums from its insurance products and, to a significantly lesser extent, from fee and service income, income earned on invested assets and gains on the sales or redemptions of invested assets. The Company's primary expenses include benefits and claims in connection with its insurance products, DPAC, commissions paid on policy renewals, general and administrative expenses associated with policy and claims administration, taxes, licenses and fees and interest on its indebtedness. In addition to the foregoing expenses, Westbridge is obligated to pay dividends on the Series A Preferred Stock if and when declared by the Board of Directors.

     Fee and service income is generated from (i) commissions received by the Company for sales of managed care products underwritten primarily by HMOs and other managed care organizations, (ii) telemarketing services provided by Precision Dialing Services, Inc., an indirect, wholly-owned subsidiary of Westbridge ("PDS"), and (iii) printing services provided by Westbridge Printing Services, Inc., an indirect, wholly-owned subsidiary of Westbridge ("WPS").

     Benefits and claims are comprised of (i) claims paid, (ii) changes in claim reserves for claims incurred (whether or not reported) and (iii) changes in policy benefit reserves based on actuarial assumptions of future benefit obligations not yet incurred on policies in force.

     DPAC consists of expenditures made for the production of new business. Such expenditures consist principally of the amount by which first-year commission costs exceed commission costs paid in subsequent policy years and policy issue costs. Also included in DPAC is the cost of insurance purchased relating to acquired blocks of business. The amortization of these costs is based on actuarially estimated future premium revenues. The amortization rate is adjusted monthly to reflect actual experience.

     Acquisitions. Over the past four years, the Company has acquired seasoned blocks of business to supplement its revenue. These acquisitions included (i) a block of Medicare Supplement Products purchased from American Integrity Insurance Company ("American Integrity") in September 1992, (ii) a block of Medicare Supplement Products purchased from Life and Health Insurance Company of America ("Life and Health") in March 1993, (iii) a block of Critical Care and Specified Disease Products purchased from Dixie National Life Insurance Company ("Dixie National Life") in February 1994, (iv) a block of policies in all of the Company's product lines purchased in the acquisition of NFIC and AICT in April 1994, and (v) a block of Critical Care and Specified Disease Products purchased in the acquisition of FLICA in May 1996.

     New Business Production. As a result of rapid growth in underwritten health insurance product sales during 1995 and the first six months of 1996, the Company has experienced a decline in its available statutory capital and surplus. Accordingly, the Company has reduced the marketing of its underwritten products since the second quarter of 1996, consistent with its available statutory capital and surplus. This reduction resulted in a decrease in first-year premiums from $16.5 million for the three months ended June 30, 1996 to $14.9 million for the three months ended December 31, 1996, respectively. Further decreases in the Company's first-year premiums are expected to continue until such time as the Company is able to obtain additional statutory capital and surplus. In the absence of a resumption of growth in sales of the Company's underwritten products, future renewal premiums are expected to level off and begin to decline during 1997. Absent other sources of revenue, a decline in total premiums would result in a reduction in the Company's earnings. The Company intends to use a portion of the proceeds of the offering of the Notes hereby to supplement the statutory capital and surplus of the Insurance Subsidiaries which will permit the Company to increase the marketing of its underwritten health insurance products. However, the Company does not expect any resulting growth in sales of the Company's underwritten products to significantly increase total premiums until the latter part of 1997 or early 1998. No assurance can be given that additional sources of statutory capital and surplus will be available and a failure to obtain such additional statutory capital and surplus could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, to the extent that the resumption of growth in sales involves the expansion of the Company's marketing distribution system, such growth could involve significant cash expenditures by the Company. See "Risk Factors -- Capital and Surplus Limitations; New Business Production."

     Premium Growth. The following table shows the premiums received by the Company through internal sales and through acquisitions during the periods indicated:

                                                             PREMIUMS(1)
                                                             -----------
                                                       YEAR ENDED DECEMBER 31,
                                          -------------------------------------------------
                                            1996       1995      1994      1993      1992
                                          --------   --------   -------   -------   -------
                                                           (IN THOUSANDS)
Company-issued policies
  First-year premiums...................  $ 61,049   $ 34,561   $15,019   $ 8,675   $ 9,483
  Renewal premiums......................    47,421     36,417    34,328    36,655    40,345
                                          --------   --------   -------   -------   -------
  Total Company-issued policy premiums..   108,470     70,978    49,347    45,330    49,828
                                          --------   --------   -------   -------   -------
Acquired policies
  American Integrity....................     8,364      9,811    13,200    21,137     6,903
  Life and Health.......................     1,820      2,089     2,506     2,264        --
  Dixie National Life...................     2,974      3,299     3,907        --        --
  NFIC and AICT.........................    26,207     33,110    29,743        --        --
  FLICA.................................     7,744         --        --        --        --
  Other.................................     1,201        806        --        --        --
                                          --------   --------   -------   -------   -------
  Total acquired policy premiums(2).....    48,310     49,115    49,356    23,401     6,903
                                          --------   --------   -------   -------   -------
Total Premiums..........................  $156,780   $120,093   $98,703   $68,731   $56,731
                                          ========   ========   =======   =======   =======

---------------

(1) For a breakdown of premiums by product line, see "Business -- Product
    Lines."

(2) Premiums for the acquired policies include first-year premiums of $788,000, $213,000, $56,000, $63,000 and $69,000 for the years ended December 31,
    1996, 1995, 1994, 1993 and 1992, respectively.

     Due to the size and the timing of the acquisitions described above, the Company's results of operations for the years ended December 31, 1996, 1995 and 1994 compared to the corresponding periods in the prior year show significant increases in certain revenues and expenses. Generally, as a result of the acquisitions of policies in force, and the transfer of assets and liabilities relating thereto, the Company receives higher revenues in the form of premiums, net investment income and net realized gains on investments, and experiences higher expenses in the form of benefits and claims, amortization of DPAC, commissions and general and administrative expenses. The Company expects that the levels of premiums, net investment income, net realized gains on investments, benefits and claims, amortization of DPAC, commissions and general and administrative expenses attributable to these acquired policies will continue to decline over time as the acquired policies lapse.

RESULTS OF OPERATIONS

  Year Ended December 31, 1996 Compared with Year Ended December 31, 1995

     Premiums. Premiums increased $36.7 million, or 30.6%, from $120.1 million to $156.8 million. The increase was attributable to first-year and renewal premiums of Company-issued policies increasing $26.5 million and $11.0 million, or 76.6% and 30.2%, respectively, offset by a decrease in premiums from acquired policies of $0.8 million, or 1.6%.

     The increase in first-year premiums of Company-issued policies was attributable to an increase of $17.2 million, or 337.3%, in Medical Expense premiums produced by non-affiliated general agencies, an increase of $8.9 million, or 75.4%, in Medical Expense premiums produced by LifeStyles Marketing, and an increase of $3.3 million, or 28.0%, in Medicare Supplement premiums produced by Senior Benefits. These increases were offset, in part, by a decrease of $3.2 million in Critical Care and Specified Disease premiums.

     The increase in renewal premiums of Company-issued policies was attributable to an increase of $8.5 million, or 283.3%, in Medicare Supplement premiums produced by Senior Benefits, an increase of $3.5 million in Medical Expense premiums produced by non-affiliated general agencies, and an increase of

$2.8 million, or 28%, in Medical Expense premiums produced by LifeStyles Marketing. These increases were offset, in part, by a decrease of $3.3 million in Critical Care and Specified Disease premiums.

     The decrease in premiums of acquired policies was attributable to a decrease of $6.9 million, or 20.9%, from the policies acquired in the NFIC and AICT acquisition, and a decrease of $1.4 million, or 14.8%, from the policies acquired from American Integrity. These decreases were offset, in part, by an increase of $7.7 million from the policies acquired in the FLICA acquisition.

     Net Investment Income. Net investment income increased $1.3 million, or 17.6%, from $7.4 million to $8.7 million. This increase was primarily the result of an $800,000 increase in interest earned on receivables due from agents. The remaining increase is due primarily to a higher average investment base which was offset, in part, by negative cash flows from operations. The higher average investment base resulted from the acquisition of FLICA during the year and to amounts borrowed to finance advances to general agencies.

     Fee and Service Income. Fee and service income increased $7.2 million, or 313%, from $2.3 million to $9.5 million. The increase was primarily due to an increase of $6.4 million of commission income on managed care product sales by the Company's controlled general agencies and an increase of $865,000 of telemarketing service income earned by PDS.

     Benefits and Claims. Benefits and claims expense increased $23.7 million, or 33.6%, from $70.5 million to $94.2 million. Benefits and claims from Company-issued policies increased $24.4 million, or 62.7%, and were offset, in part, by a decrease in benefits and claims from acquired policies of $700,000, or 2.2%. In connection with the increase in premiums, benefits and claims increased $8.0 million, or 61.5%, from Medicare Supplement Products marketed by Senior Benefits, an increase of $5.9 million, or 53.2%, from Medical Expense Products marketed by LifeStyles Marketing, an increase of $7.9 million, or 232.4%, from Medicare Supplement and Medical Expense Products marketed by non-affiliated general agencies, and an increase of $2.6 million from Critical Care and Specified Disease Products marketed by nonaffiliated general agencies. As a result of continued lapses from a closed block of business, benefits and claims decreased $3.4 million, or 38.6%, from policies purchased from American Integrity. The blocks of business acquired from NFIC and AICT reflected an increase in benefits and claims expense of $2.2 million, or 11.8%, and was primarily related to disability income products. Additionally, benefits and claims expense increased $600,000 due to the recent acquisition of FLICA.

     Amortization of DPAC. Amortization of DPAC increased $11.3 million, or 97.4%, from $11.6 million to $22.9 million. The increase resulted from the growth in sales which began in the second quarter of 1995. Amortization of DPAC increased $3.2 million for Medical Expense Products produced by LifeStyles Marketing, $3.5 million for Medicare Supplement Products produced by Senior Benefits, and $2.8 million for Critical Care and Specified Disease Products produced by non-affiliated general agencies, a portion of which was attributable to a large group policy which lapsed in 1996. Amortization of DPAC also increased $4.1 million due to sales of new policies underwritten by NFIC and AICT. This increase for NFIC and AICT was offset, in part, by a $2.1 million decrease in amortization of the cost of insurance purchased which was capitalized in connection with the Company's acquisition of NFIC and AICT. Further offsetting this increase in amortization of DPAC was a decrease of $2.9 million from discontinued Medicare Supplement Products and Medical Expense Products. Amortization of DPAC pertaining to FLICA increased $2.3 million related to the Critical Care and Specified Disease Products produced by non-affiliated general agencies.

     Commissions. Commissions decreased $3.5 million, or 30.7%, from $11.4 million to $7.9 million. This decrease was a reflection of lower overall net level commission rates on new business production as compared to level commission rates for products written in prior reporting periods. Before elimination of intercompany revenues and expenses in consolidation, commissions decreased $4.3 million in NFL, or 43.9%, and $1.2 million, or 36.4%, in NFIC and AICT. Offsetting these decreases were increases in commissions of $3.3 million, or 67.3%, in LifeStyles Marketing, $3.3 million in Health Care-One, which began operations in the fourth quarter of 1995, $577,000 in Senior Benefits and $350,000 in American Senior Security Plans. An increase of $3.3 million in commissions paid to the Company's controlled general agencies was eliminated in consolidation.

     General and Administrative Expenses. General and administrative expenses increased $5.2 million, or 23.7%, from $21.9 million to $27.1 million as a result of costs associated with expanding marketing operations and servicing a growing base of policyholders. General and administrative expenses of approximately $627,000 were incurred during 1996 as a result of acquiring the remaining interests in Senior Benefits and American Senior Security Plans.

     Taxes, Licenses and Fees. Taxes, licenses and fees increased $1.9 million, or 46.3%, from $4.1 million to $6 million. The increase was primarily due to growth in premium revenues along with state fees charged for examinations and various assessments, including guaranty fund assessments.

     Interest Expense. Interest expense increased $2.1 million, or 87.5%, from $2.4 million to $4.5 million. The increase was primarily due to an increase of $1.4 million associated with a revolving line of credit which became available to the Company on December 28, 1995 and an increase of $651,000 related to a reinsurance treaty which was effective July 1, 1996.

     Provision for Income Taxes. The provision for income taxes increased $1.6 million, or 57.1%, from $2.8 million to $4.4 million. The increase was the result of pre-tax income increasing $4.2 million, or 49.4%.

  Year Ended December 31, 1995 Compared with Year Ended December 31, 1994

     Premiums. Premiums increased $21.4 million, or 21.7%, from $98.7 million to $120.1 million. This was due to an increase in first-year premiums of $19.6 million, or 130.1%, and an increase in renewal premiums of $1.7 million, or 2.1%.

     The increase in first-year premiums resulted from a $7.9 million, or 199.1%, increase in first-year Medicare Supplement premiums generated by Senior Benefits, a $4.6 million, or 63.1%, increase in first-year Medical Expense premiums generated by LifeStyles Marketing, an increase of $5 million in first-year Medical Expense premiums generated by Cornerstone and Farm & Ranch, each of which began marketing products for the Company in December 1994, and a $2.1 million, or 87.5%, increase in first-year premiums on policies reinsured from FLICA.

     The increase in renewal premiums is attributable to increases of $3.0 million from Senior Benefits, $1.0 million, or 26.1%, from policies reinsured from FLICA, and $701,000, or 7.6%, for LifeStyles Marketing Products. These increases were offset by decreases of $1.2 million, or 21.3%, from discontinued Medicare Supplement and Medical Expense Products, and $1.2 million in renewal premiums from acquired policies. The decrease in renewal premiums from acquired policies is primarily attributable to a $3.4 million, or 25.7%, decrease from the American Integrity block of business along with decreases of $556,000, or 14.4%, and $416,000, or 16.6%, in renewal premiums from policies acquired from Dixie National and Life and Health, respectively, offset by a $3.2 million increase in renewal premiums from NFIC and AICT acquired policies. Because NFIC and AICT were acquired in April, 1994, revenues from the acquired policies were recorded for a full year in 1995 compared to approximately nine months in 1994.

     Net Investment Income. Net investment income increased $1.7 million, or 29.8%, from $5.7 million to $7.4 million due to a combination of slightly higher rates of return on the Company's invested assets and the results of having the invested assets acquired with NFIC and AICT earning income for the Company for a full year in 1995. Additionally, approximately $400,000 of interest on agents' debit balances was recorded in 1995, which was not present in 1994.

     Fee and Service Income. Fee and service income increased $599,000, or 35.2%, from $1.7 million to $2.3 million due primarily to an increase of $442,000 of telemarketing services sold to non-affiliated agency operations.

     Benefits and Claims. Benefit and claim expense increased $16.9 million, or 31.5%, from $53.6 million to $70.5 million. This was due to increases of $11.5 million in benefit and claim expense on Medicare Supplement Products produced by Senior Benefits, $3.2 million, or 39.8%, on Medical Expense Products sold by LifeStyles Marketing, $4 million, or 211%, on policies reinsured from FLICA, $3.4 million in Medical Expense Products marketed by Cornerstone and Farm & Ranch, and $791,000, or 64.1%, on pre-1987

Medical Expense Products. Offsetting these increases were decreases in benefits and claims expense of $4.6 million, or 81.3%, for Critical Care and Specified Disease Products issued directly by the Company and $491,000, or 1.5%, related to acquired policies.

     Benefits and claims expense as a percentage of total premiums rose 4.3% in 1995 compared to 1994. This increase is primarily attributable to two factors. First, a shift in product mix from defined benefit policies such Critical Care and Specified Disease Products to Medical Expense Products and Medicare Supplement Products which have inherently higher benefit ratios. Second, increased medical provider claims industry-wide contributed to the increase.

     Amortization of DPAC. Amortization of DPAC increased $1.8 million, or 18.6%, from $9.7 million to $11.5 million. The increase in amortization of DPAC resulted from amortization increases of $2.9 million related to Medical Expense Products sold by LifeStyles Marketing, $1.4 million from discontinued Medicare Supplement Products and $927,000 from pre-1987 Medical Expense Products. These increases are offset, in part, by decreases in amortization of DPAC related to Company-issued Critical Care and Specified Disease Products of $2.0 million and Critical Care and Specified Disease Products reinsured from FLICA of $1.1 million.

     Commissions. Commissions increased $135,000, or 1.2%, from $11.2 million to $11.3 million. Commissions increased $587,000 from policies reinsured with FLICA with an offsetting decrease of $510,000 from acquired policies. Before elimination of intercompany revenues and expenses in consolidation, commissions increased $913,000, or 8.3%, in NFL, $847,000, or 35.1%, in NFIC and AICT, and $1.3 million, or 35.1%, in LifeStyles Marketing. An increase of $2.7 million, or 44.5%, in commissions paid to the Company's controlled general agencies was eliminated in consolidation.

     The increase in commissions before consolidation eliminations for NFL resulted from increases of $1.3 million for products sold by Senior Benefits, $383,000, or 18.4%, for products sold by LifeStyles Marketing, and $587,000, or 39.9%, for policies reinsured from FLICA. These increases were offset, in part, by decreases of $959,000, or 32.8%, for acquired policies and $261,000, or 7.2%, for Company-issued Critical Care and Specified Disease Products. The increase in commissions before consolidation eliminations for NFIC and AICT is principally the result of two items. Approximately $0.5 million of this increase resulted from recording NFIC and AICT commissions for a full year in 1995, as opposed to approximately nine months in 1994. Approximately $0.5 million of this increase resulted from new product sales generated by Cornerstone and Farm & Ranch. These items were not present or were insignificant in the corresponding period in 1994.

     General and Administrative Expenses. General and administrative expenses increased $5.1 million, or 30.1%, from $16.8 million to $21.9 million. This increase stems from expenses associated with developing marketing operations to maintain growth momentum and the effect of the first full fiscal year administering the NFIC and AICT acquisition.

     Taxes, Licenses and Fees. Taxes, licenses and fees increased $871,000, or 27.2%, from $3.2 million to $4.1 million due principally to the increase in collected premiums and the related tax thereon levied by state governments.

     Interest Expense. Interest expense decreased $635,000, or 21.2%, from $3 million to $2.4 million. This decrease is the result of the Company retiring $25.0 million of 11.7% Senior Subordinated Debentures effective March 30, 1995 along with the issuance of $20.0 million of Senior Subordinated Notes on February 28, 1995.

     Provision for Income Taxes. The provision for income taxes increased $49,000, or 1.8%, from $2,764,000 to $2,813,000. A decrease in pre-tax income of
$648,000, or 7.3%, was offset by an increase of 300 basis points, or 10%, in the effective tax rate resulting in the relatively small increase in the provision for income taxes. The Company received little or no small company tax benefit in 1995 and consequently experienced an increase to the effective tax rate.

LIQUIDITY, CAPITAL RESOURCES, AND STATUTORY CAPITAL AND SURPLUS

  Westbridge

     Westbridge is an insurance holding company, the principal assets of which consist of the capital stock of its operating subsidiaries. Accordingly, Westbridge is dependent upon dividends from its operating subsidiaries, advances from non-insurance company subsidiaries, principal and interest payments on a surplus certificate issued by NFL to Westbridge, lease payments on fixed assets and tax contributions under a tax sharing agreement among Westbridge and its subsidiaries for funds to meet its obligations, including principal and interest on its indebtedness and, if and when declared by the Board of Directors, dividends on the Series A Preferred Stock.

     Dividend payments from the Insurance Subsidiaries are regulated by the insurance laws of their domiciliary states. NFL is domiciled in the State of Delaware. Under the Delaware Insurance Code, an insurer domiciled in Delaware may not declare or pay a dividend or other distribution from any source other than "earned surplus" without the state insurance commissioner's prior approval. "Earned surplus" is defined as an amount equal to the unassigned funds of an insurer as set forth on its most recent statutory annual statement, including all or part of the surplus arising from unrealized capital gains or revaluation of assets. NFIC and AICT are domiciled in the State of Texas. An insurer domiciled in the State of Texas may pay dividends only out of "surplus profits arising from its business" to the extent of net gains from operations, not including realized capital gains, for the twelve month period ending as of the preceding December 31. Moreover, insurers domiciled in either the State of Delaware or the State of Texas may not pay "extraordinary dividends" without first providing the state insurance commissioner with 30-days prior notice, during which time such commissioner may disapprove the payment. An "extraordinary dividend" is defined as a dividend whose fair market value together with that of other dividends made within the preceding 12 months exceeds the greater of (a) 10% of the insurer's surplus as regards policyholders as of the preceding December 31 or (b) the net gain from operations of such insurer, not including realized capital gains, for the twelve-month period ending on the preceding December 31. FLICA is domiciled in the State of Mississippi. Under Mississippi Insurance Regulations, an insurer domiciled in the State of Mississippi may pay dividends limited to the lesser of 10% of statutory capital and surplus or 100% of statutory net income for the preceding year unless prior written approval of the state insurance commissioner is obtained.

     With respect to ordinary dividends payable by an insurer domiciled in Delaware, notice of any dividend must be provided to the state insurance commissioner within five business days following the declaration thereof and at least ten days prior to the payment thereof. As of December 31, 1996, NFL is precluded from paying dividends during 1997 without prior regulatory approval due to negative statutory "earned surplus" as a result of historical statutory losses. In addition, for the foreseeable future, NFL has agreed to seek the approval of the Delaware insurance commissioner prior to making any dividend payments. As of December 31, 1996, FLICA had the ability to pay NFL, without prior regulatory approval, $1,480,000 in dividends during 1997, none of which has been paid. NFIC and AICT are precluded from making dividend payments during 1997 without prior written approval from the insurance commissioner due to net losses on a statutory basis for the year ended December 31, 1996. In the States of Delaware, Mississippi and Texas, the state insurance commissioner reviews the dividends paid by each insurer domiciled in such commissioner's state at least once each year to determine whether they are reasonable in relation to the insurer's surplus as regards policyholders and quality of earnings. The state insurance commissioner may issue an order to limit or disallow the payment of ordinary dividends if such commissioner finds the insurer to be presently or potentially financially distressed or troubled.

     Westbridge periodically advances cash to its subsidiaries as their continuing operations require and, as of December 31, 1996, such working capital advances outstanding totaled $2.6 million. Westbridge also holds a receivable from the surplus certificate issued by NFL which, as of December 31, 1996, totaled $777,000. Payments of principal due under the surplus certificate require the prior approval of the Delaware insurance commissioner.

     During the year ended December 31, 1996, Westbridge received approximately $8.5 million, or 91.0%, of its funds from its subsidiaries. Of the funds received from its subsidiaries, approximately $2.7 million, or

32.0%, was received in the form of lease payments on fixed assets, $2.9 million, or 34.0%, was received from agency operations, $1.1 million, or 13.0%, was received from advanced commissions on sales of certain managed care products which were underwritten by HMOs and other managed care organizations, and an aggregate of $1.8 million, or 21.0% was received from WFC in the form of dividends, from payments of principal and interest on the surplus certificate issued by NFL, from repayments of advances to the Company's marketing subsidiaries and from payments under the Company's tax sharing agreement. Westbridge's expenses and other obligations consisted primarily of $2.2 million in annual interest payments on the Senior Subordinated Notes, $1.7 million in annual dividends on the Series A Preferred Stock, working capital requirements for its marketing subsidiaries and taxes. For the year ended December 31, 1996, Westbridge's cash requirements aggregated approximately $9.4 million. The Senior Subordinated Notes may be redeemed, at the Company's option, without premium, on or after March 1, 1998 and mature in March 2002. The Series A Preferred Stock may be redeemed, at the option of the Company, on and after April 12, 1997 and is subject to mandatory redemption on April 12, 2004. See "Capitalization" and "Description of Capital Stock -- Series A Preferred Stock."

     Westbridge believes that its short-term cash requirements, including interest on the Senior Subordinated Notes and dividend payments on the Series A Preferred Stock, will be met through operating cash flows, repayments of advances from subsidiaries and payments relating to the surplus certificate.

  Insurance Subsidiaries

     The primary sources of cash for the Insurance Subsidiaries are premiums and income on invested assets. Additional cash is periodically provided from the sale of short-term investments and could, if necessary, be provided through the sale of long-term investments and blocks of business. The Insurance Subsidiaries' primary uses for cash are benefits and claims, commissions, general and administrative expenses, taxes, licenses and fees.

     In the ordinary course of business, the Company advances commissions on policies written by its general agencies and their agents. The Company is reimbursed for these advances from the commissions earned over the respective policy's life. In the event that policies lapse prior to the time the Company has been fully reimbursed, the general agency or the individual agents, as the case may be, are responsible for reimbursing the Company for the outstanding balance of the commission advance. The Company has not experienced material annual losses on such commission advances. However, for the year ended December 31, 1996, the Company charged-off approximately $0.9 million of reimbursable commission advances which had accumulated in LifeStyles Marketing over a period of five years. There can be no assurance as to the frequency of occurrence or amount of any future losses. As of December 31, 1996, outstanding advances totaled $18.3 million to the Company's general agencies and their agents. See "Risk Factors -- Reliance on General Agencies; Credit Risk."

     In order to finance commission advances, the Company's wholly-owned subsidiary WFC entered into the Credit Agreement which provides WFC with a two-year $20 million revolving loan facility (the "Receivables Financing"), the proceeds of which are used by WFC to purchase receivables evidencing commission advances to agents. WFC's obligations under the Credit Agreement are secured by liens upon substantially all of WFC's assets. In addition, Westbridge has guaranteed WFC's obligations under the Credit Agreement and has pledged all of the issued and outstanding shares of the capital stock of FLICA, NFL, NFIC and WFC as collateral for its guaranty. As of December 31, 1996, $11.6 million was outstanding under the Credit Agreement. The Credit Agreement terminates on January 7, 1998, at which time the outstanding principal and interest thereunder will be due and payable. The Company expects that the Credit Agreement will be extended or refinanced at its maturity.

     The ability of the Insurance Subsidiaries to underwrite insurance products is limited by state regulation of statutory capital and surplus requirements. As a result of rapid growth in product sales during 1995 and the first six months of 1996, the Company has had to restrain the growth of its underwritten products since the second quarter of 1996, consistent with its available statutory capital and surplus. This restraint has limited the Company's premiums and earnings and will continue to do so until such time as additional statutory capital and surplus can be obtained by the Company. The Company continues to seek additional sources of statutory capital and surplus, however, there can be no assurance that such efforts will be successful. During 1996, the Company entered into reinsurance arrangements which provided approximately $8.5 million in additional cash flow. No assurance can be given that the Company will be able to obtain additional financing or enter into additional reinsurance arrangements. See "Risk Factors -- Statutory Capital and Surplus Limitations; New Business Production."

  Consolidated

     The Company's consolidated net cash used for operations totaled $11.3 million, $21.3 million and $10.6 million in 1996, 1995 and 1994, respectively. The reduction in cash used by operations in 1996 as compared to 1995 is due primarily to higher net income from operations and an increase in policyholder liabilities. The primary reason for the increase in cash used for operations from 1994 to 1995 was the increase in new business production in 1995.

     Net cash provided by investing activities totaled $6.2 million, $0.4 million and $11.5 million in 1996, 1995 and 1994, respectively. The increase in 1996 was attributable to the liquidation of investments to support the increased new business production which occurred during the first two quarters of 1996.

     Net cash provided by financing activities were $4.1 million, $20.0 million and $24.9 million for the years ended December 1996, 1995 and 1994, respectively. The net cash provided by financing activities in 1996 resulted primarily from borrowings under the Receivables Financing. During 1995, the Company received $29.3 million from the sale of Common Stock and Senior Subordinated Notes in a public offering and $15.8 million from borrowings primarily under the Receivables Financing. Offsetting these cash inflows in 1995 was $25.0 million paid to retire Westbridge's 11.7% Senior Subordinated Debentures due 1996. During 1994, the Company received $20.0 million from the sale of the Series A Preferred Stock, which was used to fund the acquisition of NFIC and AICT, and $5 million from the sale by NFL to a non-affiliated party of $5.0 million par value of Westbridge's Senior Subordinated Debentures due 1996, which had been held by NFL in its investment portfolio.

     The Company believes that its short-term cash requirements will be met through a combination of operating and investing cash flows and the Receivables Financing. The Company anticipates that its longer-term cash requirements for the operation of the business will be met through a combination of operating and investing cash flows. In order to expand its underwriting and marketing of Medical Expense Products and Critical Care and Specified Disease Products, the Company will require additional statutory capital and surplus which is expected to be provided by the proceeds of the offering of the Notes hereby. In addition, opportunities for future acquisitions, if any, may also require additional financing. There can be no assurance that such additional statutory capital and surplus or financing will be obtained.

     The Company had no significant high-yield, unrated or less than investment grade fixed maturity securities in its investment portfolio as of December 31, 1996, and it is the Company's policy not to exceed more than 5% of total assets in such securities. Changes in interest rates may affect the market value of the Company's investment portfolio. The Company's principal objective with respect to the management of its investment portfolio is to meet its future policyholder benefit obligations. In the event of material adverse loss experience, the Company may be required to compromise its investment yield to satisfy such obligations.

     Included in the invested assets of the Company at December 31, 1996 were real estate mortgage loans with an estimated market value of $0.7 million. Approximately 98% of these assets relate to property located in Oklahoma and Texas. Such regional concentration may have a higher investment risk than a more diversified portfolio. The Company has adopted a policy not to invest in such assets and, accordingly, the Company has made no mortgage loans or real estate purchases since 1989.

     Inflation will affect claim costs on the Company's Medicare Supplement Products and Medical Expense Products. Costs associated with a hospital stay and the amounts reimbursed by the Medicare program are each determined, in part, based on the rate of inflation. If hospital and other medical costs which are reimbursed by the Medicare program increase, claim costs on the Medicare Supplement Products will increase. Similarly, as the hospital and other medical costs increase, claim costs on the Medical Expense Products will increase.

However, with the approval of the relevant state regulatory authority, the Company has the ability, within the constraints of the loss ratios mandated by the regulatory authorities, to raise premium rates on its guaranteed renewable products in the event of adverse claims experience. In addition, the Company has limited its exposure to inflation by incorporating certain maximum benefits under its policies. See "Business -- Products."

     The NAIC has developed certain RBC statutory requirements for insurance companies. Under these requirements, insurers whose statutory capital and surplus fall below the specified level are subject to remedial action. These guidelines are not effective unless they are adopted by the states. The States of Delaware and Mississippi have each adopted the NAIC's RBC calculation guidelines. The State of Texas has developed an RBC calculation which varies from the NAIC. As of December 31, 1996, the RBC for each of the Insurance Subsidiaries exceeded the proposed thresholds for required regulatory intervention. See "Risk Factors -- Risk-Based Capital Requirements" and "Business -- Regulation."

                                    BUSINESS
GENERAL

     The Company markets medical expense and supplemental health insurance products and managed care health plans to individuals in 41 states. Since 1992, the Company has grown through a combination of acquisitions and, more recently, increased sales of its underwritten products. Primarily as a result of acquisitions, the Company's total premiums grew from approximately $56.7 million in 1992 to approximately $98.7 million in 1994. During the first quarter of 1995, the Company embarked on a strategy of expanding the number of agents in its marketing distribution system to increase sales of its underwritten products. As a result of this initiative, the Company's net annualized written premiums increased from $19.9 million in 1994 to $79.1 million in 1996 with total premiums increasing 59.0% to $156.8 million in 1996. During the middle of 1996, the Company reduced the marketing of its underwritten products due to statutory capital and surplus constraints caused by its rapid growth. The Company intends to increase the marketing of its underwritten products following the sale of the Notes offered hereby.

     The Company has taken advantage of its marketing distribution system to market certain managed care health plans which are underwritten by HMOs and other non-affiliated managed care organizations. Through this marketing effort, which generates sales commissions, the Company's fee and service income has increased from approximately $2.3 million in 1995 to approximately $9.5 million in 1996. Fee and service income can be generated without regard to the statutory capital and surplus requirements that apply to the Company's underwritten products.

     The Company's strategy is (i) to expand its underwriting and marketing of its Medical Expense Products in rural areas where managed care health plans are often unavailable, (ii) to increase its fee and service income by continuing to expand its marketing of managed care health plans underwritten primarily by HMOs and other managed care organizations, primarily in urban markets where managed care health plans are readily available, and (iii) to focus on cross-selling its Critical Care and Specified Disease Products with the managed care health plans it markets. The Company believes that its Critical Care and Specified Disease Products are attractive to managed care consumers who are concerned with the choice limitations of managed care health plans, particularly in the event of serious illness. In addition, the Company intends to evaluate opportunities for further growth through acquisitions.

MARKETING DISTRIBUTION SYSTEM

     The Company markets health insurance products and managed care health plans through a distribution system of (i) general agencies in which the Company has a controlling ownership interest and (ii) independently-owned general agencies which have entered into exclusive contractual arrangements to sell the Company's Medical Expense Products.

     The Company has generally marketed its underwritten health insurance products to individuals on a one-on-one basis through agents who are independent contractors associated with general agencies. The Company's policies are sold to individuals who are either not covered under group insurance protection normally available to employees of business organizations or who wish to supplement existing coverage. In many cases, these individuals are employed by small business groups. In 1996, the Company began marketing managed care health plans underwritten primarily by HMOs and other managed care organizations, primarily in urban markets where managed care health plans are readily available. This marketing effort has substantially increased the Company's fee and service income and enables it to cross-sell its underwritten supplemental health insurance to managed care health plan members.

     The Company believes that its success in attracting and retaining agents is based on its unique distribution model which (i) begins with focused telemarketing to generate high quality sales leads at a relatively low cost,
(ii) includes intensive training programs that yield highly productive agents,
(iii) focuses upon the Company having an ownership interest in its major distributors to provide incentives for long-term stability and (iv) offers innovative agent compensation which includes participation in the Company's restricted stock plan.

     Agents' sales contacts generally result from leads generated either by a general agency or through outside sources. By providing its controlled and independent general agencies and their agents with sales leads which result in a high percentage of sales, the Company believes it is especially attractive to experienced agents as well as new agents entering the business. Consequently, the Company believes it can more easily attract new agents and retain agents who are a part of its existing general agencies. By utilizing a predictive automated dialing system, the Company believes PDS is able to generate a large number of quality sales leads for approximately two-thirds the cost of the national industry average.

     To provide agents with a detailed understanding of its products and to assist its agents' sales efforts, the Company provides sales brochures and other marketing materials (including information about the Company) to its agents. In addition, the Company requires that every new agent complete a comprehensive review of the Company's compliance and procedures manual.

     The Company has sought to develop its network of controlled general agencies to provide it with flexibility and long-term stability in its marketing relationships. To the extent that these general agencies sell commissioned products of HMOs and other managed care organizations, they provide additional fee and service income to the Company.

     Agent compensation is an important factor in providing incentives for an agent's decision to market health insurance products offered by or through the Company over those health insurance products of competing insurers and to associate with a particular general agency. Agents typically receive commissions equal to a percentage of premiums paid which varies by policy type. First-year commissions on the Company's products typically range from 30.0% to 95.0% of collected premiums. Renewal commissions on the Company's products typically range from 3.0% to 30.0% of collected premiums. The Company also awards shares of its restricted stock to managers and agents of its general agencies who meet specified production, persistency and quality of service criteria. These shares vest over a five-year period thereby providing agents with a long-term proprietary interest in maximizing the growth, profitability and overall success of the Company.

     The principal general agencies in which the Company has a controlling ownership interest are LifeStyles Marketing, Senior Benefits, Health Care-One, and HCO Marketing. These general agencies market a variety of insurance products underwritten by the Company, as well as HMO, PPO and Medicare SELECT products underwritten by independent managed care organizations such as Blue Cross of California and UniCARE, each of which are subsidiaries of WellPoint, Foundation Health and MEDFIRST. The principal independent general agencies which sell the Company's products are Cornerstone and Farm & Ranch, each of which currently markets the Company's Medical Expense Products.

  Controlled General Agencies

     LifeStyles Marketing Group, Inc. LifeStyles Marketing was formed in 1988 as a joint venture by the Company and a non-affiliated insurance agency which was contracted to sell the Company's Medical Expense Products. The Company owns 51.0% of LifeStyles Marketing and entered into this investment to provide the Company with commissions received by LifeStyles Marketing for selling non-affiliated insurance carriers' products which were not then underwritten by the Company. The Company receives 50% of the profits (and losses) of LifeStyles Marketing and has agreed to finance LifeStyles Marketing's operations. During the first quarter of 1995, the Company embarked on a strategy to increase sales of its underwritten products. As a result of this initiative, the average submitted annualized premiums produced weekly by LifeStyles Marketing increased from $0.4 million during the first quarter of 1994 to $1.1 million during the first quarter of 1996. Due to statutory capital and surplus constraints, the Company reduced the marketing of its underwritten products in mid-1996 and, as a result, the average submitted annualized premiums produced weekly by LifeStyles Marketing decreased to $0.4 million during the first quarter of 1997.

     LifeStyles Marketing maintains its sales headquarters in Arlington, Texas and currently sells the Company's Medical Expense Products and the HMO and PPO products of UniCARE and Foundation Health. LifeStyles Marketing currently markets in ten states and intends to begin marketing in Virginia and Michigan in 1997.

     Senior Benefits, LLC. The Company and an Arizona-based agency specializing in the sale of Medicare Supplement Products formed Senior Benefits in November 1993. The Company initially acquired 50.0% of Senior Benefits to establish a strong distribution network for its Medicare Supplement Products. The Company also entered into PPO agreements with Columbia/HCA Healthcare Corporation and other hospitals and health care providers to complement its "Medicare SELECT" products. In June 1996, the Company acquired the remaining 50.0% interest of Senior Benefits. During the first quarter of 1994, 1996 and 1997, the average submitted annualized premiums produced weekly by Senior Benefits was $0.1 million, $0.7 million and $0.2 million, respectively.

     Due to the relatively low margins for Medicare Supplement Products, the Company intends to significantly reduce its underwriting of these products in favor of marketing the Medicare Supplement Products of other insurers. In late 1996, Senior Benefits began marketing the Medicare Supplement Products of UniCARE.

     Senior Benefits maintains its sales headquarters in Scottsdale, Arizona and, according to WellPoint data, is currently the leading marketer of UniCARE's Medicare SELECT product. Senior Benefits currently markets in two states and intends to expand its marketing of UniCARE's Medicare SELECT product by selling this product in Alabama, Georgia, Illinois, North Carolina and Tennessee during 1997.

     Health Care-One Insurance Agency, Inc. In late 1995, the Company formed Health Care-One, with an existing insurance agency specializing in marketing HMO and PPO products in California for WellPoint's Blue Cross of California subsidiary. The Company entered into this arrangement to increase its fee and service income by expanding its marketing of managed care health plans which are underwritten by HMOs and other managed care organizations. The Company owns 50% of Health Care-One.

     Health Care-One maintains its sales headquarters in San Diego, California and, according to WellPoint data, is currently the leading marketer of individual health insurance products and managed care health plans for Blue Cross of California. During 1997, Health Care-One intends to begin cross marketing the Company's new "critical care" product to Blue Cross of California plan members.

     Health Care-One Marketing Group, Inc. In 1996, the Company formed HCO Marketing to further increase its fee and service income by expanding its marketing of UniCARE's managed care products in states other than California. The Company owns 80% of HCO Marketing.

     HCO Marketing maintains its sales headquarters in San Diego, California and, according to WellPoint data, is currently the leading marketer of individual health insurance products and managed care health plans for UniCARE. During 1997, HCO Marketing intends to expand its marketing of UniCARE's products by selling its products in Arizona, Illinois, Indiana and Virginia. Also during 1997, HCO Marketing intends to begin marketing MEDFIRST's products in Louisiana.

     Freedom Marketing, Inc. The Company formed Freedom Marketing as a wholly-owned subsidiary in 1996. Freedom Marketing maintains its sales headquarters in Fort Worth, Texas and currently sells Medical Expense Products and Critical Care and Specified Disease Products for FLICA. The Company expects Freedom Marketing to generate significant submitted annualized premiums in 1997.

  Independent General Agencies


     Cornerstone National Marketing Corporation. Cornerstone is an independent general agency which specializes in marketing of association group insurance programs to self employed individuals and small business owners. In October 1994, the Company entered into a Master General Agent's Contract with Cornerstone pursuant to which Cornerstone agreed to market Medical Expense Products underwritten exclusively by the Company. The Master General Agent's Contract is terminable by either party upon 180 days' notice. Cornerstone, which began selling the Company's products in December 1994, produced average weekly submitted annualized premiums of $0.9 million and $0.3 million during the first quarter of 1996 and 1997, respectively.

     Cornerstone maintains its sales headquarters in Arlington, Texas. Cornerstone currently markets the Company's Medical Expense Products in 11 states and, subject to the Company's ability to resume the growth in sales of its underwritten products, intends to begin selling such products in four additional states in 1997.

     National Farm & Ranch Group, Inc. Farm & Ranch is an independent general agency which specializes in the marketing of association group insurance programs to farmers, ranchers and other persons in the agricultural community. In December 1994, the Company entered into a Master General Agent's Contract with Farm & Ranch pursuant to which Farm & Ranch agreed to market Medical Expense Products underwritten exclusively by the Company. These products have been endorsed by two nationally recognized agricultural associations. The Master General Agent's Contract is terminable by either party upon 180 days' notice. Farm & Ranch, which began selling the Company's products in December 1994, produced average weekly submitted annualized premiums of $0.4 million and $0.2 million during the first quarter of 1996 and 1997, respectively.

     Farm & Ranch maintains its sales headquarters in Fort Worth, Texas. Farm & Ranch currently markets the Company's Medical Expense Products in 12 states and, subject to the Company's ability to resume the growth in sales of its underwritten products, intends to begin selling such products in Illinois, Indiana and Ohio in 1997.

PRODUCTS

     The major underwritten product lines currently being marketed by the Company are:

     - "Medical Expense Products," which include policies providing reimbursement for various costs of medical and hospital care and offering reduced deductibles and coinsurance payments to policyholders which use the Company's contracted PPOs; and

     - "Critical Care and Specified Disease Products," which include indemnity policies for treatment of specified diseases and "event specific" and "critical care" policies which provide fixed benefits or lump sum payments upon diagnosis of internal cancer or other catastrophic diseases.

     Within each of these product lines, the Company continues to develop new policies and products to respond to changes in the health care environment. The Company has recently developed its "MSA Major Medical Plan" which allows individuals to take advantage of certain federal tax benefits by purchasing high deductible major medical insurance together with a medical savings account that includes a unique package of additional benefits. Additionally, the Company has developed a new "critical care" product to cross-sell in connection with its marketing of HMO and PPO products.

     Historically, the Company has also underwritten a significant amount of "Medicare Supplement Products" designed to provide reimbursement for certain expenses not covered by the Medicare program. However, due to the relatively low margins for this product, the Company intends to significantly reduce its underwriting of these products in favor of marketing the Medicare Supplement Products of other insurers.

     The major managed care products underwritten by HMOs and other managed care organizations which are currently being marketed by the Company are:

     - HMO products underwritten by Blue Cross of California, MEDFIRST and Foundation Health;

     - PPO products underwritten by UniCARE; and

     - Medicare SELECT products underwritten by UniCARE which utilize the Company's network of contracted Medicare SELECT providers.

PREMIUMS BY UNDERWRITTEN PRODUCT LINE

     The following table sets forth the premiums received by the Company for each of its underwritten product lines for the periods indicated:

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1996        1995       1994
                                                              --------    --------    -------
                                                                      (IN THOUSANDS)
ACCIDENT AND HEALTH INSURANCE
Medical Expense Products
Direct business
  First-year................................................  $ 40,308    $ 16,352    $ 7,219
  Renewal...................................................    15,906       9,990      9,267
Acquired business
  First-year................................................        --         133         --
  Renewal(1)................................................    14,057      19,436     18,350
Other
  First-year................................................        --          --          1
  Renewal...................................................     1,520       1,926      2,686
                                                              --------    --------    -------
Total Medical Expense Products..............................    71,791      47,837     37,523
                                                              --------    --------    -------
Critical Care and Specified Disease Products
Direct business
  First-year................................................     1,227       1,254      1,476
  Renewal...................................................    12,520      13,009     13,321
Acquired business
  First-year(2).............................................       788           1         53
  Renewal(1)(2).............................................    15,677       8,900      7,954
Reinsurance assumed
  First-year................................................     1,188       4,437      2,363
  Renewal...................................................     2,814       5,474      5,484
                                                              --------    --------    -------
Total Critical Care and Specified Disease Products..........    34,214      33,075     30,651
                                                              --------    --------    -------
Medicare Supplement Products
Direct business
  First-year................................................    17,852      12,359      3,952
  Renewal...................................................    11,895       3,011         43
Acquired business
  First-year................................................        --          79          3
  Renewal(1)................................................    17,788      20,566     22,996
Other
  First-year................................................         8          --         --
  Renewal...................................................     2,343       2,617      3,090
                                                              --------    --------    -------
Total Medicare Supplement Products..........................    49,886      38,632     30,084
                                                              --------    --------    -------
Total Accident and Health Insurance.........................   155,891     119,544     98,258
                                                              --------    --------    -------
LIFE INSURANCE
Total Life Insurance........................................       889         549        445
                                                              --------    --------    -------
Total Premium Revenue.......................................  $156,780    $120,093    $98,703
                                                              ========    ========    =======

---------------

(1) Includes revenue from policies acquired in the acquisition of NFIC and AICT from April 12, 1994. See "Business -- Acquisitions."

(2) Includes revenue from policies acquired in the acquisition of FLICA's parent, FHC, from June 1, 1996. See "Business -- Acquisitions."

DESCRIPTION OF THE COMPANY'S UNDERWRITTEN PRODUCT LINES

     The Company's products are designed with flexibility as to benefits and premium payments and can be adapted to meet regional sales or competitive needs, as well as those of the individual policyholders. These products have fixed, capped or limited benefits and are designed to reduce the potential financial impact of covered illnesses and injuries.

     Set forth below is a summary of the principal products the Company currently underwrites, as well as those which are no longer sold but continue to generate premium revenue through renewals.

     Medical Expense Products. The Company's Medical Expense Products are designed to reimburse insureds for expenses incurred for hospital confinement, surgical expenses, physician services, out-patient benefits and the cost of medicines immediately following a hospital stay. Out-patient benefits and maternity benefits are also available. The policies provide a number of options with respect to deductibles, coinsurance percentages, maximum benefits and stop-loss limits and offer reduced deductibles and coinsurance payments to policyholders which use the Company's contracted PPOs. In addition, certain policies include "inside limits" on benefits during hospital confinement. After the annual deductible is met, the insured is responsible for a percentage of eligible expenses up to a specified stop-loss limit. Thereafter, eligible expenses are covered by the Company up to certain maximum policy limits.

     The Company's Medical Expense Products are individually underwritten based upon medical information provided by the applicant prior to issue. Information in the application is verified with the applicant through a tape-recorded telephone conversation or through written correspondence. These policies are conditionally renewable at the Company's option.

     The Company's Medical Expense Products are marketed primarily by LifeStyles Marketing, Cornerstone, and Farm & Ranch and are sold primarily to members of non-affiliated associations which consist of self-employed individuals, small business owners and members of the agricultural community. In addition, the Company has recently developed its "MSA Major Medical Plan" which allows individuals to take advantage of certain federal tax benefits by purchasing high deductible major medical insurance together with a medical savings account and other unique benefits, including a Westbridge affinity Visa debit card and a prescription drug consumer card. The Company began marketing the MSA Major Medical Plan in March 1997.

     Critical Care and Specified Disease Products. The Company's Critical Care and Specified Disease Products include indemnity policies for hospital confinement and convalescent care for treatment of specified diseases and "event specific" and "critical care" policies which provide fixed benefits or lump sum payments upon diagnosis of certain types of internal cancer or other catastrophic diseases. Benefits are payable directly to the policyholder following diagnosis of or treatment for a covered illness or injury. The payments are designed to help reduce the potential financial impact of these illnesses or injuries and may be used at the policyholder's discretion for any purpose, including helping to offset non-medical expenses or medical-related expenses not paid by the policyholder's other health insurance. The amount of benefits provided under the Company's Critical Care and Specified Disease Products is not necessarily reflective of the actual cost expected to be incurred by the insured as a result of the illness or injury. Critical Care and Specified Disease Products are generally guaranteed renewable.

     Critical Care and Specified Disease Products are generally issued by the Company after an application form is filled out by the agent on behalf of the prospective insured. Policies are not available to anyone who has been diagnosed as having the disease prior to the date of policy issuance.

     The Company's Critical Care and Specified Disease Products are currently marketed by LifeStyles Marketing and Freedom Marketing. The Company has recently introduced a "critical care" product which provides supplemental coverage to HMO and PPO plan members and allows them to obtain a lump sum payment upon diagnosis of internal cancer, heart attack, kidney failure or organ transplant. The lump sum benefit can be used to obtain specialized or experimental treatment not ordinarily available to HMO and PPO members.

     Medicare Supplement Products. The Company's Medicare Supplement Products provide coverage for many of the medical expenses which the federal Medicare program does not cover, such as copayments, deductibles and specified losses which exceed the federal program's maximum benefits. The Company also underwrites a Medicare SELECT policy which is designed to provide benefits which supplement Medicare at attractive rates by taking advantage of arrangements with hospitals, other health care providers and PPOs. These arrangements typically provide that a hospital or health care provider will agree to waive Medicare's Part A initial deductible, thereby reducing the total benefit expenses associated with a hospital stay. The Company's Medicare Supplement Products are guaranteed renewable.

     The Omnibus Budget Reconciliation Act of 1990 mandated, among other things, standardized policy features in Medicare Supplement plans and, in response, the NAIC created ten model Medicare Supplement plans. In states that have adopted the NAIC model, only those 10 plans can be sold. In November 1993, the Company began underwriting four of the model plans.

     The Company's Medicare Supplement Products are currently marketed primarily by Senior Benefits. However, due to the relatively low margins for this product, the Company intends to significantly reduce its underwriting of these products in favor of marketing the Medicare Supplement Products of other insurers.

  Life Insurance

     The Company began marketing its EZ-100 life plan in 1995. EZ-100 is an individually underwritten whole life insurance product designed to serve as a complement to accident and health insurance products. EZ-100 is issued in face amounts ranging from $3,000 to $20,000, and may be marketed by any of the Company's general agencies.

     While the Company substantially discontinued active sales of ordinary life insurance products in 1979, it continues to receive renewal premiums on ordinary life policies in force sold prior to that date.

ACQUISITIONS

     The Company believes that conditions in the accident and health insurance industry have created, and will continue to create in the short term, opportunities to acquire health insurance companies and blocks of insurance policies at a lower cost than would be required to produce such business. Larger companies are reducing administrative costs by divesting blocks of business which are outside such companies' core product lines. In addition, smaller companies are finding it difficult to remain competitive. The Company has completed several acquisitions since 1992 and intends to evaluate opportunities for further growth through acquisitions as such opportunities become available. The Company is not currently actively pursuing any opportunities to acquire additional insurance companies or blocks of business.

     In September 1992, the Company purchased a block of Medicare Supplement policies from American Integrity having annualized premiums of approximately $42.0 million. The purchase was accomplished through a combination of indemnity and assumption reinsurance agreements.

     In March 1993, the Company purchased an additional block of Medicare Supplement policies from Life and Health having annualized premiums of approximately $4.0 million. The purchase was accomplished through a combination of indemnity and assumption reinsurance agreements.

     In February 1994, the Company purchased a closed block of cancer indemnity insurance from Dixie National Life with annualized premiums of approximately $4.5 million. The acquisition was completed by way of assumption reinsurance agreements and did not require additional financing.

     In April 1994, the Company completed the acquisition of NFIC and AICT. At that time, the acquired companies' combined health insurance policies in force consisted of approximately 102,000 policies with approximately $45.0 million in annualized premiums in business lines substantially similar to those of the Company. Both acquired companies ceased writing new business in the first six months in 1992. However, in

1995 the Company began underwriting certain Medical Expense Products and certain Medicare Supplement Products through NFIC and AICT.

     In May 1996, the Company acquired the 60% ownership interest in FHC which it did not then own. The Company previously coinsured a majority of the existing business of FLICA, FHC's wholly-owned subsidiary.

HOME OFFICE OPERATIONS

     Except for Health Care-One, HCO Marketing, LifeStyles Marketing, PDS, Senior Benefits, and WPS, none of the Company's subsidiaries has any branch offices and, other than incidental travel by employees, the subsidiaries conduct their entire operations at the Fort Worth office (the "Home Office"). The functions carried out at the Home Office include policy issue and underwriting, policyowner service, claims processing, agency service and other administrative functions such as data processing, legal, accounting and actuarial.

     The Company's policy issue and underwriting departments review policy applications. The industry practice does not require physical examinations and tests before a policy is issued. However, the Company's underwriting personnel will generally telephone an applicant for a Medical Expense Product to verify the information set forth in the policy application and the policy benefits being sold, and will often contact the applicant's physician in the verification process. These telephone calls are recorded. Applicants for the Critical Care and Specified Disease Products must certify in writing that they meet certain health standards established by the Company before the policy will be issued. Most applicants for the Company's Medicare Supplement Products fill out an application and, based on the historical health information certified therein, the Company makes a determination whether to issue the policy. Certain applicants, during a six-month "window" after reaching age 65, are not required to provide historical health information.

     The Company's policyowner service department and agency service department are responsible for responding to policyowner and agent requests for information or services. The claims processing department reviews benefit claims submitted by policyowners, determines the benefits payable and processes the claim payments.

RESERVE POLICY AND ADEQUACY

     The Company's reserves consist of two separate components: the claim reserves and the policy benefit reserves. The claim reserves are established by the Company for benefit payments which have already been incurred by the policyholder but which have not been paid by the Company. The Company's consulting actuary estimates these reserves based upon analysis of claim inventories, loss ratios and claim lag studies. These estimates are developed in the aggregate for claims incurred (whether or not reported). The claim reserves include an amount which will not be paid out until subsequent reporting periods, but which is recorded in the current period for reporting purposes. Policy benefit reserves are established by the Company for benefit payments which have not been incurred but which are estimated to be incurred in the future. The policy benefit reserves accounted for approximately 58% of the Company's total reserves as of December 31, 1996. The policy benefit reserves are calculated according to the net level premium reserve method, and are equal to the discounted present value of the Company's expected future policyholder benefits, minus the discounted present value of its expected future net premiums. These present value determinations are based upon assumed fixed investment yields, the age of the policy insured(s) at the time of policy issuance, expected morbidity and persistency rates, and expected future policyholder benefits. Except for purposes of reporting to insurance regulatory authorities and for tax filing, the Company's claim reserves and policy benefit reserves are determined in accordance with GAAP.

     In determining the morbidity, persistency rate, claim cost and other assumptions used in determining the Company's policy benefit reserves, the Company relies primarily upon its own benefit payment history and upon information developed in conjunction with actuarial consultants and industry data. The Company's persistency rates have a direct impact upon its policy benefit reserves, because the determinations for this reserve are, in part, a function of the number of policies in force and expected to remain in force to maturity. If persistency is higher or lower than expected, future policyholder benefits will also be higher or lower because of the different than expected number of policies in force, and accordingly, the policy benefit reserves will be increased or decreased.

     The Company's reserve requirements are also interrelated with product pricing and profitability. The Company must price its products at a level sufficient to fund its policyholder benefits and still remain profitable. Because the Company's policyholder benefits represent the single largest category of its operating expenses, inaccuracies in the assumptions used to estimate the amount of such benefits can result in the Company failing to price its products appropriately and to generate sufficient premiums to fund the payment thereof. Because the discount factor used in calculating the Company's policy benefit reserves is based upon the rate of return of the Company's investments designed to fund this reserve, the amount of the reserve is dependent upon the yield on these investments. Provided that there is not material adverse experience with respect to these benefits, changes in future market interest rates will not have an impact on the profitability of policies already sold. Because fluctuations in future market interest rates affect the Company's yield on new investments, they also affect the discount factor used to establish, and thus the amount of, its policy benefit reserves for new sales. In addition, because an increase in the policy benefit reserves in any period is treated as an expense for income statement purposes, market interest rate fluctuations can directly affect the Company's profitability for policies sold in such period. It is not possible to predict future market interest rate fluctuations.

     In accordance with GAAP, the Company's actuarial assumptions are generally fixed at the time they are made, and absent materially adverse benefit experience, they are not generally adjusted. Nonetheless, the Company monitors the adequacy of its policy benefit reserves on an ongoing basis by periodically analyzing the accuracy of its actuarial assumptions.

     The adequacy of the Company's policy benefit reserves may also be impacted by the development of new medicines and treatment procedures which may alter the incidence rates of illness and the treatment methods for illness and accident victims (such as out-patient versus in-patient care) or prolong the life expectancy of such victims. Changes in coverage provided by major medical insurers or government plans may also affect the adequacy of the Company's reserves if, for example, such developments had the effect of increasing or decreasing the incidence rate and per claim costs of occurrences against which the Company insures. An increase in either the incidence rate or the per claim costs of such occurrences could result in the Company needing to post additional reserves, which could have a material adverse effect upon its business, financial condition or results of operations. See "Risk Factors -- Adequacy of Reserves."

     The Insurance Subsidiaries are required to report their results of operations and financial position to state regulatory agencies based upon SAP. Under SAP, certain assumptions used in determining the policy benefit reserves, such as claim costs and investment result assumptions, are often more conservative than those appropriate for use by the Company under GAAP. In particular, SAP interest rate assumptions for investment results are fixed by statute and are generally lower than those used by the Company under GAAP. Another significant difference is that under SAP, unlike GAAP, the Company is required to expense all sales and other policy acquisition expenses as they are incurred, rather than capitalizing and amortizing them over the expected life of the policy. Although the effect of this requirement is moderated by the allowance under SAP of an accounting procedure known as the "two year preliminary term" reserve valuation method, which allows the Company to defer any accumulation of policy benefit reserves until after the second policy year, the immediate charge off of sales and acquisition expenses and the sometimes conservative claim cost and other valuation assumptions under SAP generally cause a lag between the sale of a policy and the emergence of reported earnings. Because this lag can reduce the Company's gain from operations on a SAP basis, it can have the effect of reducing the amount of funds available for dividend distributions to stockholders.

REGULATION

     The Company is subject to regulation and supervision in all jurisdictions in which it conducts business. In general, state insurance laws establish supervisory agencies with broad administrative powers relating to, among other things, the granting and revoking of licenses to transact business, regulation of trade practices and premiums, licensing of agents, approval of content and form of policies, maintenance of specified reserves and statutory capital and surplus, deposits of securities, form and content of required financial statements, nature of investments and limitations on dividends to stockholders. The purpose of such regulation and supervision is primarily to provide safeguards for policyholders rather than to protect the interests of stockholders.

     The Company's health insurance products are subject to rate regulation by state insurance departments which generally require that certain minimum loss ratios be maintained. The states in which the Company is licensed have the authority to change the minimum mandated statutory loss ratios to which the Company is subject, the manner in which these ratios are computed and the manner in which compliance with these ratios is measured and enforced. Most states in which the Company writes health insurance products have adopted the loss ratios recommended by the NAIC. The Company is unable to predict the impact of (i) any changes in the mandatory statutory loss ratios relating to products offered by the Company or (ii) any change in the manner in which these minimums are computed or enforced in the future. The Company has not been informed by any state that it does not meet mandated minimum ratios and the Company believes that it is in compliance with all such minimum ratios. In the event the Company is not in compliance with minimum statutory loss ratios mandated by regulatory authorities, the Company may be required to reduce or refund premiums, which event could have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors -- Mandated Loss Ratios."

     The NAIC has developed RBC statutory requirements for insurance companies which require remedial action in the event an insurance company's statutory capital and surplus falls below the specified level. The RBC formula establishes capital requirements for four categories of risk: asset risk; insurance risk; interest rate risk; and business risk. The NAIC's RBC formula may be used by regulators as an analytical tool to monitor the adequacy of capital of insurers. Under the model law, if an insurer's RBC, as determined under the RBC formula, falls below specified RBC levels, the insurer would be subject to different degrees of regulatory action depending upon the RBC level. At the initial problem level, the "Company Action Level," the insurer would be required to identify and propose actions to correct the risk-based capital deficiency and to provide the regulator with financial projections assuming both the absence and the presence of corrective action (collectively, an "RBC Plan"). At the second problem level, the "Regulatory Action Level," the insurer would be required to submit an RBC Plan and would be subject to such examination or analysis and to such orders specifying required corrective action as the insurance regulator deems necessary. At the third problem level, the "Authorized Control Level," the regulator may place the insurer under regulatory control if the regulator decides that would be in the best interests of policyholders, creditors and the public. At the fourth problem level, the "Mandatory Control Level," the model law requires the regulator to place the insurer under regulatory control. The NAIC's requirements are effective on a state by state basis if and when they are adopted by the regulators in the respective states. The States of Delaware and Mississippi have each adopted the NAIC's RBC guidelines. The State of Texas has developed a guideline for calculating RBC which varies from the NAIC's requirements. As of December 31, 1996, each Insurance Subsidiary's RBC exceeded the "Company Action Level."

     Under applicable Delaware law, NFL must maintain minimum aggregate statutory capital and surplus of $550,000. Under applicable Texas law, NFIC and AICT must each maintain minimum aggregate statutory capital and surplus of $1.4 million. Under Mississippi law, FLICA is required to maintain minimum statutory capital and surplus of $1 million. The State of Georgia requires licensed out-of-state insurers to maintain minimum statutory capital of $1.5 million and the Commonwealth of Kentucky requires minimum statutory surplus of $2 million, which levels are higher than those of any other states in which the Insurance Subsidiaries are currently licensed. Accordingly, the minimum aggregate statutory capital and surplus which each of NFL, NFIC and AICT must maintain is $3.5 million. FLICA must maintain a minimum of $4.0 million. At December 31, 1996, aggregate statutory capital and surplus for NFL, NFIC, AICT and FLICA was $14.4 million, $7.8 million, $8.2 million, and $14.8 million, respectively. According to SAP (as opposed to GAAP), costs associated with the issuance of new policies are charged to statutory surplus. These costs consist primarily of sales commissions and issuance costs. An increase in first-year sales of insurance products tend to reduce statutory surplus. Statutory net income (loss) for NFL, NFIC, AICT and FLICA for the year ended December 31, 1996 was $1.7 million, $(2.2) million, $(0.1) million, and $7.0 million, respectively. FLICA is an indirect wholly-owned subsidiary of NFL, and AICT is a wholly-owned subsidiary of NFIC. Accordingly, the statutory capital and surplus of NFL and NFIC includes the statutory capital and surplus of their respective subsidiary.

     As part of their routine regulatory oversight process, state insurance regulators periodically conduct detailed examinations of the books, records, and operations of insurers. In 1996, an examination of NFL was concluded for the years 1993 through 1995 by the insurance department of the State of Delaware. In 1995, an examination for NFIC and AICT was concluded by the insurance department of the State of Texas for the years 1991 through 1993. These examinations did not result in any significant adjustments to the statutory financial statements for the years under examination. In addition to conducting these examinations, state insurance regulatory authorities also conduct separate market conduct examinations. These examinations focus on an insurer's claims practices, policyholder complaints, policy forms, advertising practices and other marketing aspects. None of these examinations has resulted in any significant adjustments to the Company's operations.

     Many states have enacted insurance holding company laws that require registration and periodic reporting by insurance companies within their jurisdictions. Such legislation typically places restrictions on, or requires prior notice or approval of, certain transactions within the holding company system, including, without limitation, dividend payments from insurance subsidiaries and the terms of loans and transfers of assets within the holding company structure.

     Generally, before the Company is permitted to market an insurance product in a particular state, it must obtain regulatory approval from that state and adhere to that state's insurance laws and regulations which include, among other things, specific requirements regarding the form, language, premium rates and policy benefits of that product. Consequently, although the Company's policies generally provide for the same basic types and levels of coverage in each of the states in which they are marketed, the policies are not precisely identical in each state or other jurisdiction in which they are sold. Such regulation may delay the introduction of new products and may impede, or impose burdensome conditions on, rate increases or other actions that the Company may wish to take in order to enhance its operating results. In addition, federal or state legislation or regulations may be enacted that may prohibit or impose restrictions on the ability to sell certain types of insurance products or impose other restrictions on the Company's operations. No assurances can be given that future legislative or regulatory changes will not adversely affect the Company's business, financial condition or results of operations.

     In addition to periodic examinations, state insurance regulatory authorities from time to time undertake market conduct examinations of the Company. Although past examinations have not resulted in any significant adjustments to the Company's operations, and the Company does not believe that any current examinations will result in any such adjustments, there can be no assurance that the Company's belief with respect to current examinations is correct or that future examinations will not result in the imposition of burdensome conditions on the Company's operations. Certain states in which the Company conducts business have adopted NAIC model statutes and regulations relating to the conduct and practices of insurance companies. Any limitations or other restrictions imposed on the Company, as a result of periodic reviews, market conduct examinations or otherwise, by regulators of a state which has adopted the model statutes and regulations may also be imposed by the regulators in other states which have adopted such statutes and regulations.

     Four states, Connecticut, Massachusetts, New Jersey and New York, have adopted statutes or insurance department regulations that either prohibit sales of policies that offer only "specified or dread disease" coverage (such as that provided by certain of the Company's Critical Care and Specified Disease Products) or require that such coverage be offered in conjunction with other forms of health insurance. The Company has never written insurance in those states and does not currently intend to enter those markets. The Company has no knowledge of legislative initiatives which would limit or prohibit the sale of "specified or dread disease" policies in other states in which the Company operates.

     The Company may be required, under the solvency or guaranty laws of most states in which it does business, to pay assessments (up to prescribed limits) to fund policyholder losses or liabilities of insurance companies that become insolvent. Insurance company insolvencies increase the possibility that such assess-ments may be required. These assessments may be deferred or forgiven under most guaranty laws if they would threaten an insurer's financial strength and, in certain instances, may be offset against future premium taxes. The incurrence and amount of such assessments may increase in the future without notice. The Company pays the amount of such assessments as they are incurred. Assessments which cannot be offset against future premium taxes are charged to expense. Assessments which qualify for offset against future premium taxes are capitalized and are offset against such future premium taxes. The Company paid approximately $21,000 during the year ended December 31, 1996, as a result of such assessments. The likelihood and amount of any other future assessments cannot be estimated and are beyond the control of the Company.

     Although the U.S. Government generally does not directly regulate the insurance business, federal initiatives often impact the insurance business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include controls on the cost of medical care, medical entitlement programs (e.g., Medicare) and minimum solvency requirements for insurers.

     The NAIC has recently taken action on the subject of assumption reinsurance. The Assumption Reinsurance Model Act was adopted in 1993 and is similar but, in certain respects, less restrictive than the federal bill. The Model Act provides a 25-month notice period and may allow a transfer after the expiration of such period even if the assuming insurer does not have a higher rating than the transferring insurer. The Model Act will have no legal effect until formally adopted by the states, although it can be expected to be relied upon by regulators in states without statutes, regulations or other defined rules expressly governing assumption reinsurance.

INVESTMENT POLICY AND RESULTS

     Investment income is an important source of revenue and the Company's return on invested assets has a material effect on the Company's net income. The Company's investment policy is subject to the requirements of regulatory authorities regarding maintenance of minimum statutory reserves in order to meet future policy obligations for policies in force. Statutory reserves may only consist of certain types of admitted investments and the percentage mix of those assets is regulated by statute. In addition, certain assets are held on deposit in specified states and invested in specified securities in order to comply with state law. Although the Company closely monitors its investment portfolio, available yields on newly-invested funds and gains or losses on existing investments depend primarily on general market conditions. The Company's investment portfolio is managed by Conseco Capital Management, Inc.

     Investment policy is determined by the Investment Committees of Westbridge and the Insurance Subsidiaries in accordance with guidelines set forth by their respective Boards of Directors. The current policy of Westbridge and each of the Insurance Subsidiaries is to balance the portfolio between long- and short-term investments so as to achieve long-term returns consistent with the preservation of capital and maintenance of adequate liquidity to meet the payment of the Company's policy benefits and claims, interest on its indebtedness and dividends on the Series A Preferred Stock. The current schedule of maturities of the Company's invested assets corresponds with the Company's expectations regarding anticipated cash flow payments based on the Company's policy benefit and claim cycle, which the Company believes is medium term in nature. The Company invests primarily in fixed-income securities of the U.S. Government and its related agencies, investment grade fixed-income corporate securities and mortgage-backed securities. Also, up to 5% of the Company's assets may be invested in higher yielding non-investment grade securities. Although the Company's consolidated balance sheet at December 31, 1996 shows invested assets in real estate and mortgage loans, the Company's investment policy excludes the investment of new funds in real estate or mortgage loans. Since 1989 the Company has acquired no such assets in its portfolio.

     The following table sets forth a summary of consolidated cash and invested assets of the Company at the dates indicated:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1996       1995       1994
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Cash........................................................  $  1,013   $  2,013   $  2,871
                                                              --------   --------   --------
Bonds:
  U.S. Government and related agencies......................    26,108     35,658     39,753
  State, county and municipal...............................       518      1,632      1,450
  Public utilities..........................................    11,016      8,700      8,778
  Industrial and miscellaneous..............................    53,955     40,490     40,783
                                                              --------   --------   --------
          Total Bonds.......................................    91,597     86,480     90,764
                                                              --------   --------   --------
Preferred stock.............................................       147        356        343
                                                              --------   --------   --------
Common stock................................................     1,449        183        126
                                                              --------   --------   --------
Investment in Freedom Holding Company(1)....................        --      6,173      5,945
                                                              --------   --------   --------
Other Invested Assets:
  Mortgage loans on real estate.............................       658        639        768
  Policy loans..............................................       282        285        291
  Certificates of deposit and short-term investments........     8,072     15,246      7,589
  Investment real estate....................................        --        141        141
                                                              --------   --------   --------
          Total Other Invested Assets.......................     9,012     16,311      8,789
                                                              --------   --------   --------
          Total Cash and Invested Assets....................  $103,218   $111,516   $108,838
                                                              ========   ========   ========

---------------

(1) Represents the Company's 40% ownership interest prior to May 31, 1996. On May 31, 1996, the Company purchased the remaining 60% ownership interest of FLICA's parent, FHC. Subsequent to that date, the Company has consolidated the accounts of FHC in accordance with GAAP.

     Included in the invested assets of the Company outlined in the preceding table are certain high-yield debt securities which are below a "BBB" or equivalent rating. These high-yield debt securities amounted to less than 1.5%, 0.7% and 0.1% of the Company's total cash and invested assets at December 31, 1996, 1995 and 1994, respectively.

     The following table summarizes consolidated investment results for the periods shown:

                                                                       DECEMBER 31,
                                                             --------------------------------
                                                               1996        1995        1994
                                                             --------    --------    --------
                                                                  (IN THOUSANDS, EXCEPT
                                                                       PERCENTAGES)
Total invested assets, cash and cash equivalents...........  $103,218    $111,516    $108,838
Net investment income(1)...................................     7,535       7,021       5,764
Realized gains on investments..............................        96         182         320
Average annual yield on total investments..................       7.2%        7.0%        6.4%

---------------

(1) Excludes interest on receivables from agents of $1,201,000, $400,000 and $0 for the years ended December 31, 1996, 1995 and 1994, respectively.

     The following table summarizes the Company's fixed maturity securities, excluding short-term investments, at December 31, 1996.

                           FIXED MATURITY SECURITIES

                                                                              ESTIMATED MARKET
                                                           BOOK VALUE(1)          VALUE(2)
                                                          ----------------    ----------------
                                                           TOTAL       %       TOTAL       %
                                                          -------    -----    -------    -----
                                                           (IN THOUSANDS, EXCEPT PERCENTAGES)
Fixed maturity securities:
  U.S. Government and governmental agencies and
     authorities (except mortgage-backed)...............  $12,987     14.1    $12,987     14.1
  States, municipalities and political subdivisions.....      518      0.5        518      0.5
  Finance...............................................   24,873     27.1     24,873     27.1
  Public utilities......................................   11,016     12.0     11,016     12.0
  Mortgage-backed.......................................   13,121     14.3     13,121     14.3
  All other corporate bonds.............................   29,082     31.6     29,082     31.6
  Certificates of deposit...............................      350      0.4        350      0.4
                                                          -------    -----    -------    -----
          Total fixed maturity securities...............  $91,947    100.0    $91,947    100.0
                                                          =======    =====    =======    =====

---------------

(1) At December 31, 1996, all of the Company's fixed maturity securities were classified as available-for-sale and are carried at estimated market value.

(2) Estimated market value represents the closing sales prices of marketable securities.

     The Company's fixed maturity investment portfolio at December 31, 1996 was composed primarily of debt securities of the U.S. Government, corporations and mortgage-backed securities. Investments in the debt securities of corporations are principally in publicly-traded bonds.

     Mortgage-backed securities represented approximately 14.3% of the estimated market value of the Company's total invested assets as of December 31, 1996. Mortgage-backed securities investors are compensated primarily for reinvestment risk rather than credit quality risk. During periods of significant interest rate volatility, the underlying mortgages may prepay more quickly or more slowly than anticipated. If the repayment of principal occurs earlier than anticipated during periods of declining interest rates, investment income may decline due to the reinvestment of these funds at the lower current market rates.

     The following table indicates by rating the composition of the Company's fixed maturity securities portfolio, excluding short-term investments, as of December 31, 1996.

               COMPOSITION OF FIXED MATURITY SECURITIES BY RATING

                                                                              ESTIMATED MARKET
                                                           BOOK VALUE(1)          VALUE(2)
                                                          ----------------    ----------------
                       RATINGS(3)                          TOTAL       %       TOTAL       %
                       ----------                         -------    -----    -------    -----
                                                           (IN THOUSANDS, EXCEPT PERCENTAGES)
Investment grade:
  U.S. Government and agencies..........................  $26,108     28.4    $26,108     28.4
  AAA...................................................    3,975      4.3      3,975      4.3
  AA....................................................    6,427      7.0      6,427      7.0
  A.....................................................   29,074     31.6     29,074     31.6
  BBB...................................................   24,902     27.1     24,902     27.1
Non-Investment grade:
  BB....................................................      711      0.8        711      0.8
  B.....................................................      750      0.8        750      0.8
                                                          -------    -----    -------    -----
          Total fixed maturity securities...............  $91,947    100.0    $91,947    100.0
                                                          =======    =====    =======    =====

---------------

(1) At December 31, 1996, all of the Company's fixed maturity securities were classified as available-for-sale and are carried at estimated market value.

(2) Estimated market value represents the closing sales prices of marketable securities.

(3) Ratings are the lower of those assigned primarily by Standard & Poor's and Moody's when available, and shown in the table using the Standard & Poor's rating scale. Unrated securities are assigned ratings based on the applicable NAIC rating or the rating assigned to comparable debt outstanding of the same issuer. NAIC 1 fixed maturity securities have been classified as "A," and NAIC 2 fixed maturity securities have been classified as "BBB."

     The NAIC assigns securities quality ratings and uniform prices called "NAIC Designations," which are used by insurers when preparing their annual statutory reports. The NAIC assigns designations to publicly-traded as well as privately-placed securities. The ratings assigned by the NAIC range from Class 1 to Class 6 with Class 1 as the highest quality rating. The following table sets forth the book and estimated market value of the Company's fixed maturity securities according to NAIC Designations and Standard & Poor's ratings as of December 31, 1996.

                               NAIC DESIGNATIONS

                                                                              ESTIMATED MARKET
                                                           BOOK VALUE(1)          VALUE(2)
                                                          ----------------    ----------------
                  NAIC DESIGNATION(3)                      TOTAL       %       TOTAL       %
                  -------------------                     -------    -----    -------    -----
                                                           (IN THOUSANDS, EXCEPT PERCENTAGES)
NAIC 1 (AAA, AA, A).....................................  $65,584     71.3    $65,584     71.3
NAIC 2 (BBB)............................................   24,902     27.1     24,902     27.1
NAIC 3 (BB) and below...................................    1,461      1.6      1,461      1.6
                                                          -------    -----    -------    -----
          Total fixed maturity securities...............  $91,947    100.0    $91,947    100.0
                                                          =======    =====    =======    =====

---------------

(1) At December 31, 1996, all of the Company's fixed maturity securities were classified as available-for-sale and are carried at estimated market value.

(2) Estimated market value represents the closing sales prices of marketable securities.

(3) Generally comparable to Standard & Poor's ratings. Comparisons between NAIC Designations and Standard & Poor's ratings are as published by the NAIC.

     The scheduled maturities of the Company's fixed maturity securities, excluding short-term investments, as of December 31, 1996 were as follows:

              COMPOSITION OF FIXED MATURITY SECURITIES BY MATURITY

                                                                              ESTIMATED MARKET
                                                           BOOK VALUE(1)          VALUE(2)
                                                          ----------------    ----------------
                   SCHEDULED MATURITY                      TOTAL       %       TOTAL       %
                   ------------------                     -------    -----    -------    -----
                                                           (IN THOUSANDS, EXCEPT PERCENTAGES)
Due in one year or less.................................  $ 2,602      2.8    $ 2,602      2.8
Due after one year through five years...................   25,395     27.6     25,395     27.6
Due after five years through ten years..................   29,621     32.2     29,621     32.2
Due after ten years.....................................   21,208     23.1     21,208     23.1
Mortgage and asset backed securities....................   13,121     14.3     13,121     14.3
                                                          -------    -----    -------    -----
          Total fixed maturity securities...............  $91,947    100.0    $91,947    100.0
                                                          =======    =====    =======    =====

---------------

(1) At December 31, 1996, all of the Company's fixed maturity securities were classified as available-for-sale and are carried at estimated market value.

(2) Estimated market value represents the closing sales prices of marketable securities.

REINSURANCE

     Ceded. As is customary in the insurance industry, the Company cedes reinsurance to other insurance companies. Cession of reinsurance is utilized by an insurer to limit its maximum loss thereby providing a greater diversification of risk and minimizing exposures on larger risks. Reinsurance does not discharge the primary liability of the original insurer with respect to such insurance (except for assumption reinsurance described below) but the Company, in accordance with prevailing insurance industry practice, reports reserves and claims after adjustment for reserves and claims ceded to other companies through reinsurance.

     The Company, through NFL and FLICA, entered into a 90% Coinsurance Funds Withheld Reinsurance Agreement (the "Coinsurance Agreement") effective July 1, 1996 on the in-force Cancer, Heart and Intensive Care policies. The Coinsurance Agreement provided an initial ceding commission of $10.5 million, of which $8.4 million was received in cash. This ceding commission allowance will be repaid, inclusive of interest at 12.5%, as statutory profits are generated from the reinsured block of business. For the year ended December 31, 1996, the amount repaid was approximately $1.9 million. The ceding allowance payable at December 31, 1996, totaled $8.6 million. The Company must maintain in trust, investments with a fair market value equal to 90.0% of the active life reserves on the reinsured business was approximately $14.7 million at December 31, 1996. Upon repayment of the initial ceding commission, statutory profits on the block of business will be shared on a 50/50 quota share basis. The policies covered by the Coinsurance Agreement are subject to recapture at any time, at the option of the Company, upon repayment of the then outstanding ceding commission allowance and payment of the applicable recapture fee.

     The Company generally does not cede risks associated with its Medicare Supplement Products or its life insurance products. However, 100% of the Company's risks under its Accidental Death policies currently in force are reinsured. The Company also reinsures its risks under the Medical Expense Products on an excess of loss basis so that its maximum payment to any one beneficiary during any one-year period is limited ($100,000 in 1996) for any accident or illness. In accordance with industry practice, the reinsurance agreements in force with respect to these policies are terminable by either party with respect to claims incurred after the termination date and the expiration dates.

     Assumed. In the past, the Company has utilized coinsurance agreements to assume premiums and increase revenues. NFL and FLICA were party to such arrangements prior to NFL's acquisition of FHC. In 1996, prior to this acquisition, $4.0 million in premiums were assumed by NFL. Subsequent to the acquisition, those coinsurance arrangements were canceled.

     Use in Acquisitions. Over the past four years, the Company has acquired blocks of policies in force from American Integrity, Life and Health and Dixie National Life through the use of indemnity and assumption reinsurance. Using this process, the Company first acquires policies by insuring the risks of policies ceded by other insurers in the manner described above. Following such acquisition, the Company applies to each relevant state regulatory authority for approval to convert the indemnity reinsurance to assumption reinsurance. As regulatory approval from each state is obtained, the Company issues assumption certificates to policyholders in the approving state to provide notice of the Company's assumption of the primary obligation under the insurance policies assumed. There can be no assurance that regulatory approval will be granted by each relevant state, or as to the time required to obtain such approval.

HEALTH CARE REFORM

     Health care reform has been and continues to be a legislative focus at both the federal and state level. Such federal or state legislative reform, if enacted, could, among other things, further restrict the Company's ability to implement rate increases and could impose limitations on the profitability of certain of the Company's insurance products. Also, to the extent that such legislation guarantees major medical coverage to all United States residents and/or expands the scope of basic coverage, the demand for specified disease and supplemental insurance may be reduced, and certain health insurance business currently in force could experience high lapse rates. The Company cannot predict what effect, if any, yet to be enacted health care legislation or proposals will have on the Company if and when enacted. The Company believes that the current political environment in which it operates will result in continued legislative scrutiny of health care reform and may lead to additional legislative initiatives. No assurance can be given that enactment of any federal and/or state health care reforms will not have a material effect on the Company's business, financial condition or results of operations.

COMPETITION

     The supplemental accident and health insurance industry in the United States is highly competitive. Although this market is fragmented, the Company competes with a large number of other insurers, some of which have been in business for a longer period of time and some of which have higher ratings by A.M. Best Company, Inc. ("A.M. Best") and substantially greater financial and other resources than the Company. A.M. Best, a nationally recognized insurance rating agency, assigns a rating which measures each company's relative financial strength and ability to meet its contractual obligations. In the markets in which the Company sells its products, the Company believes that its A.M. Best rating is not a significant factor affecting its ability to sell its insurance products.

     Private insurers and voluntary and cooperative plans, such as Blue Cross and Blue Shield and HMOs, provide various alternatives for defraying hospitalization and medical expenses. Much of this insurance is sold on a group basis to employer sponsored groups. The federal and state governments also provide programs for the payment of the costs associated with medical care through Medicare and Medicaid. These major medical programs generally cover a substantial amount of the medical expenses incurred as a result of accidents or illnesses. The Company's Medical Expense Products are designed to provide coverage which is similar to these major medical insurance programs but are sold primarily to persons not covered by an employer sponsored group.

     The Company's Critical Care and Specified Disease Products are designed to provide coverage which is supplemental to major medical insurance and may be used to defray nonmedical as well as medical expenses. Since these policies are sold to complement major medical insurance, the Company competes only indirectly with these insurers providing major medical insurance. However, expansion of coverage by other insurers could adversely affect the Company's business, financial condition or results of operations. Medicare Supplement Products are designed to supplement the Medicare program by reimbursing for expenses not covered by such program. To the extent that future government programs reduce the availability or attractiveness of supplemental insurance for such government programs, they could adversely affect the Company's business, financial condition or results of operations.

     The Company competes directly with other insurers offering similar products and believes that its current benefits and premium rates are generally competitive with those offered by other companies. Management believes that service to policyholders and prompt and fair payment of claims continue to be important factors in the Company's ability to remain competitive.

     In addition to product and service competition, there is also very strong competition within the supplemental accident and health insurance market for qualified, effective agents. The recruitment and retention of such agents is extremely important to the success and growth of the Company's business. Management believes that the Company is competitive with respect to the recruitment and training of agents. However, there can be no assurance that the Company's controlled general agencies will be able to continue to recruit or retain qualified, effective agents. The inability of the Company to adequately recruit and retain agents could have a material adverse effect upon the Company's business, financial condition or results of operations.

     Managed care organizations operate in a highly competitive environment and in an industry that it currently subject to significant changes resulting from business consolidations, legislative reform, aggressive marketing practices and market pressures. The Company's ability to increase its fee and service income by continuing to expand its marketing of managed care products underwritten primarily by HMOs and other managed care organizations may be adversely affected by the changes affecting this industry.

EMPLOYEES

     At December 31, 1996, the Company employed 386 persons. The Company has not experienced any work stoppages, strikes or business interruptions as a result of labor disputes involving its employees, and the Company considers its relations with its employees to be good.

FACILITIES

     The Company maintains its principal offices at 777 Main Street, Fort Worth, Texas, in facilities which are leased by the Company under a lease agreement which expires in June 2001. WPS, the Company's wholly-owned printing subsidiary which prints all policies, forms and brochures of the Insurance Subsidiaries, maintains its manufacturing facility at 7333 Jack Newell Boulevard North, Fort Worth, Texas, under a lease agreement which expires in October 2005. The Company also leases sales offices for certain of its affiliated marketing agencies in Arizona, California and Texas. The Company believes that its existing facilities will meet its existing needs and that the leases relating to such properties can be renewed or replaced on reasonable terms if necessary.

LITIGATION

     In the normal course of its business operations, the Company is involved in various claims and other business related disputes. In the opinion of management, the Company is not party to any pending litigation the disposition of which would have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

     EXECUTIVE OFFICERS. Westbridge's executive officers are as follows:

                                                                                    YEARS WITH
                NAME                   AGE         POSITION WITH THE COMPANY        THE COMPANY
                ----                   ---         -------------------------        -----------
Martin E. Kantor.....................  74    Chairman of the Board and Chief            20
                                               Executive Officer
James W. Thigpen.....................  59    President and Chief Operating Officer      15
Patrick J. Mitchell..................  38    Executive Vice President, Chief             2
                                             Financial Officer and Treasurer
Stephen D. Davidson..................  41    Executive Vice President and Chief          3
                                               Marketing Officer
Dennis A. Weverka....................  52    Executive Vice President                   16
Margaret A. Megless..................  45    Vice President                             20
Michael D. Norris....................  50    Vice President and Secretary               14

     Mr. Kantor has served as Chairman of the Board and Chief Executive Officer of Westbridge since January 1993, and had served as Chairman of the Board, President and Chief Operating Officer of Westbridge since prior to 1992. Mr. Kantor has also served as Chairman of the Board of NFL since prior to 1992 and also became Chief Executive Officer of NFL in 1985. Following the acquisition of each of NFIC, AICT and FLICA, Mr. Kantor was appointed Chairman of the Board and Chief Executive Officer of each entity.

     Mr. Thigpen has served as President and Chief Operating Officer of Westbridge since January 1993, and had served as Executive Vice President of Westbridge since prior to 1992. Mr. Thigpen has also served as President and Chief Operating Officer of NFL since prior to 1992. Following the acquisition of each of NFIC, AICT and FLICA, Mr. Thigpen was appointed President and Chief Operating Officer of each entity.

     Mr. Mitchell joined Westbridge as Vice President, Chief Financial Officer and Treasurer in August 1995 and has served as Executive Vice President, Chief Financial Officer and Treasurer since May 1996. Mr. Mitchell is also Senior Vice President, Treasurer and director of NFL, NFIC and AICT. Following the acquisition of FLICA, Mr. Mitchell was appointed Senior Vice President, Treasurer and director of FLICA. Prior to joining Westbridge, Mr. Mitchell served as Vice President, Finance for Bankers Life and Casualty Company. From 1989 to 1993, Mr. Mitchell was Assistant Vice President, Finance for Reliance Standard Life Insurance Company.

     Mr. Davidson has served as Executive Vice President and Chief Marketing Officer of Westbridge since May 1996. Mr. Davidson had served as Vice President and Chief Marketing Officer of Westbridge prior to May 1996. Mr. Davidson also serves as Senior Vice President of NFL, NFIC and AICT since joining the Company in August 1994. Following the acquisition of FLICA, Mr. Davidson was appointed Senior Vice President of FLICA. Mr. Davidson served as President of Senior Benefits, from 1992 to 1994 and as Vice President of Marketing for Pioneer Life Insurance Company, Rockford, Illinois, from 1989 to 1992.

     Mr. Weverka has served as Executive Vice President, Administration of Westbridge since May 1996. From August 1994 to May 1996, Mr. Weverka served as Vice President, Corporate Planning and Development. Mr. Weverka joined the Company in August 1981 and has served as a Senior Vice President of NFL since prior to 1992. Following the acquisition of each of NFIC and AICT, Mr. Weverka was appointed Senior Vice President of each entity, and in June 1994 was appointed a director of NFL, NFIC and AICT. Following the acquisition of FLICA, Mr. Weverka was appointed director and Senior Vice President of FLICA.

     Ms. Megless has served as Vice President, Information Systems of Westbridge since August 1994 and as Senior Vice President, Information Systems of NFL since 1992. Following the acquisition of each of NFIC and AICT, Ms. Megless was appointed Senior Vice President of each entity, and in June 1994 was appointed a director of NFL, NFIC and AICT. Following the acquisition of FLICA, Ms. Megless was appointed a director and Senior Vice President of FLICA. Ms. Megless joined the Company in January 1977 and served as Vice President, Information Systems of NFL from 1984 to 1992.

     Mr. Norris has served as Secretary of Westbridge since prior to 1992 and was appointed Vice President of Westbridge in August 1994. Mr. Norris has also served as Senior Vice President, General Counsel and Secretary of NFL since prior to 1992. Following the acquisition of each of NFIC and AICT, Mr. Norris was appointed Senior Vice President, Secretary and Generfal Counsel of each entity, and in June 1994 was appointed a director of NFL, NFIC and AICT. Following the acquisition of FLICA, Mr. Norris was appointed a director, Senior Vice President, Secretary and General Counsel of FLICA. Mr. Norris was Counsel for the Oklahoma Insurance Department, Oklahoma City, Oklahoma for two years prior to joining NFL in March 1983.

     DIRECTORS. The members of Westbridge's Board of Directors are as follows:

                                                                     SERVED AS
                                                                     DIRECTOR
NAME                                                         AGE      SINCE
----                                                         ---    ---------
Marvin H. Berkeley..........................................  74       1982
Arthur W. Feinberg..........................................  73       1984
George M. Garfunkel.........................................  58       1994
Martin E. Kantor............................................  74       1982
Peter J. Millock............................................  50       1996
Glenn O. Phillips...........................................  67       1987
Joseph C. Sibigtroth........................................  81       1984
Barry L. Stevens............................................  50       1997
James W. Thigpen............................................  60       1985
Barth P. Walker.............................................  82       1982

     The Board of Directors is classified into three classes, each of which serves for three years with one class being elected each year. Messrs. Feinberg, Garfunkel and Millock serve as directors for a term expiring at the 1997 Annual Meeting of Stockholders, Messrs. Kantor, Sibigtroth and Walker serve as directors for a term expiring at the 1998 Annual Meeting of Stockholders and Messrs. Berkeley, Phillips and Thigpen serve as directors for a term expiring at the 1999 Annual Meeting of Stockholders.

     For information with respect to Messrs. Kantor and Thigpen, see "-- Executive Officers."

     Dr. Berkeley has served as Professor of Management of the University of North Texas, Denton, Texas, since prior to 1992, and is former Dean of the College of Business Administration of the University of North Texas. Dr. Berkeley is also a director of Irving National BancShares, Inc., Irving, Texas. Dr. Berkeley is a former advisory director of Enersyst Development Center, Inc., a former director of John Watson Landscape Illumination, Inc., and a former Governor of International Insurance Society, Inc.

     Dr. Feinberg has served as the Chief of Geriatric Medicine of the Department of Medicine of North Shore University Hospital, Manhasset, New York since prior to 1992. Dr. Feinberg also has been a Professor of Clinical Medicine at Cornell University Medical College since prior to 1992. Dr. Feinberg was formerly a Regent and Chairman of the Board of Governors of the American College of Physicians.

     Mr. Garfunkel is a founding partner of the Great Neck, New York law firm of Garfunkel, Wild & Travis, P.C., which specializes in the representation of clients in the health care industry. He is also a director of Berkshire Taconic Community Foundation Inc.

     Mr. Millock has served as counsel in private practice with the law firm of Nixon, Hargrave, Devans & Doyle, Albany, New York, since 1995. Prior to 1995, Mr. Millock served as General Counsel and Chief Legal Officer of the New York State Department of Health for 15 years. He is also an Associate Professor for the State University of New York, School of Public Health.

     Mr. Phillips is an Insurance Consultant and has served as Partner with Professional Insurance Group since December 1994. Mr. Phillips served as a Consultant for the National Registry Corp. from June 1994 through 1995 and as President and Director of Financial Services of America from 1991 through 1994.

     Mr. Sibigtroth is a retired Consulting Actuary and had been a private consulting actuary since prior to 1992. Mr. Sibigtroth previously served as Chairman of both the Mortality and Morbidity Committees of the American Society of Actuaries, and as Treasurer of the New York State Guaranty Corporation.

     Mr. Stevens has been the Director of the Bureau of Investments for the Treasury Department, State of Michigan, since February 1989. From January 1985 to February 1989, Mr. Stevens served as the Assistant Director, Bureau of Investments for the Treasury Department, State of Michigan. Prior to 1985, Mr. Stevens served as Senior Equity Analyst and Administrator of the Equity Division, Treasury Department, State of Michigan.

     Mr. Walker has been a senior member of Walker & Walker, a law firm in Oklahoma City, Oklahoma since prior to 1992.

     The Board of Directors met four times during 1996. Each member of the Board of Directors attended at least 75% of the Board of Directors meetings and meetings of any committee of the Board of Directors on which such director served during 1996.

BOARD COMMITTEES

     Executive Committee. The Board of Directors formed an Executive Committee on June 22, 1995. The Executive Committee is composed of Mr. Garfunkel (Chairman), Dr. Feinberg and Mr. Kantor. The Executive Committee possesses all the powers and authority of the Board of Directors in the management and direction of the business and affairs of the Company, except as limited by law. The Executive Committee met once during 1996.

     Audit Committee. The Audit Committee of the Board of Directors is composed of Mr. Walker (Chairman), Dr. Berkeley, and Mr. Sibigtroth. The Audit Committee, which met twice during 1996, recommends to the Board of Directors the firm to be employed as the Company's independent accountants, reviews details of each audit engagement and audit reports, including all management reports by the independent accountants regarding internal controls, and reviews resolution of any material matters with respect to appropriate accounting principles and practices to be used in preparation of the Company's financial statements.

     Compensation Committee. The Board of Directors formed a Compensation Committee on May 30, 1996. The Compensation Committee is composed of Mr. Phillips (Chairman), Mr. Garfunkel and Dr. Feinberg. The Compensation Committee has responsibility for reviewing and approving salaries, bonuses and other compensation and benefits of executive officers, and advising management regarding benefits and other terms and conditions of compensation for executive officers. The Compensation Committee met twice during 1996.

     Nominating Committee. The Board of Directors does not have a nominating committee.

EXECUTIVE COMPENSATION

     The following table sets forth information on cash and other compensation paid or accrued for each of the fiscal years ended December 31, 1996, 1995 and 1994 to each of the Chief Executive Officer and the four other most highly compensated executive officers of the Company (the "Named Executive Officers"), for services rendered by the Named Executive Officers in all capacities to the Company.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM
                                                                               COMPENSATION/
                                                                             AWARDS/SECURITIES
                                                                                UNDERLYING          ALL OTHER
      NAME AND PRINCIPAL POSITION         YEAR       SALARY        BONUS        OPTIONS(#)        COMPENSATION*
      ---------------------------         ----      --------      -------    -----------------    -------------
Martin E. Kantor                          1996      $477,462      $    --             --             $2,850
  Chairman of the Board and               1995      $403,615      $50,000             --             $2,772
  Chief Executive Officer                 1994      $366,923      $60,000             --             $2,310
James W. Thigpen                          1996      $387,692      $    --             --             $2,375
  President and Chief                     1995      $346,638      $50,000             --             $2,310
  Operating Officer                       1994      $305,869      $60,000             --             $2,310
Stephen D. Davidson                       1996      $255,048      $    --             --             $2,375
  Executive Vice President and            1995      $183,462      $40,000         30,000             $2,310
  Chief Marketing Officer                 1994      $107,821      $30,000         25,000             $  846
Patrick J. Mitchell                       1996      $204,519      $    --             --             $1,425
  Executive Vice President,               1995      $ 55,819      $25,000         25,000             $   --
  Chief Financial Officer                 1994      $     --      $    --             --             $   --
  and Treasurer
Dennis A. Weverka                         1996      $173,962      $    --             --             $2,375
  Executive Vice President                1995      $158,231      $15,000         10,000             $2,643
                                          1994      $142,942      $30,000             --             $2,310

---------------

* Amounts shown represent matching contributions of the Company credited to the respective Named Executive Officer under the Company's 401(k) plan.

     Each director of Westbridge who is not a salaried employee or consultant of the Company (a "Non-Employee Director") receives $2,500 per meeting of the Board of Directors attended. Additionally, all Audit Committee members who attend special Audit Committee meetings which do not coincide with meetings of the Board of Directors receive $1,000 per special Audit Committee meeting attended. All directors are reimbursed for their expenses incurred in attending meetings of the Board of Directors and of committees of the Board of Directors. Additionally, Dr. Feinberg received $6,000 in consultation fees from the Company in 1996.

     Each Non-Employee Director is also entitled to receive automatic, non-discretionary and fixed annual grants of stock options under the 1992 Plan, subject to the availability of shares of Common Stock issuable under the 1992 Plan. Pursuant to the 1992 Plan, a stock option to acquire 5,000 shares of Common Stock was granted to each Non-Employee Director serving as a member of the Board of Directors on January 14, 1993. Thereafter, a stock option to acquire 1,000 shares of Common Stock was and will automatically be granted each succeeding year (immediately following Westbridge's annual meeting of stockholders) to each Non-Employee Director serving as a member of the Board of Directors at such time. Additionally, each Non-Employee Director, upon becoming a member of the Board of Directors for the first time, is entitled to receive a stock option to purchase 5,000 shares of Common Stock. The option price per share is the average of the mean high and low trading prices for the Common Stock for the fifth through the ninth trading day following the relevant grant date. Each option becomes exercisable on the first anniversary of the date of grant and may thereafter be exercised in whole or in part during the term of the option by payment of the full option price for the number of underlying shares to be acquired upon any such exercise. Each option will expire seven years after the date on which the option is granted, subject to earlier termination upon an optionee's termination of service as a director, other than as a result of retirement, death or disability. During 1996, a stock option to acquire 4,000 shares of Common Stock was granted to Mr. Millock. There were no other stock options granted to any of the Named Executive Officers or Non-Employee Directors under the 1992 Plan.

     Each Non-Employee Director who has not been an employee during the one year period immediately preceding (a) the initial grant date (as defined below and with respect to any initial grant to such member) and (b) any annual grant date (as defined below and with respect to any annual grant to such member) (an "Eligible Director") shall automatically participate in the fixed formula grant portion of the 1996 Restricted Stock Plan. Each Eligible Director shall automatically be granted 5,000 shares of restricted Common Stock immediately following the Company's annual stockholders meeting at which the Eligible Director is first elected to the Board of Directors (the "Initial Grant Date"), commencing with the 1996 Annual Meeting (each, an "Initial Grant"). In addition, each Eligible Director who does not receive the grant described in the preceding sentence shall automatically be granted 1,000 shares of restricted Common Stock each year, immediately following the Company's annual stockholders meeting in such year (the "Annual Grant Date") commencing with the 1996 Annual Meeting (each, an "Annual Grant"). All shares of restricted Common Stock granted to Eligible Directors shall become 100% vested on the first anniversary of the Initial Grant Date or the Annual Grant Date that relates to any such award. During 1996, each Non-Employee Director (other than Messrs. Millock and Stevens) received a grant of 1,000 shares of restricted Common Stock pursuant to Westbridge's 1996 Restricted Stock Plan.

STOCK OPTIONS

     The following table sets forth information as to the Named Executive Officers, the exercise of stock options during the last fiscal year and the value of unexercised options as of the end of the last fiscal year all of which were exercisable as of such date.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                                             VALUE OF
                                                                        NUMBER OF SECURITIES                UNEXERCISED
                                            SHARES                     UNDERLYING UNEXERCISED              IN-THE-MONEY
                                           ACQUIRED       VALUE      OPTIONS AT FISCAL YEAR-END     OPTIONS AT FISCAL YEAR-END
                  NAME                    ON EXERCISE    REALIZED    (EXERCISABLE/UNEXERCISABLE)    (EXERCISABLE/UNEXERCISABLE)
                  ----                    -----------    --------    ---------------------------    ---------------------------
                  (A)                         (B)          (C)                   (D)                            (E)
----------------------------------------  -----------    --------    ---------------------------    ---------------------------
Martin E. Kantor........................        --       $    --                    --                      $        --
James W. Thigpen........................    12,500       $75,000              34,500/0                      $238,638/$0
Patrick J. Mitchell.....................        --       $    --              25,000/0                      $108,750/$0
Stephen D. Davidson.....................        --       $    --              65,000/0                      $219,700/$0
Dennis A. Weverka.......................        --       $    --              26,265/0                      $131,927/$0

     The values listed in columns (c) and (e) represent the difference between the estimated market value of the Common Stock and the exercise price of the options at exercise and December 31, 1996, respectively.

EMPLOYMENT AGREEMENTS

     The Company has entered into a separate employment agreement with each of Martin E. Kantor and James W. Thigpen (each, an "Employee" and collectively, the "Employees"), pursuant to which Mr. Kantor is employed as the Chairman of the Board and Chief Executive Officer of each of Westbridge and NFL and Mr. Thigpen is employed as the President and Chief Operating Officer of each of Westbridge and NFL (the "Employment Agreements"). Westbridge has agreed to employ each of the Employees for a period commencing on April 1, 1996, and ending on the fifth anniversary of such date. Each Employee's employment period will be automatically extended each year thereafter unless an Employee, with respect to his own employment, or Westbridge gives notice to the contrary.

     Effective January 1, 1997, Mr. Kantor's base salary is $492,000 per annum and Mr. Thigpen's base salary is $400,000 per annum. Each Employee's base salary will be reviewed annually for increase in the sole discretion of the Board of Directors of the Company. The Employees are also entitled to participate in and receive all benefits under any and all bonus, short- or long-term incentive, savings and retirement plans, and welfare benefit plans, practices, policies and programs maintained or provided by the Company and/or its subsidiaries for the benefit of senior executives.

     If an Employee's employment is terminated by reason of death, or by the Company due to "disability" (as defined in the Employment Agreements), such Employee or his legal representative will be entitled to, among other things,
(a)(i) in the case of death, (x) his base salary for a period of three months after the date of death, plus (y) a death benefit in an amount equal to three times the base salary at the rate in effect on the date of termination less any amounts paid to the Employee's beneficiary(ies) pursuant to the group and/or other corporate life insurance policies maintained by Westbridge or NFL, and
(ii) in the case of disability, his base salary for 36 months after the date of termination; (b) certain accrued benefits and a pro rata bonus payment for the year in which such death or disability occurs, and (c) immediate and accelerated vesting of all restricted stock grants previously awarded to the Employee. If an Employee's employment is terminated by the Company without cause, or by the Employee for "good reason" (as defined in the Employment Agreements and which, in the case of Mr. Kantor's Employment Agreement, includes the occurrence of a "change in control" as defined therein), such Employee will be entitled to (a) a lump sum payment equal to three times the sum of (i) his base salary, and (ii) the highest annual bonus awarded to him, (b) certain accrued benefits, (c) continuation of the health and welfare benefits, and (d) immediate and accelerated vesting of all restricted stock grants previously awarded to the Employee. If an Employee's employment is terminated for "cause" (as defined in the Employment Agreements), such Employee will be entitled to, among other things, (a) his base salary through the date of termination and (b) certain accrued benefits. If an Employee voluntarily terminates his employment (other than due to death, disability, or for "good reason"), such Employee will be entitled to, among other things, (a) his base salary through the date of termination, (b) certain accrued benefits, and (c) continuation of the health and welfare benefits. In addition to the foregoing, if Mr. Kantor's employment is terminated other than for cause, Mr. Kantor will be entitled to repayment, within thirty business days after the date of termination, of the outstanding principal amount (and any accrued, but unpaid, interest through the date of repayment) of any loans (including the Senior Note) (as defined under the caption "Certain Transactions" below), or other advances made by the him to Westbridge, NFL or any affiliate of either such entity.

     If any payment or distribution by Westbridge or any subsidiary or affiliate to an Employee would be subject to any "golden parachute payment" excise tax or similar tax, and if, and only if, such payments less the excise tax or similar tax is less than the maximum amount of payments which could be payable to the Employee without the imposition of the excise tax or similar tax, then and only then, and only to the extent necessary to eliminate the imposition of the excise tax or similar tax (and after taking into account any reduction in the payments provided by reason of section 280G of the Internal Revenue Code of 1986, as amended (the "Code") in any other plan, arrangement or agreement), (A) any cash payments under the Employment Agreement shall first be reduced (if necessary, to zero), and (B) all other non-cash payments under the Employment Agreement shall next be reduced.

     If an Employee's employment is terminated by Westbridge for cause or if an Employee voluntarily terminates his employment without good reason, for a period of eighteen months, such Employee shall not (i) solicit or take away the patronage of (a) any customers or agents of Westbridge, NFL or any affiliate of either as of the date of such termination, or (b) any prospective customers or agents of Westbridge or any affiliate whose business Westbridge and/or NFL was actively soliciting on the date of such termination, and with which the Employee had business contact while employed by Westbridge and NFL, or (ii) directly or indirectly, induce or solicit any employees or agents of Westbridge, NFL or any affiliate of either to leave or terminate their employment or agency relationship with Westbridge or NFL.

     If a claim for payment or benefits under the Employment Agreements is disputed, the Executives will be reimbursed for all attorney fees and expenses incurred in pursuing such claim, provided that the Executives are successful as to at least part of the disputed claim by reason of litigation, arbitration or settlement. In addition, the Employment Agreements provide that if the Executives are made a party or are threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that either is or was a director or officer of Westbridge or any subsidiary or is or was serving at the request of Westbridge or any subsidiary as a director, officer, member, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including, without limitation, service with respect to employee benefit plans, each will be indemnified and held harmless by Westbridge or a subsidiary of Westbridge to the fullest extent authorized by applicable law against all expenses incurred or suffered by the Executives. This indemnification will continue as to the Executives even if the Executives have ceased to be an officer, director or agent, or are no longer employed by Westbridge or any subsidiary.

     Westbridge has also entered into a separate agreement with each of Stephen
D. Davidson, Margaret A. Megless, Patrick J. Mitchell and Dennis A. Weverka, pursuant to which each such person is entitled to participate in and receive all benefits provided to senior officers of Westbridge and to receive a severance payment upon the termination of his or her employment by the Company for reasons other than cause, as applicable. The amount of severance payable to Mr. Davidson would equal the aggregate salary and bonus paid to Mr. Davidson during the calendar year preceding any such termination of employment; provided, that if such aggregate amount is less than $400,000, then an additional amount not to exceed $400,000 minus the aggregate paid in respect of such preceding year's salary and bonus, shall be paid to Mr. Davidson based on the difference between the then current market price of the Common Stock and the exercise price of certain options to acquire Common Stock then held by Mr. Davidson. The amount of severance payable to each of Ms. Megless, Mr. Mitchell, and Mr. Weverka would equal the aggregate salary (excluding bonus) paid to such person during the calendar year preceding any such termination of employment. Pursuant to the agreement with Mr. Davidson, Mr. Davidson is employed as the President of the Company's wholly-owned subsidiary, Westbridge Marketing Corporation, for a period commencing on January 1, 1996 and ending on the fifth anniversary on such date. Effective January 1, 1997, Mr. Davidson's base salary is $262,500 per annum.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to the formation of Westbridge's Compensation Committee on May 30, 1996, Westbridge's Board of Directors determined the compensation for Westbridge's executive officers. Martin E. Kantor, who served as Chairman of the Board, Director and Chief Executive Officer of Westbridge during 1996, and James
W. Thigpen, who served as Director, President and Chief Operating Officer of Westbridge during 1996, participated in deliberations of the Board of Directors concerning executive officer compensation. See "Certain Transactions" for a description of transactions between Westbridge and Messrs. Thigpen and Kantor. Since its formation, the Compensation Committee has consisted of Messrs. Phillips (Chairman) and Garfunkel and Dr. Feinberg, all of whom are outside directors.

CERTAIN TRANSACTIONS

     As of March 25, 1997, James W. Thigpen, President and Chief Operating Officer of Westbridge, was indebted to the Company in the aggregate amount of $97,500. Such indebtedness is in the form of interest-free salary advances, the most recent of which occurred on April 1, 1991 in the amount of $70,000. Since January 1, 1996, the largest aggregate amount of indebtedness was $104,500. Mr. Thigpen has agreed to repay the full amount of this indebtedness on or prior to December 31, 1999.


     On December 13, 1995, Mr. Kantor, the Chairman of the Board and Chief Executive Officer of Westbridge, made a $1.0 million loan to Westbridge which is evidenced by a 10% Senior Note due December 22, 2002 (the "Senior Note"). In connection with the loan, Mr. Kantor received a warrant to purchase 135,501 shares of Westbridge's Common Stock at an exercise price of $7.38 per share, subject to certain adjustments (the "Warrant"). The Senior Note is subject to mandatory prepayment upon the termination of Mr. Kantor's employment with Westbridge other than for cause. Mr. Kantor's exercise of the Warrant is subject to significant restrictions, including the approval of holders of Westbridge's Common Stock and Series A Preferred Stock.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of March 7, 1997 (except as noted below), certain information with respect to the beneficial ownership of Common Stock (Westbridge's only class of voting securities) by (i) each person who is known to Westbridge to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each of Westbridge's Directors, all nominees as directors and each of the Named Executive Officers, and (iii) all Executive Officers and Directors as a group. To Westbridge's knowledge and unless otherwise noted, the persons listed below each have sole voting and investment power as to all shares indicated as owned by them. Unless otherwise indicated, the address of each stockholder listed is at Westbridge's principal place of business.

                                           NUMBER OF
NAME                                       SHARES OWNED    PERCENT
----                                       ------------    -------
President & Fellows of Harvard
  College(1)............................     594,530        8.91%
Heartland Advisors, Inc.(2).............     388,800        6.40
Edwin S. Marks(3).......................     346,100        5.70
Marvin H. Berkeley(4)...................      18,200        *
Stephen D. Davidson(4)(5)...............      67,343        1.10
Arthur W. Feinberg(4)...................      19,098        *
George M. Garfunkel(4)(6)...............     454,568        7.48
Martin E. Kantor(5)(7)..................     707,559       11.65
Peter J. Millock........................           0        *
Patrick J. Mitchell(4)(5)...............      25,270        *
Glenn O. Phillips(4)....................       7,500        *
Joseph C. Sibigtroth(4).................       8,000        *
Barry L. Stevens(8).....................       6,000        *
James W. Thigpen(4)(5)..................     142,718        2.35
Barth P. Walker(4)(9)...................      10,379        *
Dennis A. Weverka(4)(5).................      62,360        1.03
All Executive Officers and Directors as
  a group(5)(10)........................   1,748,728       28.78

---------------

  *  Less than 1%

 (1) Based upon information provided by the stockholder and represents the aggregate number of shares of Common Stock into which the shares of the Series A Preferred Stock held by such holder is convertible. Each share of Series A Preferred Stock is convertible into 118.906 shares of Common Stock. The stockholder's address is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, MA 02210-2203.

 (2) Based upon the stockholder's Schedule 13G dated February 7, 1997, the shares are held in investment advisory accounts of Heartland Advisors, Inc. Therefore, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares. The stockholder's address is 790 North Milwaukee Street, Milwaukee, Wisconsin 53202.

 (3) Based upon the stockholder's Schedule 13D dated January 21, 1997, Mr. Marks has sole voting and dispositive power with respect to 175,700 of the 346,100 total shares indicated above. Mr. Marks has shared voting and dispositive power with respect to the remaining 170,400 shares beneficially owned by Nancy A. Marks and the Marks Family Foundation. The stockholder's address is 15 Eagle Point Drive, Great Neck, New York 11024.

 (4) The number of shares beneficially owned by Messrs. Berkeley, Davidson, Feinberg, Garfunkel, Mitchell, Phillips, Sibigtroth, Thigpen, Walker and Weverka, includes: 7,000; 65,000; 7,000; 6,000; 25,000; 7,000; 7,000;
     10,000; 7,000; and 26,265 shares, respectively, subject to stock options granted and exercisable within sixty (60) days under the 1982 Plan, the 1985 Plan and the 1992 Plan.

 (5) The number of shares beneficially owned by Messrs. Davidson, Kantor, Mitchell, Thigpen and Weverka, includes: 808; 6,597; 170; 6,618; and 5,104 shares, respectively, which are owned through participation in the Company's 401(k) plan and are determined as of November 30, 1996 (the most recent date as of which such information is available).

 (6) Based upon information supplied by Mr. Garfunkel. Includes 440,408 shares beneficially owned by Mr. Garfunkel as trustee under various trusts established by Mr. Kantor and referred to in Note (7), over which Mr. Garfunkel has sole voting and investment power.

 (7) Based upon information supplied by Mr. Kantor. Mr. Kantor has sole voting and dispositive power as to the shares indicated above. Excludes 440,408 shares (7.25%) held in trusts established by Mr. Kantor for the benefit of his children and grandchildren over which he has no voting or investment power and as to which Mr. Kantor disclaims beneficial ownership.

 (8) Mr. Stevens was elected a Director effective March 27, 1997 and the information as to his beneficial ownership of Common Stock is as of such date.

 (9) Excludes 238,606 shares (3.91%) held in trusts established by Mr. Walker for the benefit of his children and grandchildren over which he has no voting or investment power and as to which Mr. Walker disclaims beneficial ownership.

(10) The number of shares owned by all Executive Officers and Directors as a group (i) includes an aggregate of 236,029 shares (3.89%) subject to stock options granted and exercisable within sixty (60) days to all Executive Officers and Directors as a group under each of the 1982 Plan, the 1985 Plan and the 1992 Plan and 25,229 shares owned through participation in the Company's 401(k) plan and (ii) excludes 6,000 shares beneficially owned by Mr. Stevens, who was elected a Director after March 7, 1997.

                            DESCRIPTION OF THE NOTES


     The Notes will be issued under an Indenture (the "Indenture") between Westbridge and First Union National Bank, as Trustee (the "Trustee"), a copy of the form of which has been filed as an Exhibit to the Registration Statement on Form S-1 (the "Registration Statement") of which this Prospectus forms a part. The following are summaries of certain terms applicable to the Notes and do not purport to be complete. The summaries are subject to, and qualified in their entirety by reference to, the provisions of the Indenture, including the definitions of certain terms. Whenever reference is made to defined terms of the Indenture, such defined terms are incorporated herein by reference.


GENERAL


     The Notes will be unsecured general obligations of Westbridge, subordinate in right of payment to certain obligations of the Company as described under "-- Subordination" and convertible into Common Stock as described under "-- Conversion of the Notes." The Notes will be limited to an aggregate principal amount of $65,000,000 ($74,750,000 if the Underwriters' over-allotment option is exercised in full), and will mature on May 1, 2004 (the "Maturity Date"). Interest on the Notes shall accrue from the date of original issuance, or from the most recent interest payment date to which interest has been paid or duly provided for, and shall be payable semi-annually in arrears on May 1 and November 1 of each year, commencing November 1, 1997 (each, an "Interest Payment Date"), or, if any such day is not a business day, on the next succeeding business day, at the rate per annum stated on the front cover of this Prospectus. Interest will be payable to the person in whose name the Notes are registered ("Holders") on April 15 and October 15 preceding each Interest Payment Date (each, a "Regular Record Date"). Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.



     Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be presented for conversion, registration of transfer and exchange at the office or agency of Westbridge maintained for that purpose in New York, New York or Newark, New Jersey. In addition, payment of interest may, at the option of Westbridge, be made by check mailed to the address of the person entitled thereto as it appears in the register of holders of Notes (the "Note Register").


     The Notes will be issued in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any transfer or exchange of Notes, but, subject to certain exceptions set forth in the Indenture, Westbridge may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The Indenture does not contain any restrictions on the payment of dividends or on the repurchase of securities by Westbridge or any financial covenants, nor does the Indenture require Westbridge to maintain any sinking fund or other reserve for the payment of the Notes.

CONVERSION OF THE NOTES

     The Notes are convertible at any time prior to the Maturity Date (subject to earlier redemption or repurchase, as described below) into shares of Common Stock at the Conversion Price, subject to adjustment under certain circumstances as described below. The right to convert Notes called for redemption will terminate at the close of business on the first business day prior to the date fixed for redemption, unless Westbridge shall default on payment of the redemption price. A Holder who surrenders a Note (or portion thereof) for conversion between the close of business on a Regular Record Date and the next Interest Payment Date will receive interest on such Interest Payment Date with respect to the Note (or portion thereof) so converted through such Interest Payment Date. Except as provided above, no payment of interest on converted Notes will be payable by Westbridge on any Interest Payment Date subsequent to the date of conversion, and no adjustment will be made upon conversion of any Note for interest accrued thereon or dividends paid on Common Stock issued.

     The Conversion Price is subject to adjustment as set forth in the Indenture upon the occurrence of certain events, including: (i) the issuance of Common Stock as a dividend or other distribution on any class of capital stock of Westbridge; (ii) a subdivision or combination of outstanding shares of Common Stock; (iii) the issuance or distribution of capital stock of Westbridge or the issuance or distribution of options, rights, warrants or convertible or exchangeable securities entitling the holder thereof to subscribe for, purchase, convert into or exchange for capital stock of Westbridge at less than the current market price of such capital stock on the date of issuance or distribution, but in each case only if such issuance or distribution is made generally to holders of Common Stock or of a class or series of outstanding capital stock convertible into or exchangeable or exercisable for Common Stock;
(iv) the dividend or other distribution to holders of Common Stock, or of a class or series of capital stock convertible into or exchangeable or exercisable for Common Stock, generally of evidences of indebtedness of Westbridge or assets (including securities, but excluding issuances, dividends and distributions referred to above, dividends and distributions in connection with the liquidation, dissolution or winding up of Westbridge and distributions of cash referred to below); and (v) distributions of cash (other than in connection with the liquidation or dissolution of Westbridge) to holders of Common Stock, or of a class or series of capital stock convertible into or exchangeable or exercisable for Common Stock, generally to the extent the amount of such cash, combined with all such cash distributions made within the preceding 12 months with respect to which no adjustment has been made exceeds 10% of Westbridge's market capitalization (being the product of the current market price of the Common Stock multiplied by the number of shares of Common Stock then outstanding) on the record date for such distribution.

     Notwithstanding the foregoing, (a) if the options, rights or warrants or convertible or exchangeable securities described in clause (iii) of the preceding paragraph are exercisable only upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur and (b) if such options, rights or warrants or convertible or exchangeable securities expire unexercised, the Conversion Price will be readjusted to take into account only the actual number of such options, rights or warrants or convertible or exchangeable securities which were exercised. In addition, the provisions of the preceding paragraph will not apply to the issuance of Common Stock upon (i) the exercise of the Company's outstanding stock options under any stock-based employee compensation plan now existing or hereafter adopted, (ii) conversion or exchange of shares of Series A Preferred Stock, conversion of the Convertible Subordinated Notes or conversion of the Notes in accordance with their terms, or (iii) exercise or conversion of warrants or convertible notes issued by the Company prior to the date of the original issuance of the Notes, unless the exercise or conversion price thereof is changed after the date of the Indenture (other than solely by operation of the anti-dilution provision thereof).

     No adjustment will be made to the Conversion Price until cumulative adjustments to the Conversion Price amount to at least 1% of the Conversion Price, as last adjusted. Except as stated above, the Conversion Price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing, or the payment of dividends on the Common Stock. Westbridge from time to time may reduce the Conversion Price if the Board of Directors of Westbridge has made a determination that such reduction would be in the best interests of Westbridge, which determination shall be conclusive.

     In the event of (i) any reclassification or change of the Common Stock or
(ii) a consolidation, merger or combination to which Westbridge is a party or a sale or conveyance to another entity of the property and assets of Westbridge as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock will be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, each Holder will have the right thereafter to convert such Holder's Notes into the kind and amount of shares of stock, other securities or other property or assets which the Holder would have owned or have been entitled to receive immediately upon such consolidation, merger, combination, sale or conveyance had such Note been converted into Common Stock immediately prior to the effective date of such reclassification, change, consolidation, merger, combination, sale or conveyance. Certain of the foregoing events may also constitute or result in a Change of Control requiring Westbridge to offer to repurchase the Notes. See "-- Repurchase at the Option of Holders Upon Change of Control."

     Fractional shares of Common Stock will not be issued upon conversion. A person otherwise entitled to a fractional share of Common Stock upon conversion will receive cash equal to the equivalent fraction of the current market price of a share of Common Stock on the business day prior to conversion.

OPTIONAL REDEMPTION BY WESTBRIDGE


     The Notes are not redeemable at the option of Westbridge prior to May 1, 2000. Thereafter, the Notes will be redeemable, in whole or from time to time in part, upon not less than 30 days' nor more than 60 days' prior notice of redemption to each Holder at such Holder's last address as it appears in the Note Register, at the redemption prices established for the Notes, together with accrued but unpaid interest, if any, to the date fixed for redemption. The redemption prices for the Notes (expressed as percentages of principal amount) are as follows:



                     FOR THE                        REDEMPTION
              12 MONTHS AFTER MAY 1,                  PRICE
              ----------------------                ----------
       2000.......................................        %
       2001.......................................        %
       2002.......................................        %
       2003 and thereafter........................        %


     If less than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are quoted or listed, or if not quoted or listed, by lot or such other method that complies with applicable legal requirements and that the Trustee shall deem fair and appropriate. The Trustee may select for redemption portions of the principal amount of Notes that have a denomination larger than $1,000. Notes and portions thereof will be redeemed in the amount of $1,000 or integral multiples of $1,000. The Trustee will make the selection from Notes outstanding and not previously called for redemption.

REPURCHASE AT THE OPTION OF HOLDERS UPON CHANGE OF CONTROL

     Upon a Change of Control, Westbridge will offer to repurchase each Holder's Notes pursuant to an offer (the "Change of Control Offer") at a purchase price equal to 100% of the principal amount of such Holder's Notes, plus accrued but unpaid interest, if any, to the date of purchase.

     A "Change of Control" means the occurrence of any of the following events after the date of the Indenture: (i) any person (including, without limitation, any "person" within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") becomes the direct or indirect beneficial owner of shares of capital stock of Westbridge representing greater than 50% of the combined voting power of all outstanding shares of capital stock of Westbridge entitled to vote in the election of directors under ordinary circumstances; (ii) the Company consolidates with or merges into any other entity and the outstanding Common Stock is changed or exchanged as a result; (iii) the Company sells, conveys, transfers or leases all or substantially all of its assets to any other entity; (iv) at any time Continuing Directors do not constitute a majority of the Board of Directors of Westbridge then in office; or (v) on any day (a "Calculation Date") the Company makes any distribution or distributions of cash, property, or securities (other than regular quarterly dividends, Common Stock, preferred stock which is substantially equivalent to Common Stock or rights to acquire Common Stock or preferred stock which is substantially equivalent to Common Stock) to holders of Common Stock, or the Company or any of its subsidiaries purchases or otherwise acquires Common Stock, and the sum of the fair market value of such distribution or purchase on the Calculation Date, plus the fair market value, when made, of all other such distributions and purchases which have occurred during the 12 month period ending on the Calculation Date, in each case expressed as a percentage of the aggregate market price of all of the shares of Common Stock outstanding at the close of business on the last day prior to the date of each such distribution or purchase, exceeds 50%. "Continuing Director" means at any date a member of Westbridge's Board of Directors (i) who is a member of such board on the date of the Indenture or (ii) who was nominated or elected by at least two-thirds of the directors who were Continuing Directors at the time of such nomination or election or whose election to Westbridge's Board of Directors was recommended or endorsed by at least two-thirds of the directors who were Continuing Directors at the time of such election under this definition. If the present Board of Directors were to approve a new director or directors and then resign, no Change of Control would occur even though the present Board of Directors would thereafter cease to be in office.

     Within 30 days after any Change of Control, unless Westbridge has previously given a notice of optional redemption by Westbridge of all of the Notes, Westbridge will give a notice of the Change of Control Offer to each Holder at such Holder's last address as it appears on the Note Register which will include: (i) a statement that a Change of Control has occurred and that Westbridge is offering to repurchase all of such Holder's Notes; (ii) a brief description of such Change of Control; (iii) the repurchase price (the "Change of Control Payment"); (iv) the expiration date of the Change of Control Offer, which must be no earlier than 30 days nor later than 60 days from the date such notice is given; (v) the date such purchase will be effected, which must be no later than 30 days after expiration date of the Change of Control Offer; (vi) a statement that unless Westbridge defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date; (vii) the Conversion Price; (viii) the name and address of the paying agent and conversion agent; (ix) a statement that Notes must be surrendered to the paying agent to collect the Change of Control Payment; and (x) any other information required by law and any other procedures that a Holder must follow in order to have such Notes repurchased.

     In the event Westbridge is required to make a Change of Control Offer, Westbridge will comply with any applicable securities laws and regulations, including, to the extent applicable, Section 14(e) of, and Rule 14e-1 and any other tender offer rules under, the Exchange Act which may then be applicable in connection with any offer by Westbridge to purchase Notes at the option of the Holders.

     Westbridge, could, in the future, enter into certain transactions, including certain recapitalizations of Westbridge, that would not constitute a Change of Control, but that would increase the amount of Senior Indebtedness (or any other indebtedness) outstanding at such time. The incurrence of significant amounts of additional indebtedness could have an adverse effect on Westbridge's ability to service its indebtedness, including the Notes. If a Change of Control were to occur, there can be no assurance that Westbridge would have sufficient funds at the time of such event to pay the Change of Control Payment for all Notes tendered by the Holders.

     Certain of Westbridge's existing and future agreements relating to its indebtedness could prohibit the purchase by Westbridge of the Notes pursuant to the exercise by a Holder of the foregoing option, depending on the financial circumstances of Westbridge at the time any such purchase may occur, because such purchase could cause a breach of certain covenants contained in such agreements. Such a breach may constitute an event of default under such indebtedness and thereby restrict Westbridge's ability to purchase the Notes. See "-- Subordination."

SUBORDINATION

     The payment of the principal of, premium, if any, and interest on the Notes will be, to the extent set forth in the Indenture, subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined below). Upon any payment or distribution of assets or securities of Westbridge to creditors upon any dissolution, winding up, liquidation, reorganization or upon an assignment for the benefit of creditors or any other marshaling of the assets and liabilities of Westbridge or upon other proceedings, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before a Holder will be entitled to (i) receive any payment in respect of the principal of or interest on the Notes or
(ii) retain any assets so paid or distributed in respect thereof. In the event that notwithstanding the foregoing, the Trustee or a Holder is entitled to receive any payment or distribution of assets or securities of Westbridge of any kind or character (excluding securities of Westbridge as reorganized or readjusted or securities of Westbridge or any other corporation provided for by a plan of reorganization or readjustment, which are subordinate in right of payment to all Senior Indebtedness to the same extent as the Notes), then such payment or distribution will be required to be paid over or delivered forthwith directly to the holders of

Senior Indebtedness or their representative(s) or the trustee(s) under any indenture pursuant to which any instruments evidencing any Senior Indebtedness may have been issued, for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay the Senior Indebtedness then due in full.

     Westbridge also may not make any payment upon or in respect of the Notes (except in such subordinated securities) if (a) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt (as herein defined) occurs and is continuing beyond any applicable period of grace, or (b) the Trustee has received a written notice (a "Payment Blockage Notice") that a nonpayment default has occurred and is continuing with respect to such Designated Senior Debt that permits such holders to accelerate its maturity of such Designated Senior Debt. Payments on the Notes shall be resumed, (i) in the case of a payment default in respect of any Designated Senior Debt, on the date on which such default is cured or waived, and (ii) in the case of a nonpayment default in respect of any Designated Senior Debt, on the earlier of (a) the date on which such nonpayment default is cured or waived, or (b) 120 days after the date on which the applicable Payment Blockage Notice is received, in each case, unless the maturity of any Designated Senior Debt has been accelerated and the Company has defaulted with respect to the payment of such Designated Senior Debt. No new period of payment blockage may be commenced within 360 days after the receipt by the Trustee of any prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 180 days. "Designated Senior Debt" as defined in the Indenture means (i) the Senior Subordinated Notes, (ii) any Senior Indebtedness under the Credit Agreement or the Guaranty Agreement relating thereto, and (iii) any other Senior Indebtedness the principal amount of which is $10.0 million or more and which has been designated by the Company as "Designated Senior Debt."

     Because of these subordination provisions, in the event of an insolvency of Westbridge, Holders may recover less, ratably, than holders of Senior Indebtedness.

     "Senior Indebtedness" as defined in the Indenture means the principal of, premium, if any, and interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Westbridge, whether or not such claim for post-petition interest is allowed in such proceeding) on (i) existing indebtedness of Westbridge which is for money borrowed (other than the Notes) or evidenced by notes or other written obligations given in connection with the acquisition of any business, properties or assets of any kind (including purchase-money obligations); (ii) obligations of Westbridge as lessee under capitalized leases and leases of property made as part of any sale and leaseback transactions; (iii) indebtedness of others of any of the kinds described in the preceding clauses (i) and (ii) assumed or guaranteed by Westbridge, including the amounts guaranteed by Westbridge under the Guaranty Agreement dated as of December 28, 1995 by Westbridge in favor of Fleet National Bank and entered into in connection with the Credit Agreement;
(iv) renewals, extensions and refundings of, and indebtedness and obligations of a successor corporation issued in exchange for or in replacement of, indebtedness or obligations of the kinds described in the preceding clauses (i) through (iii); and (v) future indebtedness of Westbridge described in clause (i) above, and renewals, extensions and refundings thereof, if the instrument creating or evidencing such future indebtedness provides that such indebtedness is superior in right of payment to the Notes. Notwithstanding the foregoing, Senior Indebtedness shall not include (a) any future indebtedness of the kind described in clause (i) above if and to the extent such indebtedness is convertible into shares of Common Stock or other equity securities of the Company, and the Notes shall rank pari passu with any such convertible indebtedness unless the instrument creating or evidencing such convertible indebtedness provides that such convertible indebtedness is junior in right of payment to the Notes or (b) indebtedness or amounts owed (except to banks and other financial institutions) for compensation to employees, or for goods or materials purchased, or services utilized, in the ordinary course of business of Westbridge or of any other person from whom such indebtedness or amount was assumed or for whom such indebtedness was guaranteed.

     The Notes are unsecured obligations of Westbridge, and, accordingly, will rank pari passu with all obligations of Westbridge that arise by operation of law or are imposed by any judicial or governmental authority. The Notes are obligations exclusively of Westbridge, and accordingly, will be effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of its subsidiaries. The right of Westbridge, and, therefore, the right of creditors of Westbridge (including Holders) to receive assets of any such subsidiary upon the liquidation or reorganization of such subsidiary or otherwise, as a practical matter, will be effectively subordinated to the claims of such subsidiary's creditors, except to the extent Westbridge is itself recognized as a creditor of such subsidiary or such other creditors have agreed to subordinate their claims to the payment of the Notes, in which case the claims of Westbridge would still be subordinate to any secured claim on the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by Westbridge.

     At February 28, 1997, Senior Indebtedness was $40.1 million. Westbridge may from time to time incur additional indebtedness constituting Senior Indebtedness. The Indenture does not restrict the incurrence of additional Senior Indebtedness by Westbridge or its subsidiaries.

MERGER AND CONSOLIDATION

     Westbridge may not consolidate with or merge into any other entity or lease, convey or transfer all or substantially all of its properties and assets to, another entity, person or entity unless (i) the successor or transferee is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia, (ii) the successor assumes the due and punctual payment of the principal of and interest on all the Notes and the performance of every covenant by Westbridge in the Indenture, (iii) after such transaction no Event of Default exists, and no event has occurred and is continuing which after notice or lapse of time or both, would become an Event of Default, and (iv) Westbridge has delivered to the Trustee an officers' certificate and an opinion of counsel as set forth in the Indenture.

DEFEASANCE


     The Indenture will provide that, on or after May 1, 2003 or at any time after a notice of redemption has been delivered to Holders, Westbridge, at its option, (a) will be discharged from any and all obligations with respect to the Notes (except for, among other things, certain obligations which include the rights of Holders of Outstanding Notes to convert the Notes into Common Stock, receive payments out of amounts deposited in trust with the Trustee in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, replacing stolen, lost or mutilated Notes, maintaining paying agencies and holding monies for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture (as described above under "Merger and Consolidation"), in each case upon the deposit with the Trustee, in trust, of money, or U.S. Government Obligations, or a combination thereof, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of, premium, if any, and interest on the Notes on the dates such payments are due in accordance with the terms of the Notes to their stated maturities or to and including a redemption date which has been irrevocably designated by Westbridge for redemption of the Notes. To exercise any such option, Westbridge is required to meet certain conditions, including delivering to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the Holders to recognize income, gain or loss for Federal income tax purposes.


EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture: (i) failure to pay principal, or premium, if any, of the Notes when due and payable at maturity, upon redemption or otherwise, whether or not such payment is prohibited by the subordination provisions of the Indenture; (ii) failure to pay any interest on any Notes when it becomes due and payable, continued for ten Business Days, whether or not such payment is prohibited by the subordination provisions of the Indenture; (iii) failure to perform any other covenant or restriction of Westbridge in the Indenture, continued for 30 days after written notice to Westbridge as provided in the Indenture; (iv) certain events of bankruptcy, insolvency or reorganization of Westbridge or any Significant Subsidiary of Westbridge; (v) failure to perform any covenant or restriction of Westbridge or its subsidiaries under any bond, debenture, note or other indebtedness for borrowed money or any mortgage, indenture or instrument under which there may be issued, secured or evidenced any indebtedness for borrowed money, which failure shall have resulted in such indebtedness in an aggregate amount exceeding $10.0 million becoming or being declared due or payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled within a period of 30 days after notice of such failure shall have been given to Westbridge, or
(vi) a judgment or order for the payment of an amount equal to at least $10.0 million is rendered against Westbridge or any subsidiary of Westbridge and is not vacated, discharged, stayed or bonded pending appeal within 30 days thereof.

     If an Event of Default occurs and is continuing, either the Trustee or Holders of at least 25% in aggregate principal amount of the outstanding Notes may accelerate the maturity of all Notes; provided, however, that if an Event of Default under clause (iv) of the definition of Event of Default occurs, all unpaid principal of, premium, if any, and interest on all outstanding Notes will automatically become due and payable without declaration or other act on the part of the Trustee or any Holders. After acceleration, but before a judgment or decree based on acceleration, Holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul the acceleration if all Events of Default, other than the nonpayment of principal amounts which became due by acceleration, have been cured or waived, and certain other payments have been made by Westbridge, as provided in the Indenture.

     No Holder will have any right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee, or for any remedy under the Indenture unless such holder previously has given to the Trustee written notice of a continuing Event of Default and unless Holders of at least 25% in aggregate principal amount of the outstanding Notes have made written requests and offered reasonable indemnity to the Trustee, to institute proceedings as trustee, and the Trustee has not received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with the request, and the Trustee has failed to institute such proceedings, within 60 days. However, these limitations do not apply to a suit instituted by a Holder for the enforcement of payment of the principal or interest on such Notes on or after the respective due dates expressed in such Notes. Holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred to the Trustee (subject to certain exceptions).

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity.

     The Trustee will, within 90 days after the occurrence of a default, mail to all Holders notice of all defaults known to it, but except in the case of a default in the payment of the principal of or interest on any of the Notes, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of such Holders. Westbridge will be required to furnish to the Trustee annually a statement of the performance by Westbridge of certain of its obligations under the Indenture and as to any default in the performance of the obligations.

MODIFICATIONS, AMENDMENTS AND WAIVERS

     Modifications and amendments of the Indenture may be made by Westbridge and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes held by persons other than affiliates of Westbridge; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, or reduce the principal amount thereof or the rate of interest thereon; (ii) change the place of payment where, or the coin or currency in which, any Note or the interest thereon is payable; (iii) impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof; (iv) modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the Holders; (v) reduce the percentage in principal amount of the Outstanding Notes, the consent of whose Holders is required for any supplement or waiver; (vi) reduce the vote of Holders necessary to waive certain defaults or compliance with certain provisions of the Indenture;

(vii) modify the provisions of the Indenture with respect to Westbridge's obligations to repurchase the Notes in a manner adverse to the Holders; or
(viii) modify the provisions of the Indenture with respect to a Holder's right to exchange or convert the Notes in a manner adverse to such Holder.

     Amendments and supplements of the Indenture may be made by Westbridge and the Trustee without the consent of any Holder, in part, (i) to evidence the succession of another corporation to the Company and the assumption by any such successor of the covenants of the Company herein and in the Notes; or (ii) to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company; or (iii) to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture which shall not be inconsistent with the provisions of this Indenture, provided such action shall not adversely affect the interests of the Holders in any material respect.

     Holders of a majority in aggregate principal amount of Outstanding Notes may on behalf of the Holders waive any past defaults, other than a default (i) in payment of the principal, premium, if any, or interest on any Notes or (ii) in respect of a covenant or provision in the Indenture which pursuant to the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Note affected.

GOVERNING LAW

     The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to such State's conflict of law principles.

TRUSTEE

     First Union National Bank will be the Trustee under the Indenture and the paying agent and registrar for the Notes. The Indenture will provide that Westbridge will indemnify the Trustee against any loss, liability or expense incurred without negligence or wilful misconduct on the part of the Trustee in connection with the acceptance or administration of the trust created by the Indenture. Westbridge and its subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide Westbridge and its subsidiaries with banking and financial services in the ordinary course of their business.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of Westbridge consists of 30,000,000 shares of Common Stock, par value $.10 per share, and 1,000,000 shares of Preferred Stock, par value $.10 per share. As of December 31, 1996, 6,039,994, shares of Common Stock and 20,000 shares of Series A Preferred Stock (with an aggregate liquidation preference of $20.0 million) were outstanding. All of the shares of Common Stock and Preferred Stock outstanding are validly issued, fully paid and nonassessable.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote per share in all matters to be voted on by the stockholders, including elections of directors, and, except as otherwise required by law or provided with respect to the Series A Preferred Stock, the holders of such shares exclusively possess all voting power. See "-- Preferred Stock -- Series A Preferred Stock." Holders of Common Stock are not entitled to cumulate their votes.

     Subject to certain preferential rights of the Series A Preferred Stock, and any other outstanding series of Preferred Stock created by the Board of Directors from time to time, holders of Common Stock are entitled to dividends and other distributions as and when declared by the Board of Directors out of assets legally available therefor, and upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock would be entitled to share equally in the distribution of all of the Company's assets. The holders of Common Stock have no preemptive rights to purchase shares of Common Stock of the Company.

     The transfer agent and registrar for the Company's Common Stock is Liberty Bank and Trust Company of Oklahoma City, National Association, 100 Broadway, Oklahoma City, Oklahoma 73102.

PREFERRED STOCK

     The Board of Directors has the authority, without action by the stockholders, to issue shares of Preferred Stock in one or more series and, within certain limitations, to determine the dividend rights, dividend rate, rights and terms of redemption, liquidation preferences, sinking fund terms, conversion and voting rights of any series of Preferred Stock, the number of shares constituting any such series, the designation thereof and the price therefor.

     The Company believes that the ability of its Board of Directors to issue one or more series of Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of Preferred Stock, as well as Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval to issue additional shares in several instances, including issuances of shares which would possess at least 20% of the voting power outstanding or represents at least 20% of the number of shares of Common Stock outstanding before such issuance.

SERIES A PREFERRED STOCK

     Set forth below is a summary of the principal terms of the Series A Preferred Stock. Such summary is qualified in its entirety by reference to the text of the Certificate of Incorporation and to the Preferred Stock Purchase Agreement, dated as of April 1, 1994 (the "Preferred Stock Purchase Agreement"), between Westbridge and the purchasers named therein, each of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and is incorporated herein by reference.

     The shares of Series A Preferred Stock are not entitled to any voting rights, except as required by law. However, if payment of dividends on the Series A Preferred Stock is in arrears for six quarterly dividend periods, holders of Series A Preferred Stock will be entitled to elect two directors to the Board of Directors of

Westbridge to serve until such time as the past-due dividends have been paid. In addition, pursuant to the terms of the Preferred Stock Purchase Agreement, the initial purchasers of the Series A Preferred Stock have received certain consent rights which remain in effect so long as one or more of the original purchasers own in the aggregate Series A Preferred Stock and Convertible Subordinated Notes having an aggregate liquidation preference and principal amount equal to at least 50.0% of the aggregate liquidation preference of Series A Preferred Stock originally issued. Such consent rights require, among other things, that Westbridge obtain the consent of original purchasers holding in the aggregate Series A Preferred Stock and Convertible Subordinated Notes representing a majority of the Series A Preferred Stock (measured by liquidation preference) and Convertible Subordinated Notes (measured by principal amount) then held by all original purchasers prior to (i) declaring or paying certain dividends, or making certain other payments or distributions, on any shares of capital stock of Westbridge other than the Series A Preferred Stock; (ii) purchasing, redeeming or retiring any shares of capital stock of Westbridge (other than Series A Preferred Stock) or any rights, options or warrants (other than the Warrants) to purchase or acquire, or other securities convertible into or exchangeable for, shares of capital stock of the Company; (iii) selling, leasing, transferring or otherwise disposing of any asset (including, without limitation, shares of capital stock or any other ownership interest in any subsidiary) other than in the ordinary course of business; (iv) issuing any shares of Common Stock or any rights, options or warrants to purchase, or other securities convertible into or exchangeable for, shares of Common Stock; provided, however, that no separate vote of the original purchasers shall be required in the case of shares of Common Stock issued, among other things, through an underwritten offering registered pursuant to the Securities Act or as consideration for the acquisition of any business or block of insurance business by the Company; (v) entering into, or permitting any subsidiary to enter into, any business which is substantially different from and/or not connected with the business in which Westbridge or any of its subsidiaries was engaged on the date of issuance of the Series A Preferred Stock; (vi) entering into certain transactions with affiliates of Westbridge, other than subsidiaries and except in the ordinary course of business and on terms no less favorable than would be obtained in arm's-length transactions between unrelated third parties; or (vii) amending the Certificate of Incorporation in such a manner as would adversely affect the preferences or rights of the Series A Preferred Stock. There are certain other exceptions to the foregoing restrictions which are set forth in the Certificate of Incorporation. Each share of Series A Preferred Stock has a liquidation preference of $1,000 per share and is entitled to receive cumulative dividends, out of funds legally available therefor, at an annual rate of 8.25%. The dividend rate is subject to a one percentage point increase if certain Events of Noncompliance (as defined in the Certificate of Incorporation) occur. Once the Event of Noncompliance has been cured, the dividend rate will revert to 8.25%. Each share of Series A Preferred Stock is convertible into 118.906 shares of Common Stock at a conversion price of $8.41 per share of Common Stock. As of March 7, 1997, the shares of Series A Preferred Stock were convertible into shares of Common Stock which, on an as converted basis, would represent approximately 27.6% of the Common Stock outstanding. The conversion price is subject to customary anti-dilution adjustments and other adjustments in the event that certain Events of Noncompliance have occurred and are continuing. The shares of Series A Preferred Stock may, at the option of Westbridge, be exchanged for that principal amount of Convertible Subordinated Notes equal to the aggregate liquidation preference of the shares to be exchanged. Westbridge is required to redeem any and all shares of Series A Preferred Stock, or any principal amount of Convertible Subordinated Notes issued in exchange therefor, outstanding on April 12, 2004 and may, on or after April 12, 1997, redeem all or any portion of the shares of Series A Preferred Stock or principal amount of Convertible Subordinated Notes then outstanding at the redemption prices set forth in the Certificate of Incorporation or the indenture relating to the Convertible Subordinated Notes, as the case may be.

     Following the offering of Notes hereby, the Company intends to call the Series A Preferred Stock for redemption at a time at which the then current market price of the Common Stock will provide an incentive to the holders of the Series A Preferred Stock to convert their shares in accordance with the terms thereof prior to any such redemption.

RESTRICTIONS ON DIVIDENDS

     The Preferred Stock Purchase Agreement provides that for so long as one or more of the original purchasers own in the aggregate Series A Preferred Stock and Convertible Subordinated Notes having an aggregate liquidation preference and principal amount equal to at least $10.0 million, then without first obtaining the consent or approval of original purchasers holding in the aggregate Series A Preferred Stock and Convertible Subordinated Notes representing a majority of the Series A Preferred Stock (measured by liquidation preference) and Convertible Subordinated Notes (measured by principal amount) then held by the original purchasers, Westbridge shall not: (i) declare or pay dividends or make any other payment or distribution, on any shares of capital stock of Westbridge other than the Series A Preferred Stock; except, that no approval or consent of the original purchasers shall be required for dividends or other distributions payable (x) in cash in an amount in any year not exceeding $0.5 million or (y) in capital stock of Westbridge. Westbridge has not paid any cash dividends on the Common Stock and does not anticipate declaring or paying cash dividends in the foreseeable future.

     The Senior Subordinated Indenture prohibits the payment of dividends and other distributions on Westbridge's capital stock (except for dividends payable on the Series A Preferred Stock and dividends payable in capital stock of Westbridge) and the purchase of capital stock (except for the redemption or exchange of the Series A Preferred Stock), unless after giving effect thereto, the aggregate amount expended for those purposes subsequent to March 15, 1995, does not exceed the sum of (i) $3.0 million, plus (ii) 50% of Westbridge's aggregate Consolidated Net Income (excluding unrealized gains and losses on securities marked to market to the extent they were included in such Consolidated Net Income) (as defined in the Senior Subordinated Indenture) for each fiscal year commencing subsequent to December 31, 1994, plus (iii) 100% of the aggregate net proceeds received by Westbridge on account of any capital stock issued by Westbridge (other than to a subsidiary) subsequent to January 1, 1995, (including the aggregate net cash proceeds received by Westbridge on disposition of any property received by Westbridge from such sales), plus (iv) 100% of the aggregate net proceeds received by Westbridge on account of any Indebtedness (as defined in the Senior Subordinated Indenture) convertible into capital stock of Westbridge issued by Westbridge (other than to a subsidiary) subsequent to January 1, 1995, (including the aggregate net cash proceeds received by Westbridge on disposition of any property received by Westbridge from such sales), to the extent such Indebtedness has been converted into such capital stock.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     Section 203 of the Delaware General Corporation Law, as amended ("Section 203"), provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an "interested stockholder" unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder," (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." Except as otherwise specified in
Section 203, an "interested stockholder" is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The Certificate of Incorporation does not exclude the Company from the restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

     The Certificate of Incorporation and By-Laws contain certain provisions relating to corporate governance and to the rights of stockholders which may be deemed to have potential anti-takeover effects in that such provisions may delay or prevent a change of control of the Company. These provisions: (i) classify the Board of Directors into three classes, each of which serve for three years, with one class being elected each year; (ii) provide that the number of directors of the Company shall be fixed by the By-Laws and may be increased or decreased from time to time in such manner as may be prescribed in the By-Laws;
(iii) require that advance notice of stockholder nominations be given in the manner provided for in the By-Laws; (iv) provide that directors may be removed only for cause and only with the approval of the holders of at least 80% of the voting power of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class; (v) require that stockholder action be taken at an annual meeting of stockholders or a special meeting of stockholders, which may be called only by the Chairman of the Board, the President or by resolution of the Board of Directors, and prohibit stockholder action by written consent; and
(vi) provide that the stockholder vote required to alter, amend, or repeal the foregoing provisions of the Certificate of Incorporation or the By-Law Amendments (as defined below), or to adopt any provision inconsistent therewith, shall be 80% of the Voting Stock, voting together as a single class.

     Further, the By-Laws contain related provisions that, among other things,
(i) provide that advance notice of stockholder nominations of directors and of stockholder proposals of business to be conducted at annual meetings of stockholders be given and that certain information be provided with respect to such nominations or proposals in the manner provided in the By-Laws; (ii) provide that the number of directors of the Company be fixed exclusively by the Board of Directors within the range established in the By-Laws; and (iii) provide that any vacancy on the Board of Directors shall be filled only by the remaining directors then in office, though less than a quorum, and that directors so appointed will serve for the remainder of the full term of the class in which the vacancy occurred rather than until the next annual meeting of stockholders.

     Although the Board of Directors has no intention at the present time of doing so, it could issue additional series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board of Directors, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the Board of Directors, including a tender offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

INSURANCE REGULATION CONCERNING CHANGE OF CONTROL

     State insurance regulatory laws intended primarily for the protection of policyholders contain provisions that require advance approval by state agencies of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed commercially domiciled) in that state. "Control" is generally presumed to exist through the ownership of 10% or more of the voting securities of a domestic insurance company or of any company which controls a domestic insurance company. In addition, many state insurance regulatory laws contain provisions that may require pre-notification to state agencies of a change in control of a nondomestic admitted insurance company in that state. While such pre-notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize the issuance of a cease and desist order with respect to the nondomestic admitted insurer if certain conditions exist such as undue market concentration. Any future transactions that would constitute a change in control of the Company would generally require prior approval by the state insurance departments of Arizona, Delaware, Mississippi and Texas and may require the pre-acquisition notification in those states which have adopted pre-acquisition notification provisions and wherein the insurers are admitted to transact business. Such requirements may deter, delay or prevent certain transactions affecting the control of or the ownership of Common Stock, including transactions that could be advantageous to the stockholders of the Company.

LIMITATION OF LIABILITY OF DIRECTORS

     The Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

     While the Certificate of Incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions of the Certificate of Incorporation described above apply to an officer of the Company only if he or she is a director of the Company and is acting in his or her capacity as director, and do not apply to officers of the Company who are not directors.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary is a general discussion of certain federal income tax consequences of purchasing, holding, converting and disposing of the Notes. This summary is based on laws, regulations, rulings and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect. This summary is presented for informational purposes only and relates only to persons who purchase the Notes pursuant to this Prospectus, who hold the Notes or shares of Common Stock issued on conversion of the Notes as "capital assets" within the meaning of section 1221 of the Code and who are United States Holders of the Notes. For purposes of this discussion a "United States Holder" means a beneficial owner of Notes that is an individual citizen or resident of the United States, a corporation or partnership organized under the laws of the United States or of any state or political subdivision thereof, an estate, trust or other person or entity the income of which is includible in gross income for tax purposes regardless of its source, or any other holder who is subject to tax on a net income basis with respect to the Notes.

     This summary does not purport to deal with all potential federal income tax considerations, does not discuss state, local or foreign tax consequences and does not cover special rules applicable to taxpayers who may fall into special classes, such as non-resident alien individuals, foreign corporations or other non-United States persons, financial institutions, insurance companies, mutual funds, subchapter S corporations, trusts, exempt institutions, broker/dealers, taxpayers who may be subject to the alternative minimum tax and taxpayers who hold the Notes as part of a hedging "straddle" or "conversion" transaction.

INTEREST

     Interest on a Note will be generally taxable to a Holder as ordinary income at the time it is paid or accrued in accordance with the Holder's method of accounting for tax purposes. The rules relating to original issue discount will not be applicable to the Notes as the issue price of the Notes will not be less than their stated redemption price at maturity.

CONVERSION OF NOTES INTO COMMON STOCK

     In general, no gain or loss will be recognized for income tax purposes on a conversion of the Notes into shares of Common Stock. Cash paid in lieu of a fractional share of Common Stock, however, will result in taxable gain (or loss), which will be capital gain (or loss) to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Note allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Note converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of an investor in Common Stock received on conversion will include the period during which the converted Note was held. Any interest deemed paid to a Holder in connection with a conversion will be taxable as ordinary income.

     Adjustment of Conversion Price. The conversion price of the Notes is subject to adjustment under certain circumstances. See "Description of Notes -- Conversion of the Notes." Pursuant to Treasury Regulations promulgated under Section 305 of the Code, a Holder may be treated as having received a constructive distribution from Westbridge, resulting in ordinary income to the extent of Westbridge's earnings and profits as of the end of the taxable year (subject to a possible dividends received deduction in the case of corporate Holders), upon an adjustment of the conversion price of the Notes if (i) the adjustment results in an increase in the Holder's proportionate interest in the assets or earnings and profits of Westbridge and (ii) the adjustment is not made pursuant to a bona fide, reasonable anti-dilution formula. An adjustment made to compensate for certain taxable distributions to holders of Common Stock would not be considered an adjustment made pursuant to such a formula. In addition, the failure to fully adjust the conversion price of the Notes to reflect distributions of stock dividends to holders of Common Stock may result in a taxable dividend to such holders of Common Stock.

     Distributions on Common Stock. Distributions on the Common Stock into which Notes have been converted will be taxable as dividends to the extent of Westbridge's current and/or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends may be eligible for the dividends received deduction in the case of Holders which are corporations, subject to applicable limitations. To the extent that the amount of any distribution exceeds Westbridge's current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Common Stock (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the Common Stock), and the balance in excess of adjusted basis will be taxed as capital gain.

DISPOSITION OF NOTES OR COMMON STOCK

     Each Holder generally will recognize gain or loss upon the sale, redemption, repurchase, retirement or other disposition of such holder's Notes measured by the difference, if any, between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the Holder's adjusted tax basis in such Notes, which generally will be the Holder's cost. Each holder of Common Stock into which the Notes are converted generally will recognize gain or loss upon the sale or other disposition of the Common Stock measured under rules similar to those described in the preceding sentence for the Notes. Special rules may apply to redemptions of Common Stock which may result in different treatment. Any such gain or loss recognized on the sale, redemption, repurchase, retirement or other disposition of a Note or share of Common Stock should be capital gain or loss and would be long-term capital gain or loss if the Notes or the Common Stock had been held for more than one year at the time of the sale or exchange. A Holder's initial basis in a Note will be the cash price paid for the Notes. Any interest payment received by a Holder in connection with a redemption, repurchase, retirement or other disposition of Notes will be taxed as ordinary income. Certain pending legislative proposal would treat as a sale or exchange the entering into of one or more transactions that tend to "hedge" the economic risks of owning stock or debt. It is not possible to predict whether any of the pending proposals will be enacted and, if enacted, what their form or effective dates may be. Potential Holders are urged to consult their tax advisors concerning these proposals.

BACKUP WITHHOLDING

     A Holder of Notes or Common Stock may be subject to "back-up withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes. These back-up withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after request, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to back-up withholding or (v) does not certify its foreign or other exempt status. A Holder who does not provide the Company with such Holder's correct TIN also may be subject to penalties imposed by the Internal Revenue Service. Any amount withheld from a payment to a Holder under the back-up withholding rules is creditable against the Holder's federal income tax liability, provided the required information is furnished to the Internal Revenue Service. Back-up withholding will not apply, however, with respect to payments made to certain Holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemption from back-up withholding is properly established. Westbridge will report to Holders of Notes and Common Stock and to the Internal Revenue Service the amount of any "reportable payments" required to be reported by Westbridge under U.S. Treasury Regulations for each calendar year and the amount of tax withheld, if any, with respect to such payments.

     THE U.S. FEDERAL INCOME TAX DISCUSSION ABOVE IS INTENDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO A PARTICULAR HOLDER. PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION TO THEM OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS RELEVANT TO THEIR PARTICULAR CIRCUMSTANCES.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement") among Westbridge and the Underwriters named below (the "Underwriters"), Westbridge has agreed to sell $65 million principal amount of the Notes to the Underwriters, and the Underwriters have severally agreed to purchase the principal amount of Notes set forth opposite their respective names in the table below.

                                                               AMOUNT OF
                        UNDERWRITER                              NOTES
                        -----------                           -----------
Forum Capital Markets L.P...................................  $32,500,000
Raymond James & Associates, Inc.............................  $32,500,000
                                                              -----------
          Total.............................................  $65,000,000
                                                              ===========

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Notes are subject to certain conditions. The Underwriters are committed to purchase all the Notes if any of the Notes are purchased.

     Westbridge has been advised by the Underwriters that the Underwriters propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such
price less a concession not in excess of      % of the principal amount of
Notes. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of      % of the principal amount of Notes to other dealers. After the commencement of this offering, the public offering price, the concessions to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

     Westbridge has granted to the Underwriters an option, expiring 45 days after the date of this Prospectus, to purchase from Westbridge up to a $9.75 million additional principal amount of Notes at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof that the Notes to be purchased by it shown in the above table bears to $65 million, and Westbridge will be obligated, pursuant to the option, to sell such additional Notes to the Underwriters. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with this offering of the Notes hereby.

     Westbridge has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the offering of the Notes hereby, including liabilities under the Securities Act, or to contribute to certain payments that the Underwriters may be required to make in respect thereof.


     The Notes have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.


     At the closing of the offering of the Notes hereby, Westbridge will sell to the Underwriters, for nominal consideration, the Underwriters' Warrants, which
will entitle the Underwriters to purchase, in the aggregate,           shares of
Common Stock at an exercise price of $          per share for a period of four
years commencing on the first anniversary of the such closing. The Underwriters' Warrants contain anti-dilution provisions providing for adjustment of the exercise price and number of securities issuable upon exercise of the Underwriters' Warrants upon the occurrence of certain events. The Underwriters' Warrants grant to the holders thereof certain rights with respect to registration under the Securities Act of the shares of Common Stock issuable upon exercise of the Underwriters' Warrants.

     Forum Capital Markets L.P., on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase shares of Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit Forum Capital Markets L.P., on behalf of the Underwriters, to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Notes and the Common Stock issuable upon the conversion thereof will be passed upon for the Company by Milbank, Tweed, Hadley & McCloy, New York, New York. Certain legal matters relating to the offering of Notes offered hereby will be passed upon for the Underwriters by Kelley Drye & Warren LLP, New York, New York and Stamford, Connecticut.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, and the financial statement schedules included in the Registration Statement, have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     Westbridge is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by Westbridge can be inspected without charge and copied upon payment of prescribed rates at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices: 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site (http://www.sec.gov) that contains electronically filed reports, proxy statements and other information regarding the Company. Reports and other information concerning Westbridge also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     Westbridge has filed with the Commission the Registration Statement under the Securities Act with respect to the offering of Notes hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to Westbridge and the offering of Notes hereby, reference is hereby made to such Registration Statement, exhibits and schedules.

                          GLOSSARY OF INSURANCE TERMS

     The following Glossary includes definitions of certain general insurance terms, as well as certain terms which relate specifically to the Company.

agent:                                                      An independent contractor representative of an insurer
                                                            licensed to sell and service the insurer's products.
amortization of DPAC:                                       Amortization of DPAC for a particular period expressed as a percentage of premiums earned for that period, all amounts determined in accordance with GAAP.
assumption reinsurance:                                     A transfer of policies from one insurance company to another where there is a novation of the existing policies and the assuming insurer is substituted for the transferring
                                                            insurer. The transferring insurer is released from any
                                                            obligations to the policyholder under the policy.
benefits:                                                   All amounts payable pursuant to the Company's policies,
                                                            including base policy benefits and the benefits payable by the Company by virtue of a return of premium rider.
claim:                                                      A demand by the policyholder for payment by the Company of a base policy benefit.
coinsurance:                                                Where two or more insurers share all losses covered by a
                                                            policy in a proportion agreed upon in advance.
commission:                                                 Compensation paid by an insurer to its agents or to brokers for placing insurance coverage with the insurer, usually
                                                            determined as a percentage of premiums earned by the insurer with respect to policies written by those agents or brokers.
copayment:                                                  The amount paid by a covered person toward a claim after the deductible has been met.
deductible:                                                 The portion of an insured loss to be borne by the insured
                                                            before he is entitled to any recovery from the insurer.
deferred policy acquisition costs (DPAC):                   An asset of an insurer, determined in accordance with GAAP, that consists of expenses incurred by the insurer that are related to, and vary with, the production of new sales. This asset consists of the portion of first-year commissions in excess of renewal commissions and certain underwriting,
                                                            policy issue and selling expenses, all of which are
                                                            capitalized and amortized over the expected term of the
                                                            policy. This asset does not exist under SAP, which require that these items be expensed in the period in which they are incurred.
first-year premiums:                                        During any fiscal period, the premiums recorded in the first
                                                            12 months following the issuance of a policy.
GAAP:                                                       Generally accepted accounting principles in the United
                                                            States.
guaranteed renewable policy:                                An insurance policy that the policyholder has the absolute right to continue in force for the duration of his life or for a specified period of time by the timely payment of
                                                            premiums. The insurer is contractually prohibited during
                                                            such period, absent policyholder agreement, from changing
                                                            any provision of a guaranteed renewable policy, other than the amount of premiums payable by the insured.
loss ratio:                                                 The sum of the Company's policyholder benefits and claims
                                                            for a particular period plus the increase in its policy
                                                            benefit reserves during that period expressed as a
                                                            percentage of its premiums earned for that period.

morbidity:                                                  The relative incidence of disease.
mortality:                                                  The relative incidence of death.
NAIC:                                                       The National Association of Insurance Commissioners, an
                                                            association of all state insurance commissioners formed to promote uniformity in regulation. Statutory accounting
                                                            practices are largely based on NAIC policies.
net annualized written premiums:                            The first-year annualized premiums attributable to policies that have been underwritten and issued by the Company.
policy:                                                     An individual contract of insurance or a certificate of
                                                            coverage issued by an insurer to a policyholder evidencing the agreement of the insurer to provide the benefit
                                                            described therein.
policyholder:                                               The individual who applies to the Company for coverage and in whose name a policy or a certificate of coverage is
                                                            issued. The policyholder will receive the benefits payable under the policy unless he assigns them to someone else or he designates a beneficiary.
policyholder benefits:                                      The total amount of benefits paid under the Company's
                                                            policies during a particular period plus the increase (or
                                                            minus the decrease) in its unpaid claim reserves (including the IBNR claim reserves and the ICOS claim reserves).
premiums:                                                   The amount payable to an insurer by its policyholders in
                                                            consideration of the coverage period under its insurance
                                                            policies.
recapture:                                                  The action of a ceding insurance company taking back from a reinsurer insurance previously ceded.
reinsurance:                                                The acceptance by one or more insurers, of a portion or all of the risk underwritten by another insurer.
renewal premiums:                                           During any fiscal period, the premiums recorded from and
                                                            after the 13th month following the issuance of a policy.
statutory accounting practices (SAP):                       Accounting practices prescribed or permitted by the relevant state insurance regulatory authorities.
statutory capital and surplus:                              The amount remaining after all of an insurer's liabilities as of a particular date are subtracted from all of its
                                                            assets as of that date, all amounts determined in accordance with SAP.
submitted annualized premiums:                              The first-year annualized premiums attributable to policies submitted to the Company for underwriting.
surplus:                                                    The amount by which admitted assets exceed liabilities and paid-in capital, all amounts as determined in accordance
                                                            with SAP.
underwriting:                                               An insurer's process of reviewing an application for
                                                            insurance coverage, deciding whether and on what basis to
                                                            award all or part of the coverage requested, and determining the applicable premium; also refers to the granting of such coverage.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets as of December 31, 1996 and
  1995......................................................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 1996, 1995 and 1994..........................  F-4
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1995 and 1994..........................  F-5
Consolidated Statements of Changes in Stockholders'
  Equity....................................................  F-7
Notes to Consolidated Financial Statements..................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors
and Stockholders of
Westbridge Capital Corp.

     In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Westbridge Capital Corp. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICE WATERHOUSE LLP
PRICE WATERHOUSE LLP

Dallas, Texas
March 14, 1997

                            WESTBRIDGE CAPITAL CORP.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1995
                                                              --------    --------
Investments:
  Fixed maturities:
     Available-for-sale, at market value (amortized cost
      $90,370 and $83,160)..................................  $ 91,947    $ 86,780
  Equity securities, at market..............................     1,596         539
  Investment in Freedom Holding Company, on the equity
     basis..................................................        --       6,173
  Mortgage loans on real estate.............................       658         639
  Investment real estate....................................        --         141
  Policy loans..............................................       282         285
  Short-term investments....................................     7,722      14,946
                                                              --------    --------
          Total Investments.................................   102,205     109,503
  Cash......................................................     1,013       2,013
  Accrued investment income.................................     1,889       1,711
  Receivables from agents, net of $1,729 and $1,187
     allowance for doubtful accounts........................    18,311      16,706
  Deferred policy acquisition costs.........................    83,871      56,977
  Leasehold improvements and equipment, at cost, net of
     accumulated depreciation and amortization of $4,211 and
     $3,905.................................................     1,311       1,590
  Other assets..............................................    12,116      12,499
                                                              --------    --------
          Total Assets......................................  $220,716    $200,999
                                                              ========    ========

         LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

Liabilities:
  Policy liabilities and accruals:
     Future policy benefits.................................  $ 54,204    $ 46,620
     Claims.................................................    39,186      39,063
                                                              --------    --------
                                                                93,390      85,683
Accumulated policyholders' funds............................       393         373
Other liabilities...........................................     8,171      11,226
Deferred income taxes.......................................    10,299       5,841
Notes payable...............................................    21,210      15,807
Senior subordinated notes, net of unamortized discount, due
  2002......................................................    19,350      19,264
                                                              --------    --------
          Total Liabilities.................................   152,813     138,194
                                                              --------    --------
Redeemable Preferred Stock..................................    20,000      20,000
                                                              --------    --------
Stockholders' Equity:
  Common stock, ($.10 par value, 30,000,000 shares
     authorized; 6,039,994, and 5,992,458 shares issued)....       604         599
  Capital in excess of par value............................    29,226      29,208
  Unrealized appreciation of investments carried at market
     value, net of tax......................................     1,057       2,593
  Retained earnings.........................................    17,186      10,575
                                                              --------    --------
                                                                48,073      42,975
  Less -- Aggregate of shares held in treasury and
     investment by affiliate in Westbridge Capital Corp.
     common stock (28,600 at December 31, 1996 and 1995, at
     cost)..................................................      (170)       (170)
                                                              --------    --------
          Total Stockholders' Equity........................    47,903      42,805
                                                              --------    --------
Commitments and contingencies:
          Total Liabilities, Redeemable Preferred Stock and
           Stockholders' Equity.............................  $220,716    $200,999
                                                              ========    ========

   The accompanying notes are an integral part of these financial statements.

                            WESTBRIDGE CAPITAL CORP.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  YEAR ENDED DECEMBER 31,
                                                            -----------------------------------
                                                              1996         1995         1994
                                                            ---------    ---------    ---------
Revenues:
  Premiums:
     First-year...........................................  $  61,843    $  34,774    $  15,111
     Renewal..............................................     94,937       85,319       83,592
                                                            ---------    ---------    ---------
                                                              156,780      120,093       98,703
     Net investment income................................      8,736        7,421        5,764
     Fee and service income...............................      9,534        2,327        1,728
     Net realized gain on investments.....................         96          182          320
     Other income.........................................         --            9           31
                                                            ---------    ---------    ---------
                                                              175,146      130,032      106,546
                                                            ---------    ---------    ---------
Benefits, claims and expenses:
  Benefits and claims.....................................     94,187       70,465       53,623
  Amortization of deferred policy acquisition costs.......     22,907       11,553        9,711
  Commissions.............................................      7,919       11,359       11,224
  General and administrative expenses.....................     27,123       21,926       16,847
  Taxes, licenses and fees................................      5,951        4,101        3,230
  Interest expense........................................      4,462        2,432        3,067
                                                            ---------    ---------    ---------
                                                              162,549      121,836       97,702
                                                            ---------    ---------    ---------
Income before income taxes, equity in earnings of Freedom
  Holding Company and extraordinary item..................     12,597        8,196        8,844
Provision for income taxes................................      4,410        2,813        2,764
Equity in earnings of Freedom Holding Company.............         74          348          345
                                                            ---------    ---------    ---------
Income before extraordinary item..........................      8,261        5,731        6,425
Extraordinary loss from early extinguishment of debt......         --          407           --
                                                            ---------    ---------    ---------
          Net income......................................      8,261        5,324        6,425
Preferred stock dividends.................................      1,650        1,650        1,190
                                                            ---------    ---------    ---------
Income applicable to common stockholders..................  $   6,611    $   3,674    $   5,235
                                                            =========    =========    =========
Earnings Per Common Share:
  Primary:
     Income before extraordinary item.....................  $    1.08    $    0.70    $    1.13
     Extraordinary item...................................         --        (0.07)          --
                                                            ---------    ---------    ---------
          Net earnings....................................  $    1.08    $    0.63    $    1.13
                                                            =========    =========    =========
  Fully Diluted:
  Income before extraordinary item........................  $    0.97    $    0.70    $    1.03
  Extraordinary item......................................         --        (0.05)          --
                                                            ---------    ---------    ---------
          Net earnings....................................  $    0.97    $    0.65    $    1.03
                                                            =========    =========    =========
Weighted Average Shares Outstanding:
  Primary.................................................  6,131,000    5,836,000    4,617,000
                                                            =========    =========    =========
  Fully Diluted...........................................  8,540,000    8,204,000    6,267,000
                                                            =========    =========    =========

   The accompanying notes are an integral part of these financial statements.

                            WESTBRIDGE CAPITAL CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              1996         1995        1994
                                                            ---------    --------    --------
Cash Flows From Operating Activities:
  Net income applicable to common stockholders............  $   6,611    $  3,674    $  5,235
  Adjustments to reconcile net income applicable to common
     stockholders to cash provided by (used for) operating
     activities:
     Increase (decrease) in policy liabilities and
       accruals...........................................      2,995      (5,194)     (6,700)
     Amortization of deferred policy acquisition costs....     22,907      11,553       9,711
     Increase in deferred income taxes....................      3,708       2,610         905
     Additions to deferred policy acquisition costs.......    (45,138)    (23,279)    (12,582)
     Depreciation expense.................................        497         486         325
     Increase in receivables from agents..................     (1,371)     (9,353)     (2,403)
     Decrease (increase) in other assets..................      2,402      (2,902)     (6,257)
     Equity in earnings of Freedom Holding Company........        (74)       (348)       (345)
     Net realized gain on investments.....................        (96)       (182)       (320)
     (Decrease) increase in other liabilities.............     (3,353)      2,548       1,013
     Other, net...........................................       (422)       (900)        798
                                                            ---------    --------    --------
Net Cash Used For Operating Activities....................    (11,334)    (21,287)    (10,620)
                                                            ---------    --------    --------
Cash Flows From Investing Activities:
  Acquisition of Freedom Holding Company..................     (3,970)         --          --
  Acquisition of NFIC and AICT............................         --          --     (20,178)
  Proceeds from investments sold:
     Fixed maturities, classified as held-to-maturity,
       called or matured..................................         --       2,629       4,357
     Fixed maturities, classified as available-for-sale,
       called or matured..................................      8,529         468       1,544
     Fixed maturities, classified as available-for-sale,
       sold...............................................     49,340       6,585       7,275
     Short-term investments sold or matured...............    155,877      15,058      45,020
     Other investments sold or matured....................        556         136          98
     Cost of investments acquired.........................   (203,849)    (23,629)    (50,039)
     Notes receivable from related parties................         --          --       1,381
     Additions to leasehold improvements and equipment,
       net of retirements.................................       (218)       (861)       (976)
                                                            ---------    --------    --------
Net Cash Provided By (Used For) Investing Activities......      6,265         386     (11,518)
                                                            ---------    --------    --------
Cash Flows From Financing Activities:
  Effective issuance of senior subordinated debentures, at
     par..................................................         --          --       5,000
  Redemption of senior subordinated debentures............         --     (25,000)         --
  Issuance of redeemable preferred stock..................         --          --      20,000
  Issuance of subordinated notes..........................         --      19,200          --
  Issuance of notes payable...............................     16,144      15,807          --
  Issuance of common stock................................        140      10,108         395
  Issuance of common stock warrants.......................         --          74          --
  Purchase and cancellation of common stock...............       (125)       (146)       (534)
  Repayment of notes payable..............................    (12,090)         --          --
                                                            ---------    --------    --------
Net Cash Provided By Financing Activities.................      4,069      20,043      24,861
                                                            ---------    --------    --------
(Decrease) Increase In Cash During Period.................     (1,000)       (858)      2,723
Cash At Beginning Of Period...............................      2,013       2,871         148
                                                            ---------    --------    --------
Cash At End Of Period.....................................  $   1,013    $  2,013    $  2,871
                                                            =========    ========    ========
Supplemental Disclosures of Cash Flow Information:
  Cash paid during the year for:
     Interest.............................................  $   3,861    $  2,336    $  2,678
     Income taxes.........................................  $     982    $    960    $  2,090

   The accompanying notes are an integral part of these financial statements.

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES:

     In the second quarter of 1996, the Company purchased the remaining outstanding capital stock of an insurance holding company that it did not already own, for a cash purchase price of $6.3 million. This purchase resulted in the Company receiving assets and assuming liabilities as follows:

Assets......................................................  $13,542,000
Liabilities.................................................  $ 5,780,000

     Adjustments to reconcile net income to cash used for operating activities in the Company's Consolidated Statements of Cash Flows exclude increases relating to the acquired assets and liabilities of this insurance holding company. Accordingly, these adjustments do not correspond to the changes in the related line items on the Company's Consolidated Balance Sheets.

     The Company purchased the outstanding capital stock of a health insurer and its subsidiary in the second quarter of 1994 for a cash purchase price of $20.1 million. This purchase resulted in the Company receiving assets and assuming liabilities as follows:

Assets......................................................  $61,293,000
Liabilities.................................................  $72,199,000

     The Company also purchased a block of Supplemental Health insurance in the first quarter of 1994. This purchase resulted in the Company disbursing investments and assuming liabilities as follows:

Investments.................................................  $   545,000
Policy Liabilities..........................................  $ 2,625,000

   The accompanying notes are an integral part of these financial statements.

                            WESTBRIDGE CAPITAL CORP.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                        CAPITAL      UNREALIZED
                                                       IN EXCESS    APPRECIATION                                      TOTAL
                                                          OF       (DEPRECIATION)   RETAINED                      STOCKHOLDERS'
                                   SHARES     AMOUNT   PAR VALUE   OF INVESTMENTS   EARNINGS   SHARES   AMOUNT       EQUITY
                                  ---------   ------   ---------   --------------   --------   ------   -------   -------------
Balance at January 1, 1994......  4,273,467    $427     $19,483       $   205       $ 1,666    28,600   $ (170)      $21,611
Net income......................                                                      6,425                            6,425
Preferred stock dividend........                                                     (1,190)                          (1,190)
Unrealized depreciation of
  investments...................                                         (352)                                          (352)
Issuance of shares under stock
  option plans..................    219,648      22         373                                                          395
Shares purchased and cancelled
  under stock option plans......    (62,657)     (6)       (528)                                                        (534)
                                  ---------    ----     -------       -------       -------    ------   -------      -------
Balance at December 31, 1994....  4,430,458     443      19,328          (147)        6,901    28,600     (170)       26,355
Net income......................                                                      5,324                            5,324
Preferred stock dividend........                                                     (1,650)                          (1,650)
Unrealized appreciation of
  investments...................                                        2,740                                          2,740
Issuance of shares under stock
  option plans..................     85,300       8         230                                                          238
Issuance of shares from an
  underwritten public
  offering......................  1,500,000     150       9,720                                                        9,870
Shares purchased and cancelled
  under stock option plans......    (23,300)     (2)       (144)                                                        (146)
Issuance of stock warrants......                             74                                                           74
                                  ---------    ----     -------       -------       -------    ------   -------      -------
Balance at December 31, 1995....  5,992,458     599      29,208         2,593        10,575    28,600     (170)       42,805
Net income......................                                                      8,261                            8,261
Preferred stock dividend........                                                     (1,650)                          (1,650)
Unrealized depreciation of
  investments...................                                       (1,536)                                        (1,536)
Issuance of shares under stock
  option plans..................     62,965       6         134                                                          140
Issuance of restricted shares...                              8                                                            8
Shares purchased and cancelled
  under stock option plans......    (15,429)     (1)       (124)                                                        (125)
                                  ---------    ----     -------       -------       -------    ------   -------      -------
Balance at December 31, 1996....  6,039,994    $604     $29,226       $ 1,057       $17,186    28,600   $ (170)      $47,903
                                  =========    ====     =======       =======       =======    ======   =======      =======

   The accompanying notes are an integral part of these financial statements.

                            WESTBRIDGE CAPITAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

     PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Westbridge Capital Corp. ("the Company"), and its wholly-owned subsidiaries, National Foundation Life Insurance Company ("NFL"), Freedom Life Insurance Company of America ("FLICA"), National Financial Insurance Company ("NFIC"), American Insurance Company of Texas ("AICT"), Freedom Holding Company ("FHC"), Foundation Financial Services, Inc. ("FFS"), Westbridge Marketing Corporation ("WMC"), Westbridge Financial Corp. ("Westbridge Financial"), Westbridge Printing Services, Inc. ("WPS"), Precision Dialing Services, Inc. ("PDS"), Westbridge National Life Insurance Company ("WNL"), Flex-Plan Systems, Inc. ("FPS"), Westbridge Funding Corporation ("WFC"), (formerly known as National Legal Services Company, Inc.), Senior Benefits, LLC ("Senior Benefits") and American Senior Security Plans, LLC ("ASSP"). The consolidated financial statements also include the accounts of the Company's 80%-owned subsidiary Health Care-One Marketing Group, Inc. ("Health Care Marketing") as well as its 51%-owned subsidiary, LifeStyles Marketing Group, Inc. ("LifeStyles Marketing") and its 50%-owned subsidiary, Health Care-One Insurance Agency, Inc. ("Health Care-One"). The Company's decision to consolidate the accounts of Health Care-One is based on the extent to which the Company exercises control over Health Care-One. The Company has agreed to provide 100% of the financing required to support the marketing efforts of Health Care-One and also has significant input in its management. All significant intercompany accounts and transactions have been eliminated.

     NATURE OF OPERATIONS. The Company, through its subsidiaries and affiliates, markets medical expense and supplemental health insurance products and managed care health plans in 41 states. The major underwritten product lines currently being marketed by the Company are Medical Expense Products and Critical Care and Specified Disease Products. In the past, the Company also underwrote a significant amount of Medicare Supplement Products. The Company also markets certain managed care health plans which are underwritten by health maintenance organizations ("HMOs") and other non-affiliated managed care organizations.

     ACCOUNTING PRINCIPLES AND REGULATORY MATTERS. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). These principles differ from statutory accounting principles, which must be used by NFL, FLICA, NFIC and AICT (together, the "Insurance Subsidiaries"), when reporting to state insurance departments. The Insurance Subsidiaries are subject to oversight by insurance regulators of Delaware, Mississippi, Texas and other states in which they are authorized to conduct business. These regulators perform triennial examinations of the statutory financial statements and, as a result, may propose adjustment to such statements.

     INVESTMENTS. In 1994, the Company's fixed maturity portfolio was segregated into two components: fixed maturities held-to-maturity and fixed maturities available-for-sale. During 1995, the Company's held-to-maturity portfolio was reclassified as available-for-sale; therefore, fixed maturities available-for-sale are carried at market value. Changes in aggregate unrealized appreciation or depreciation on fixed maturities available for sale are reported directly in stockholders' equity, net of applicable deferred income taxes. Equity securities (common and nonredeemable preferred stocks) are carried at market value. The Company's 40% equity investment in FHC was accounted for on the equity basis (i.e., cost adjusted for equity in post-acquisition earnings and amortization of excess cost) in 1995 and on a consolidated basis for the period subsequent to the acquisition of the remaining 60% of FLICA's parent FHC on May 31, 1996. Changes in market values of equity securities, after deferred income tax effects, are reflected as unrealized appreciation or depreciation directly in stockholders' equity and, accordingly, have no effect on current operations. Mortgage loans on real estate and policy loans are carried at the unpaid principal balance. Accrual of interest income ceases when loans are ninety days or more past due. Foreclosed assets are carried at the lower of fair value or unpaid principal balance, less necessary costs to effect foreclosure. Realized gains and losses on sales of investments are recognized in current operations on the specific identification basis.

                            WESTBRIDGE CAPITAL CORP.

     DEFERRED POLICY ACQUISITION COSTS ("DPAC"). Policy acquisition costs consisting of commissions and other policy issue costs, which vary with and are primarily related to the production of new business, are deferred and amortized over periods not to exceed the estimated premium-paying periods of the related policies. Also included in deferred policy acquisition costs is the cost of insurance purchased on acquired business. The amortization of these costs is based on actuarially estimated future premium revenues, and the amortization rate is adjusted monthly to reflect actual experience. Projected future levels of premium revenue are estimated using assumptions as to interest, mortality, morbidity and withdrawals consistent with those used in calculating liabilities for future policy benefits.

     LEASEHOLD IMPROVEMENTS AND EQUIPMENT. Leasehold improvements and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of equipment is computed using the straight-line method over the estimated useful lives (three to seven years) of the assets. Leasehold improvements are amortized over the estimated useful lives of the related assets or the period of the lease, whichever is shorter. Maintenance and repairs are expensed as incurred and renewals, and betterments which materially extend the useful life of the underlying assets are capitalized.

     FUTURE POLICY BENEFITS AND CLAIMS. Liabilities for future policy benefits not yet incurred are computed primarily using the net level premium method including actuarial assumptions as to investment yield, mortality, morbidity and withdrawals.

     Claims represent the estimated liabilities on claims reported plus claims incurred but not yet reported. These liabilities are subject to the impact of future changes in claim experience and, as adjustments become necessary, they are reflected in current operations.

     RECOGNITION OF REVENUE. Life insurance and accident and health premiums are recognized as revenue when received. Benefits and expenses are associated with related premiums so as to result in a proper matching of revenues with expenses. Fee and service income and investment income are recognized when earned.

     USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     INCOME TAXES. The Company records income taxes based on the asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future tax consequence of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

     EARNINGS PER SHARE. Primary net income per share of Common Stock is determined by dividing net income, less dividends on the issued and outstanding shares of Series A Preferred Stock, by primary weighted-average shares outstanding. Fully diluted net income per share is computed by dividing net income before dividends by fully diluted weighted average shares outstanding, which assumes conversion of the Series A Preferred Stock. At the December 31, 1994, the Series A Preferred Stock was convertible at $8.75 per share, resulting in 2,285,720 additional shares. The additional average shares outstanding were measured from the April 12, 1994 issue date, through December 31, 1994. At December 31, 1995, as a result of the February 28, 1995 Common Stock issuance, the conversion price was adjusted to $8.41 per share resulting in 2,378,120 additional shares.

     RECLASSIFICATIONS. Certain reclassifications have been made to 1995 and 1994 amounts in order to conform to 1996 financial statement presentation.

                            WESTBRIDGE CAPITAL CORP.

NOTE 2 -- INVESTMENTS

     Major categories of investment income are summarized as follows (in thousands):

                                           YEAR ENDED DECEMBER 31,
                                          --------------------------
                                           1996      1995      1994
                                          ------    ------    ------
Fixed maturities........................  $6,607    $6,542    $5,064
Mortgage loans on real estate...........      62        71        83
Short-term investments..................     513       250       489
Interest on receivables from agents.....   1,201       400        --
Other...................................     584       424       308
                                          ------    ------    ------
                                           8,967     7,687     5,944
  Less: Investment expenses.............     231       266       180
                                          ------    ------    ------
  Net investment income.................  $8,736    $7,421    $5,764
                                          ======    ======    ======

     Realized gains (losses) on investments are summarized as follows (in thousands):

                                          YEAR ENDED DECEMBER 31,
                                          ------------------------
                                           1996     1995     1994
                                          ------    -----    -----
Fixed maturities........................   $(146)    $185     $320
Equities................................     238       --       --
Short-term investments..................      --       (3)      --
Other long-term investments.............       4       --       --
                                           -----     ----     ----
Realized gains on investments...........   $  96     $182     $320
                                           =====     ====     ====

     Unrealized appreciation on investments reflected directly in stockholders' equity is summarized as follows (in thousands):

                                             YEAR ENDED
                                            DECEMBER 31,
                                          -----------------
                                           1996       1995
                                          -------    ------
Balance at beginning of year............  $ 2,593    $ (147)
Unrealized (depreciation) appreciation,
  net of tax, on fixed maturities
  available-for-sale....................   (1,328)    2,735
Unrealized (depreciation) appreciation,
  net of tax, on equity securities and
  other investments.....................     (208)        5
                                          -------    ------
Balance at end of year..................  $ 1,057    $2,593
                                          =======    ======

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (the "Statement"). This Statement requires all debt securities and certain equity securities to be classified in three categories and accounted for as follows:

- Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

                            WESTBRIDGE CAPITAL CORP.

- Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

     The Company does not engage in "trading" of securities, and accordingly, all of the applicable investments have been categorized as held-to-maturity securities or as available-for-sale securities at December 31, 1994 and as available-for-sale securities at December 31, 1996 and 1995.

     In accordance with the Statement, the cumulative effect of recording the difference between estimated market value and amortized cost at January 1, 1994 of securities classified as available-for-sale to a separate component of stockholders' equity has been treated as a change in accounting principle and no restatement of prior year financial statements has been made. Additionally, in accordance with the statement, all investments categorized as held-to-maturity were transferred to the available-for-sale category at December 31, 1995.

     Estimated market values represent the closing sales prices of marketable securities. Estimated market values are based on the credit quality and duration of marketable securities deemed comparable by the Company, which may be of another issuer.

     The amortized cost and estimated market values of investments in fixed maturities as of December 31, 1996 and 1995, are summarized by category as follows (in thousands):

                                                         GROSS         GROSS       ESTIMATED
                                          AMORTIZED    UNREALIZED    UNREALIZED     MARKET
           AVAILABLE-FOR-SALE               COST         GAINS         LOSSES        VALUE
           ------------------             ---------    ----------    ----------    ---------
U.S. Government and governmental
  agencies and authorities..............   $12,813       $  227         $ 53        $12,987
States, municipalities, and political
  subdivisions..........................       518           --           --            518
Finance companies.......................    24,545          487          159         24,873
Public utilities........................    10,818          215           17         11,016
Mortgage-backed securities..............    12,950          234           63         13,121
All other corporate bonds...............    28,376          879          173         29,082
Certificates of deposit.................       350           --           --            350
                                           -------       ------         ----        -------
Balance at December 31, 1996............   $90,370       $2,042         $465        $91,947
                                           =======       ======         ====        =======

                                                         GROSS         GROSS       ESTIMATED
                                          AMORTIZED    UNREALIZED    UNREALIZED     MARKET
           AVAILABLE-FOR-SALE               COST         GAINS         LOSSES        VALUE
           ------------------             ---------    ----------    ----------    ---------
U.S. Government and governmental
  agencies and authorities..............   $23,365       $1,226         $  8        $24,583
States, municipalities, and political
  subdivisions..........................     1,510          122           --          1,632
Mortgage-backed securities..............    10,756          390           71         11,075
Public utilities........................     8,241          519           60          8,700
Finance companies.......................    18,224          719          198         18,745
All other corporate bonds...............    20,764        1,236          255         21,745
Certificates of deposit.................       300           --           --            300
                                           -------       ------         ----        -------
Balance at December 31, 1995............   $83,160       $4,212         $592        $86,780
                                           =======       ======         ====        =======

                            WESTBRIDGE CAPITAL CORP.

     The amortized cost and estimated market value of investments in available-for-sale fixed maturities as of December 31, 1996, are shown below, in thousands, summarized by year to maturity. Mortgage-backed securities are listed separately. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                       ESTIMATED
                                          AMORTIZED     MARKET
                                            COST         VALUE
                                          ---------    ---------
Due in one year or less.................   $ 2,585      $ 2,602
Due after one year through five years...    25,131       25,395
Due after five years through ten
  years.................................    29,131       29,621
Due after ten years.....................    20,573       21,208
Mortgage-backed securities..............    12,950       13,121
                                           -------      -------
                                           $90,370      $91,947
                                           =======      =======

     A summary of unrealized appreciation reflected directly in stockholders' equity at December 31, 1996 and 1995, on investments in fixed maturities available-for-sale, is as follows (in thousands):

                                              YEAR ENDED
                                             DECEMBER 31,
                                          ------------------
                                           1996       1995
                                          -------    -------
Amortized cost..........................  $90,370    $83,160
Estimated market value..................   91,947     86,780
                                          -------    -------
Excess of market value to amortized
  cost..................................    1,577      3,620
Estimated tax...........................      552      1,267
                                          -------    -------
Unrealized appreciation, net of tax.....  $ 1,025    $ 2,353
                                          =======    =======

     Proceeds from sales of investments in fixed maturity securities were $57,869,000 in 1996 and $9,682,000 in 1995. Gross gains of $793,000 and gross losses of $697,000 were realized on 1996 investment sales. Gross gains of $255,000 and gross losses of $73,000 were realized on 1995 investment sales. The specific identification method is utilized to determine realized gains and losses on sales of investments.

     Included in fixed maturities at December 31, 1996 and 1995, are high-yield, unrated or less than investment grade corporate debt securities comprising less than 1.5% and 0.7% of total cash and invested assets at December 31, 1996 and 1995, respectively.

     Securities on deposit with insurance regulators in accordance with statutory requirements at December 31, 1996 and 1995 had a par value totaling $21,870,000 and $19,920,000, respectively.

     In connection with the Credit Agreement (see NOTE 6 -- FINANCING ACTIVITIES, Credit Agreement), the Company has funds that are restricted as to withdrawal and as to use for current operations consisting of cash of $0.3 million and short-term investments of $4.9 million as of December 31, 1996. These balances are held as collateral for the amounts borrowed under the Credit Agreement.

NOTE 3 -- ACQUISITIONS

  ACQUISITION OF REMAINING INTEREST OF FHC

     On May 31, 1996, the Company completed the acquisition of the 60% of Freedom Holding Company ("FHC") it did not already own. FHC is a holding company which owns 100% of FLICA, a Mississippi domiciled insurer licensed in 34 states. The purchase price was $6.3 million in cash, and the transaction was accounted for under the purchase method. Prior to the acquisition, the Company accounted for its 40%

                            WESTBRIDGE CAPITAL CORP.

investment in FHC using the equity method. The Company's portion of FHC's earnings prior to the acquisition in 1996 accounted for using the equity method was $74,000 in 1996, $348,000 in 1995 and $345,000 in 1994. The Company received a $120,000 dividend in 1995 from FHC.

     Beginning June 1, 1996, the results of operations of FHC have been reflected in the Company's Consolidated Statements of Operations and of Cash Flows. The present value of future profits associated with the purchase are being amortized in relation to premium revenues over the remaining life of the business. At the time of the acquisition, the Company, through an insurance subsidiary, reinsured the majority of business underwritten by FLICA. Subsequent to the acquisition of the remaining interest of FHC, the coinsurance agreements between FLICA and NFL were cancelled. The acquisition did not have a material pro-forma impact on operations.

  ACQUISITION OF NFIC AND AICT

     On April 12, 1994, Westbridge consummated the acquisition (the "Acquisition") of all of the outstanding capital stock of NFIC and its wholly-owned subsidiary AICT. The purchase price for the Acquisition approximated $20.1 million, and was paid in cash. The Acquisition was accounted for under the purchase method and, accordingly, the operating results of NFIC and AICT have been included in the consolidated operating results since the date of Acquisition.

     During 1995, the Company revised the assumptions used in calculating the future policy benefits and claims liabilities for NFIC and AICT. These changes resulted in a net purchase accounting adjustment of approximately $13.4 million.

     The funds used to acquire NFIC and AICT were provided by the issuance of Series A Preferred Stock (see NOTE 8).

     The following summary, prepared on a pro-forma basis, combines the consolidated results of operations of NFIC and AICT with the operations of the Company, after including the impact of certain adjustments, such as amortization of deferred acquisition costs, dividends on the Series A Preferred Stock, and factually supportable expense reductions resulting from the consolidation of administrative operations. The following results assume the Acquisition occurred as of the beginning of the respective period.

                            PRO-FORMA FINANCIAL DATA
                  (IN THOUSANDS, EXCEPT SHARE DATA; UNAUDITED)

                                             YEAR ENDED
                                            DECEMBER 31,
                                                1994
                                            ------------
Total Revenues..........................      $115,466
Income applicable to common
  stockholders..........................         5,483
Net income per common share:
  Primary...............................      $   1.19
  Fully diluted.........................      $   1.03

     The pro-forma financial information is presented for informational purposes only and is not necessarily indicative of what actually would have occurred if the Acquisition had been in effect for the entire period presented. In addition, the pro-forma financial information is not intended to be a projection of future results.

                            WESTBRIDGE CAPITAL CORP.

  ACQUISITION OF A BLOCK OF CANCER AND SPECIFIED DISEASE INSURANCE BUSINESS

     On February 8, 1994, NFL completed its purchase of a block of Critical Care and Specified Disease Insurance from Dixie National Life Insurance Company. The purchase price for the block was $2,125,000. This acquisition has been accounted for using the purchase method of accounting.

NOTE 4 -- MARKETING OPERATIONS

  LIFESTYLES MARKETING GROUP, INC. JOINT VENTURE

     In September 1987, NFL consummated an agency contract with LifeStyles Agency of Arlington, Texas ("LifeStyles Marketing") granting its agency force the exclusive right, subject to territorial production requirements, to sell NFL's Medical Expense Products developed in 1987 and 1988. During the second quarter of 1988, the Company agreed with the owners of LifeStyles Marketing to restructure the insurance agency as a joint venture. Under the terms of the definitive agreement consummated in November 1988, WMC, a wholly-owned subsidiary of the Company, holds a 51%-voting interest in the entity, LifeStyles Marketing.

     The Company provides financing to LifeStyles Marketing in its expansion efforts. LifeStyles Marketing's revenues and expenses during 1996 approximated $13,295,000 and $12,373,000, respectively. Revenues and expenses were $9,115,000 and $8,397,000 in 1995 and $7,246,000 and $7,130,000 in 1994, respectively. Of the revenues received, $11,098,000 were derived from NFL in the form of commission income on insurance products sold for NFL during 1996, $7,664,000 in 1995 and $5,561,000 in 1994. Through December 31, 1996, the Company had loaned LifeStyles Marketing approximately $5,193,000 in the form of advances which accrue interest at prime plus 1%. Prime equaled 8.25% at December 31, 1996. These advances will be repaid in the future through positive cash flows generated from renewal commissions, from advanced commissions from non-affiliated insurance carriers, and if and when profits are recognized from continuing operations.

     Under the terms of the joint venture agreement, profits and losses of LifeStyles Marketing are to be allocated 50% to WMC and 50% to the minority shareholders. However, because of the Company's voting and financial control, the operations of the joint venture are consolidated with the Company's operations and, accordingly, all significant intercompany accounts and transactions are eliminated.

     The minority interest share of pre-tax income recognized by the Company is $247,000 at December 31, 1996. The Company had, prior to 1996 recognized 100% of the cumulative losses of LifeStyles Marketing. During 1996, those cumulative losses were fully recovered through earnings.

  SENIOR BENEFITS, LLC

     In November 1993, the Company acquired a 50% ownership interest in Senior Benefits. In June 1996, the Company acquired the remaining 50% ownership interest in Senior Benefits. Senior Benefits' revenue and expenses were $1,593,000 and $1,358,000 during 1996, and $1,005,000 and $1,105,000 during 1995 and $278,000 and $547,000 during 1994, respectively. Senior Benefits primarily markets Medicare Supplement products for NFL and began marketing products in late 1996 for non-affiliated insurance carriers. Of the revenues received, $770,000 were derived from NFL in the form of commission income on insurance products sold during 1996 ($982,000 in 1995 and $271,000 in 1994.) Through December 31, 1996, the Company had loaned Senior Benefits approximately $579,000 in the form of working capital advances. These advances will be repaid in the future through positive cash flows generated from renewal commissions, from advanced commissions from non-affiliated insurance carriers, and if and when profits are recognized from continuing operations.

                            WESTBRIDGE CAPITAL CORP.

  HEALTH CARE-ONE INSURANCE AGENCY, INC.

     In 1995, the Company formed a joint venture and holds a 50% interest in Health Care-One, which markets insurance products for non-affiliated insurance carriers. The Company is providing financing to Health Care-One during the start-up phase of operations. Health Care-One's revenue and expenses were $4,365,000 and $4,121,000 respectively, in 1996. Health Care-One's operations were not significant in 1995. Through December 31, 1996, the Company had loaned Health Care-One approximately $1,230,000 in the form of first-year commission advances. These advances will be repaid in the future through positive cash flows generated from renewal commissions, from advanced commissions from non-affiliated insurance carriers, and if and when profits are recognized from continuing operations. The minority interest in pre-tax income subject to profit-sharing and recognized by the Company is $44,000 at December 31, 1996.

  HEALTH CARE-ONE MARKETING GROUP, INC.

     In February 1996, the Company formed a joint venture and holds an 80% ownership interest in Health Care Marketing. Health Care Marketing commenced operations in March 1996. Health Care Marketing's operations were not significant in 1996. The Company will advance money to Health Care Marketing to fund operations. These advances will be repaid in the future through positive cash flows generated from renewal commissions, from advanced commissions from non-affiliated insurance carriers, and if and when profits are recognized from continuing operations.

NOTE 5 -- FUTURE POLICY BENEFITS

     Future policy benefits have been calculated using assumptions (which generally contemplate the risk of adverse deviation) for withdrawals, interest, mortality and morbidity appropriate at the time the policies were issued. The more material assumptions pertinent thereto are as follows:

LIFE PRODUCTS

Withdrawals Standard industry tables are used for issues through 1975. Company experience is used for issues subsequent to 1975.

Interest Level 4% for issues through 1965; level 4.5% for 1966 through 1969 issues, and 6% graded to 4.5% in 25 years for 1970 through 1981 issues. Issues for 1982 through 1987 are 10% graded to 7% at year
              10. ART issues in 1988 and later are 8.5% for 5 years graded to 7.5% in year 20. Participating policies are 4.5% for issues through 1965; 5% for 1966 through 1969 issues, and graded from 6% to 5% in 25 years for issues subsequent to 1969; 1995 and later issues are 6% level.

Mortality     Based on modifications of the 1955-1960 Select and Ultimate Basic
              Tables and, for certain issues from 1975 through 1981, modifications of the 1958 CSO. Issues for 1981 through 1994 use modifications of the 1965-1970 Select and Ultimate Basic Tables.
              Issues subsequent to 1994 use modifications of the 1975-1980
              Ultimate Basic Tables.

ACCIDENT AND HEALTH PRODUCTS

Withdrawals   Issues through 1980 are based on industry experience; 1981 through
              1996 issues are based on industry experience and Company experience, where available. Policies acquired in acquisitions are based on recent experience of the blocks acquired.

Interest Issues through 1980 are 6% graded to 4.5% in 25 years; most 1981 through 1992 issues are 10% graded to 7% in 10 years except for certain NationalCare and Supplemental Hospital Income issues which are 8% graded to 6% in 8 years and LifeStyles Products which are 9% graded to 7%

                            WESTBRIDGE CAPITAL CORP.

             in 10 years. 1993 and later issues are 7% level. Policies acquired from AII in 1992 are 6.4% level. Policies acquired from LHI in 1993 and DNL in 1994 are 6% level. Policies acquired in the Acquisition of NFIC and AICT are 7% level.

Mortality    Issues through 1980 use the 1955-1960 Ultimate Table; issues subsequent to 1980 through 1992 use the 1965-1970 Ultimate Table.
             1993 and later issues use the 1975-1980 Ultimate Table. Policies acquired in acquisitions use the 1965-1970 Ultimate Table.

Morbidity    Based on industry tables published in 1974 by Tillinghast, Nelson and Warren, Inc., as well as other population statistics and morbidity studies.

NOTE 6 -- FINANCING ACTIVITIES

  COMMON STOCK OFFERING

     On February 28, 1995, the Company issued 1,500,000 shares of its Common Stock in an underwritten public offering. The Shares of Common Stock were issued at a price of $7.00 per share, less an underwriting discount of $.42 per share. As a result of the issuance of the Common Stock, the conversion rate of the Series A Preferred Stock has been adjusted. The Series A Preferred Stock is now convertible into 2,378,120 shares of Common Stock at a conversion price of $8.41 per share.

  SUBORDINATED NOTES

     On February 28, 1995, the Company issued $20,000,000 aggregate principal amount of its 11% Senior Subordinated Notes due 2002 (the "Notes") in an underwritten public offering. The Notes were issued at par, less an underwriting discount of 4%.

     The Company may redeem the Notes at any time on or after March 1, 1998, upon 30-days written notice, at par plus accrued interest. Following the death of any holder of the Notes and the request for repayment, the Company will repay such holder's Notes at par plus accrued interest. The Company is not obligated to redeem more than $50,000 in principal amount per holder per calendar year or in aggregate for all holders more than $250,000 in principal amount per calendar year. The Notes contain certain covenants which limit the Company's ability to,
(i) incur certain types of indebtedness, (ii) pay dividends or make distributions to holders of the Company's equity securities, or (iii) consolidate, merge, or transfer all or substantially all of the Company's assets. The Notes also contain covenants which require the Company to maintain,
(i) a minimum amount of liquid assets, (ii) a minimum consolidated net worth, and (iii) a minimum fixed charge ratio.

  SUBORDINATED DEBENTURES

     In March 1986, the Company completed a public offering of 25,000 Units consisting of $25 million principal amount of 11.70% Senior Subordinated Debentures due 1996 (the "Debentures") and warrants to purchase 800,000 shares of the Company's Common Stock (the "Warrants") at $12.25 per share. The Warrants expired unexercised on March 15, 1991.

     In August 1987, NFL purchased, in an open market transaction, $5 million par value of the Debentures. For GAAP reporting purposes, the purchased Debentures were no longer treated as part of the Company's consolidated debt.

     In February 1994, NFL sold at par value, to an unrelated party, the $5 million par value of the Debentures held in its portfolio. This transaction has been accounted for, on a consolidated basis as an issuance of debt.

     Concurrent with the Common Stock and Note offerings, on February 29, 1995, the Company placed funds in escrow sufficient to cover all remaining principal and interest payments on its outstanding 11.7%

                            WESTBRIDGE CAPITAL CORP.

Senior Subordinated Debentures due 1996, which were called for redemption on March 30, 1995. The redemption price was par plus accrued interest. This redemption prior to scheduled maturity resulted in a loss from early extinguishment of debt. The loss related to amortization of the remaining original issue discount and write-off of deferred financing costs, offset in part by interest earned on the funds in escrow. This loss is reported as an extraordinary item on the accompanying statement of operations.

  SENIOR NOTE

     On December 22, 1995, the Company issued a $1 million principal amount 10% Senior Note due 2002 (the "Senior Note") to the Chairman of the Board of Directors, a related party. The Senior Note was issued at par. In connection with the Senior Note issuance, the Company also issued a Common Stock purchase Warrant for 135,501 shares of Common Stock at an exercise price of $7.38 per share.

     Interest payments on the Senior Note prior to the third anniversary of the commencement date are added to the principal amount of the Senior Note. Subsequent to the third anniversary date, interest payments on the accumulated interest and principal are due on a semi-annual basis. The Senior Note may be prepaid in whole or in part without premium or penalty. Following the death of the holder of the Senior Note and request for payment, the Company will repay the Senior Note within one year of notification provided that the Company is, or, after giving effect to such prepayment would not be in default under any Senior Indebtedness.

  CREDIT ARRANGEMENT

     The Company has a $20 million Credit Agreement (the "Agreement") which is secured by receivable balances from insurance agents which expires on January 7, 1998. A commitment fee of 1/2 of 1% is applied against the unused portion. At the Company's option, interest under the Agreement may be based on prime rate or LIBOR plus an applicable margin. The rate in effect at December 31, 1996, was approximately 8.5%. The Company had approximately $11.6 million outstanding under the Agreement at December 31, 1996. The Agreement required the Company, among other things, to maintain minimum levels of statutory surplus, tangible net worth and certain minimum financial ratios. (See discussion of restricted funds in NOTE 2 -- INVESTMENTS).

  CEDING ALLOWANCE PAYABLE

     In connection with a Coinsurance Funds Withheld Reinsurance Agreement (see
NOTE 13), $8.6 million in ceding allowance is due to a reinsurer at December 31, 1996. This amount is repaid, inclusive of interest at 12.5%, as statutory profits emerge on the reinsured block of business. The policies covered by this Agreement are subject to recapture at any time, at the option of the Company, upon repayment of the then outstanding ceding allowance and payment of the applicable recapture fee.

                            WESTBRIDGE CAPITAL CORP.

NOTE 7 -- CLAIM RESERVES

     The following table provides a reconciliation of the beginning and ending claim reserve balances, on a gross-of-reinsurance basis, for 1996, 1995 and 1994, to the amounts reported in the Company's balance sheet (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1996       1995       1994
                                                        -------    -------    -------
Balance at January 1 (Gross)..........................  $39,063    $41,387    $12,794
  Less: reinsurance recoverables......................    3,419      1,457         65
                                                        -------    -------    -------
Net balance at January 1..............................   35,644     39,930     12,729
Incurred related to:
  Current year........................................   80,821     67,239     59,830
  Prior years.........................................   14,242      2,698     (1,381)
                                                        -------    -------    -------
          Total incurred..............................   95,063     69,937     58,449
                                                        -------    -------    -------
Current year reserves acquired........................      788         --     33,032
Paid related to:
  Current year........................................   68,199     46,755     42,919
  Prior years.........................................   25,297     27,468     10,655
  Current year acquired business......................      269         --     10,706
                                                        -------    -------    -------
          Total paid..................................   93,765     74,223     64,280
                                                        -------    -------    -------
Balance at December 31................................   37,730     35,644     39,930
  Plus: reinsurance recoverables......................    1,456      3,419      1,457
                                                        -------    -------    -------
Balance at December 31 (Gross)........................  $39,186    $39,063    $41,387
                                                        =======    =======    =======

NOTE 8 -- REDEEMABLE PREFERRED STOCK

     On April 12, 1994, the Company issued 20,000 shares of Series A Cumulative Convertible Redeemable Exchangeable Preferred Stock (the "Series A Preferred Stock"), at a price of $1,000 per share. The Series A Preferred Stock was issued in a private placement and was subsequently registered with the Securities and Exchange Commission under a registration statement which was declared effective in October 1994. The following summarizes the significant terms of the Series A Preferred Stock:

     - Liquidation preference of $1,000 per share.

     - Cumulative annual dividend rate of 8.25%, subject to increase upon non-compliance by the Company with certain restrictions.

     - At December 31, 1994, the Series A Preferred Stock was convertible by the holders thereof into the 2,285,720 shares of the Company's Common Stock at a conversion price of $8.75 per share. As a result of the Common Stock offering in 1995, the conversion price was adjusted to $8.41 per share. The Series A Preferred Stock were convertible into 2,378,120 shares of Common Stock as of December 31, 1995 and 1996.

     - On or after April 12, 1995, the Series A Preferred Stock may, at the option of the Company, be exchanged for an amount of Convertible Subordinated Notes due April 12, 2004, equal to the aggregate liquidation preference of the Series A Preferred Stock being exchanged. The Convertible Subordinated Notes would bear interest at 8.25% and be convertible into Common Stock at a price of $8.41 per share, in each case, subject to certain adjustments.

                            WESTBRIDGE CAPITAL CORP.

     - The Company is required to redeem all shares of Series A Preferred Stock, or any Convertible Subordinated Notes outstanding on April 12, 2004.

     - The Company may redeem any and all shares of Series A Preferred Stock outstanding on or after April 12, 1997.

     In connection with the issuance of the Series A Preferred Stock, the placement agent was granted a warrant to purchase 120,000 shares at $8.75 per share, subject to certain adjustments. As a result of the February 28, 1995 Common Stock issuance, the conversion price of the Warrant was adjusted to $8.41 per share.

NOTE 9 -- DEFERRED POLICY ACQUISITION COSTS

     A summary of DPAC by major product line of insurance follows (in thousands):

                                   1996                 1995                1994
                             -----------------    ----------------    ----------------
                                      ACCIDENT            ACCIDENT            ACCIDENT
                                        AND                 AND                 AND
                             LIFE      HEALTH     LIFE     HEALTH     LIFE     HEALTH
                             -----    --------    ----    --------    ----    --------
Balance at beginning of
  year.....................  $ 205    $ 56,772    $ 31    $ 58,623    $ 36    $28,318
Deferrals:
  Commissions..............    430      39,423     122      16,517       2      7,465
  Issue costs..............     63       5,222      30       6,484       3      1,535
                             -----    --------    ----    --------    ----    -------
                               698     101,417     183      81,624      41     37,318
Cost of insurance
  purchased................     --       4,663      --         126      --     31,006
Purchase accounting
  adjustment...............     --          --      --     (13,403)     --         --
Amortization expense.......   (129)    (22,778)     22     (11,575)    (10)    (9,701)
                             -----    --------    ----    --------    ----    -------
Balance at end of year.....  $ 569    $ 83,302    $205    $ 56,772    $ 31    $58,623
                             =====    ========    ====    ========    ====    =======

     The cost of insurance purchased in 1996 is related to the acquisition of the remaining 60% ownership interest in FHC and its wholly-owned insurance subsidiary, FLICA, which was not previously owned by the Company. This amount is being amortized in relation to premium revenue over the remaining life of the business. Interest accrues on the unamortized balance at 7% per year. Amortization of this cost of insurance purchased was approximately $346,000 in 1996, net of interest accretion of $180,000.

     The cost of insurance purchased in 1994 is related to the purchase of NFIC and AICT and is being amortized in relation to premium revenues over the remaining life of the business. Interest accrues on the unamortized balance at 7% per year. Amortization of this cost of insurance purchased was approximately $1.8 million, $2.3 million and $3 million in 1996, 1995 and 1994, respectively, net of interest accretion of $0.5 million, $1.3 million and $1.5 million.

     During 1995, the Company recorded purchase accounting adjustments to the allocation of the purchase price of NFIC and AICT as these adjustments fell within the allocation period following the acquisition, in accordance with Statement of Financial Accounting Standard No. 38 "Accounting for Preacquisition Contingencies of Purchased Enterprises."

     The estimated amortization of the cost of insurance purchased is 15% to 20% of each years' beginning balance for a period of five years subsequent to the date of acquisition.

                            WESTBRIDGE CAPITAL CORP.

NOTE 10 -- INCOME TAXES

     The provision for income taxes is calculated as the amount of income taxes expected to be payable for the current year plus (or minus) the deferred income tax expense (or benefit) represented by the change in the deferred income tax accounts at the beginning and end of the year. The effect of changes in tax rates and federal income tax laws are reflected in income from continuing operations in the period such changes are enacted.

     The tax effect of future taxable temporary differences (liabilities) and future deductible temporary differences (assets) are separately calculated and recorded when such differences arise. A valuation allowance, reducing any recognized deferred tax asset, must be recorded if it is determined that it is more likely than not that such deferred tax asset will not be realized.

     The Company and its wholly-owned subsidiaries, other than NFIC, AICT and FLICA, file a consolidated federal income tax return. NFIC, AICT and FLICA file separate federal income tax returns.

     The provision for (benefit from) U.S. federal income taxes charged to continuing operations was as follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1996      1995      1994
                                                           ------    ------    ------
Current..................................................  $ (804)   $1,032    $1,581
Deferred.................................................   5,214     1,781     1,183
                                                           ------    ------    ------
Total provision for income taxes.........................  $4,410    $2,813    $2,764
                                                           ======    ======    ======

     Provision has not been made for state and foreign income tax expense since such expense is minimal.

     The differences between the effective tax rate and the amount derived by multiplying the income before income tax expense by the Federal income tax rate for the Company's last three years follow:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                              1996    1995    1994
                                                              ----    ----    ----
Statutory tax rate..........................................    34%     34%     34%
Small life insurance company deduction calculated as a
  percentage of life insurance company income...............    --      --      (5%)
Unutilized loss carryforwards of non-life companies.........    --      --       2%
Equity earnings of unconsolidated subsidiary................    --      (1%)    (1%)
Other items, net............................................     1%     --      --
                                                              ----    ----    ----
Effective tax rate..........................................    35%     33%     30%
                                                              ====    ====    ====

                            WESTBRIDGE CAPITAL CORP.

     Deferred taxes are recorded for temporary differences between the financial reporting basis and the federal income tax basis of the Company's assets and liabilities. The sources of these differences and the estimated tax effect of each are as follows (in thousands):

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1995
                                                              -------    -------
Deferred Tax Liabilities:
  Deferred policy acquisition costs.........................  $18,581    $ 8,683
  Invested assets...........................................      231        604
  Unrealized gain on investments............................      553      1,300
  Other deferred tax liabilities............................    1,822      1,950
                                                              -------    -------
          Total deferred tax liability......................   21,187     12,537
                                                              -------    -------
Deferred Tax Assets:
  Policy reserves...........................................    7,196      3,296
  Net operating loss carryforwards..........................    8,296      6,960
  Tax credit carryforwards..................................       11         11
  Other deferred tax assets.................................      263      1,307
  Valuation allowance.......................................   (4,878)    (4,878)
                                                              -------    -------
          Total deferred tax asset..........................   10,888      6,696
                                                              -------    -------
Net deferred tax liability..................................  $10,299    $ 5,841
                                                              =======    =======

     A valuation allowance has been provided for 1996 and 1995, respectively, for the tax effect of a portion of the non-life loss carryovers since it is more likely than not that such benefits will not be realized.

     Under the provisions of pre-1984 life insurance tax regulations, NFL was taxed on the lesser of taxable investment income or income from operations, plus one-half of any excess of income from operations over taxable investment income. One-half of the excess (if any) of the income from operations over taxable investment income, an amount which was not currently subject to taxation, plus special deductions allowed in computing the income from operations, were placed in a special memorandum tax account known as the policyholders' surplus account. The aggregate accumulation in the account at December 31, 1996, approximated $2.5 million. Federal income taxes will become payable on this account at the then current tax rate when and to the extent that the account exceeds a specific maximum, or when and if distributions to stockholders, other than stock dividends and other limited exceptions, are made in excess of the accumulated previously taxed income. The Company does not anticipate any transactions that would cause any part of the amount to become taxable and, accordingly, deferred taxes which would approximate $875,000, have not been provided on such amount.

     At December 31, 1996, NFL has approximately $12,782,000 in its shareholders surplus account from which it could make distributions to the Company without incurring any federal tax liability. The amount of dividends which may be paid by NFL to the Company is limited by statutory regulations.

     At December 31, 1996, the Company and its wholly-owned subsidiaries have aggregate net operating loss carryforwards of approximately $24,411,000 and $13,619,000 for regular tax and alternative minimum tax purposes, respectively, which expire in 2001 through 2011.

NOTE 11 -- STATUTORY CAPITAL AND SURPLUS

     Under applicable Delaware law, NFL must maintain minimum aggregate statutory capital and surplus of $550,000. Under applicable Texas law, NFIC and AICT must each maintain minimum aggregate statutory

                            WESTBRIDGE CAPITAL CORP.

capital and surplus of $1.4 million. Under Mississippi law, FLICA is required to maintain minimum statutory capital and surplus of $1 million. The State of Georgia requires licensed out-of-state insurers to maintain minimum capital of $1.5 million, and the Commonwealth of Kentucky requires minimum surplus of $2 million. These levels are higher than the requirements of any other states in which the Insurance Subsidiaries are currently licensed. Accordingly, the minimum aggregate statutory capital and surplus which NFL, NFIC and AICT must each maintain is $3.5 million. FLICA must maintain a minimum of $4 million. At December 31, 1996, aggregate statutory capital and surplus for NFL, NFIC, AICT and FLICA was $14.4 million, $7.8 million, $8.2 million and $14.9 million, respectively. Statutory net income (loss) for NFL, NFIC, AICT and FLICA for the year ended December 31, 1996, was $1.7 million, $(2.2) million, $(0.1) million and $7 million, respectively. FLICA through its parent FHC, is wholly-owned by NFL, and AICT is wholly-owned by NFIC. Accordingly, statutory capital and surplus of the parent includes the statutory capital and surplus of the respective subsidiary.

     Dividend payments from Westbridge's principal Insurance Subsidiaries are regulated by the insurance laws of their domiciliary states. NFL is domiciled in Delaware. Under the Delaware Insurance Code, an insurer domiciled in Delaware may not declare or pay a dividend or other distribution from any source other than "earned surplus" without the state insurance commissioner's prior approval. "Earned surplus" is defined as an amount equal to the unassigned funds of an insurer as set forth on its most recent statutory annual statement, including all or part of the surplus arising from unrealized capital gains or revaluation of assets. NFIC and AICT are domiciled in Texas. An insurer domiciled in Texas may pay dividends only out of "surplus profits arising from its business" to the extent of net gains from operations, not including realized capital gains, for the twelve month period ending as of the preceding December 31. Moreover, insurers domiciled in either Delaware or Texas may not pay "extraordinary dividends" without first providing the state insurance commissioner with 30-days prior notice, during which time such commissioner may disapprove the payment. An "extraordinary dividend" is defined as a dividend whose fair market value together with that of other dividends made within the preceding 12-months exceeds the greater of (a) ten percent of the insurer's surplus as regards policyholders as of the preceding December 31 or (b) the net gain from operations of such insurer, not including realized capital gains, for the 12-month period ending on the preceding December 31. FLICA is domiciled in Mississippi. Under Mississippi Insurance Regulations, an insurer domiciled in Mississippi may pay dividends limited to the lessor of 10% of statutory capital and surplus or 100% of the statutory net income for the preceding year unless prior written approval of the Commissioner is obtained. In September 1994, NFL paid to Westbridge an "extraordinary dividend" in the amount of $2 million. With respect to ordinary dividends payable by an insurer domiciled in Delaware, notice of any dividend must be provided to the state insurance commissioner within five business days following the declaration thereof and at least ten days prior to the payment thereof.

     As of December 31, 1996, NFL is precluded from paying dividends during 1997 without prior regulatory approval due to negative statutory "earned surplus" as a result of historical statutory losses. For the foreseeable future, NFL has agreed to seek the approval of the Delaware insurance commissioner prior to making any dividend payments. As of December 31, 1996, NFIC and AICT are precluded from paying dividends during 1997 without prior regulatory approval due to statutory losses for the year ended December 31, 1996. FLICA has the ability to pay NFL, without prior regulatory approval, $1,480,000 in dividends during 1997, none of which has been paid.

     In Delaware, Mississippi and Texas, the state insurance commissioner reviews the dividends paid by each insurer domiciled in such commissioner's state at least once each year to determine whether they are reasonable in relation to the insurer's surplus as regards policyholders and quality of earnings. The state insurance commissioner may issue an order to limit or disallow the payment of ordinary dividends if such commissioner finds the insurer to be presently or potentially financially distressed or troubled.

                            WESTBRIDGE CAPITAL CORP.

     In December 1990, the Company and NFL entered into an agreement under which NFL issued a surplus certificate to the Company in the principal amount of $2,863,000 in exchange for $2,863,000 of the Company's assets. The unpaid aggregate principal under the surplus certificate bears interest at an agreed upon rate not to exceed 10% and is repayable, in whole or in part, upon (i) NFL's surplus exceeding $7,000,000, exclusive of any surplus provided by any reinsurance agreements, and (ii) NFL receiving prior approval for repayment from the Delaware State Insurance Commissioner. During 1993 and 1994, NFL received such approval and repaid $2,086,000 to the Company. No principal payments were made in 1995 or 1996. The unpaid aggregate principal under this surplus certificate was $777,000 as of December 31, 1996 and 1995.

     The statutory financial statements of the Insurance Subsidiaries are prepared using accounting methods which are prescribed or permitted by the insurance department of the respective companies' state of domicile. Prescribed statutory accounting practices include a variety of publications of the NAIC as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company employed no permitted statutory accounting practices that individually or in the aggregate materially affected statutory surplus or risk-based capital at December 31, 1996 or 1995.

NOTE 12 -- EMPLOYEE BENEFIT PLANS

     The Company applies ABP Opinion No. 25 and related interpretations in accounting for its stock options plans, which are described below. Accordingly, no compensation cost has been recognized for its qualified stock option plans. If compensation cost for the Company's stock option plans had been determined based on the estimated market value at the grant dates for awards under those plans consistent with the method provided by SFAS No. 123, the Company's net income and earnings per share would have been reflected by the following pro forma amounts for the year ended December 31, 1996 and 1995:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1996          1995
                                                              ----------    ----------
Net income, as reported.....................................  $8,261,000    $5,324,000
Net income, pro forma.......................................  $8,037,000    $5,270,000
Primary earnings per share, as reported.....................  $     1.08    $     0.63
Primary earnings per share, pro forma.......................  $     1.04    $     0.62
Fully diluted earnings per share, as reported...............  $     0.97    $     0.65
Fully diluted earnings per share, pro forma.................  $     0.94    $     0.64

     The market value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants during the year ended December 31, 1996 and 1995:

Dividend yield..............................................         0%
Expected volatility.........................................     70.00%
Risk-free rate of return....................................      5.80%
Expected life...............................................  5.0 years

     The Company adopted, as of July 1, 1982, an employee incentive stock option plan (the "ISO Plan"). The ISO Plan authorizes the Company's Board of Directors to issue to key full-time employees of the Company, or any of its subsidiaries, non-transferrable options to purchase up to 580,000 (as adjusted to give effect for stock dividends paid in 1983) shares, in the aggregate, of the Company's Common Stock. Options granted under the ISO Plan are intended to qualify as either "incentive stock options" under Section 422A of the Internal Revenue Code of 1986, as amended (the "Code"), or as non-qualified stock options as defined under the Code. The ISO Plan provides that the option price per share will be no less than the estimated

                            WESTBRIDGE CAPITAL CORP.

market value for a share of the Company's Common Stock on the date of grant. To date, all option prices have been equal to the estimated market value of the stock on the date of grant. The ISO plan also provides that shares available upon the exercise of options granted under the ISO Plan may be paid for with cash or by tendering shares of Common Stock owned by optionee(s), or a combination of the foregoing. All vested options outstanding are exercisable for a period not to exceed ten years from the date the option was granted, except that no option becomes exercisable until at least one year after its grant. In addition, the ISO Plan provides that no one owning 10% of the total combined voting power of all classes of the Company's stock, or of the stock of any subsidiary, is eligible to be awarded options under the ISO Plan.

     The Company also adopted, as of September 5, 1985, a second employee stock option plan (as amended, the "1985 Plan"). The 1985 Plan provides for the granting, to eligible employees of the Company or its subsidiaries, of stock options to purchase up to a total of 200,000 shares of the Company's Common Stock. Options granted under the 1985 Plan are treated as "non-qualified stock options" for purposes of the Code and the option price per share shall not be less than 90% of the estimated market value of the Company's Common Stock on the date of grant. All options outstanding are exercisable within seven years from the date the option was granted, except that no option is exercisable until at least one year after its grant.

     A third employee stock option plan was adopted as of March 26, 1992 (as amended, the "1992 Plan"). The 1992 Plan provides for the granting, to eligible employees of the Company or its subsidiaries, of stock options to purchase up to a total of 300,000 shares of the Company's Common Stock. Options granted under the 1992 Plan are treated as "non-qualified stock options" for purposes of the Code and the option price per share shall not be less than 90% of the estimated market value of the Company's Common Stock on the date of grant. All options outstanding are exercisable within seven years from the date the option was granted, except that no option is exercisable until at least one year after its grant.

     On April 19, 1996, the Company adopted a Restricted Stock Plan (the "1996 Plan"). This 1996 Plan provides for the granting of up to 1,000,000 shares of Common Stock subject to certain restrictions and adjustments. The restricted shares are subject to vesting requirements ("the restriction period") ranging from six months for non-employee directors to sixty months for employees or other authorized grantees. During the restriction period, the grantee may not sell, assign, transfer, pledge, encumber or otherwise dispose of or hypothecate such an award. Upon satisfaction of the vesting schedule and any other applicable restrictions, terms or conditions, the grantee will be entitled to receive the shares. There were no awards or grants of restricted shares during 1996 to employees. Non-employee directors were granted a total of 6,000 restricted shares during 1996.

                            WESTBRIDGE CAPITAL CORP.

     Information regarding the Company's stock option plans is summarized as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                        1996       1995        1994
                                                       -------    -------    --------
Options outstanding at beginning of year.............  411,994    375,294     554,917
Options granted during the year:
  Price granted at $5.40.............................       --    116,000          --
  Price granted at $5.60.............................       --      6,000          --
  Price granted at $6.84.............................       --         --       5,000
  Price granted at $7.20.............................       --         --       5,000
  Price granted at $7.65.............................       --         --      25,000
  Price granted at $7.71.............................       --         --       5,000
  Price granted at $8.25.............................    4,000         --          --
Options exercised during the year:
  Price ranging from $1.88 to $5.18..................  (62,965)   (85,300)   (219,623)
Options canceled during the year:
  Price ranging from $1.88 to $5.40..................  (16,500)        --          --
                                                       -------    -------    --------
  Options outstanding at end of year.................  336,529    411,994     375,294
                                                       =======    =======    ========

     At December 31, 1996, options for 76,529 shares were exercisable under the stock options plans at a price ranging from $1.88 to $2.50 and options for 256,000 shares were exercisable at a price ranging from $5.18 to $7.71. Also, at December 31, 1996, 1995 and 1994, options for 10,000, 6,000 and 128,000 shares, respectively, remained available for future grant under the plans.

     In September 1986, the Company established a retirement savings plan for its employees. The plan permits all employees who have been with the Company for at least one year to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The plan allows employees to defer up to 3% of their salary with partially matching discretionary Company contributions determined by the Company's Board of Directors. Employee contributions are invested in any of five investment funds at the discretion of the employee. Company contributions are in the form of the Company's Common Stock. The Company's contributions to the plan in 1996, 1995 and 1994 approximated $102,000, $79,000, and $98,000, respectively.

NOTE 13 -- REINSURANCE

     The Insurance Subsidiaries cede insurance to other insurers and reinsurers on both life and accident and health business. Reinsurance agreements are used to limit maximum losses and provide greater diversity of risk. The Company remains liable to policyholders to the extent the reinsuring companies are unable to meet their treaty obligations. Total accident and health premiums of $4,063,000, $2,807,000, and $1,703,000, were paid to reinsurers in 1996, 1995, and 1994, respectively. Face amounts of life insurance in force approximated $86,978,000, $43,441,000 and $21,814,000 at December 31, 1996, 1995 and 1994,
respectively. No life insurance was reinsured as of December 31, 1996, 1995 and 1994, respectively.

     The Company, through NFL and FLICA, entered into a 90% Coinsurance Funds Withheld Reinsurance Agreement (the "Agreement") effective July 1, 1996 on the inforce Critical Care and Specified Disease business. The Agreement provided an initial ceding commission of $10.5 million, of which $8.4 million was received in cash. This ceding commission allowance will be repaid, inclusive of interest at 12.5%, as statutory profits emerge from the reinsured block of business. For the year ended December 31, 1996, the repayment approximated $1.9 million. The ceding allowance payable at December 31, 1996, totaled $8.6 million, (see NOTE
6). The Company must maintain in trust, investments with an estimated market value equal to 90% of the active life reserves on the reinsured business, which at December 31, 1996, approximated $14.7 million.

                            WESTBRIDGE CAPITAL CORP.

Upon repayment of the initial ceding commission, statutory profits on the block of business will be shared on a 50/50 quota share basis. The Agreement is subject to recapture at anytime at the option of the Company.

     In late 1993, NFL entered into a coinsurance treaty with FLICA. FLICA is a wholly-owned subsidiary of FHC. Under the terms of the treaty, NFL assumed a 90% pro-rata share of certain Critical Care and Specified Disease business. For the years ended December 31, 1996, 1995 and 1994, $2,329,000, $5,058,000, and
$1,640,000, respectively, of assumed premiums under this coinsurance treaty are included as premium revenue in the Consolidated Financial Statements. This coinsurance treaty was cancelled subsequent to the acquisition of the remaining interest of FLICA's parent FHC, on May 31, 1996.

     In May 1987, NFL entered into a coinsurance treaty with FLICA. Under the terms of the treaty, NFL assumed a 50% pro-rata share of all insurance business written by FLICA from January 1, 1987 through December 31, 1988. In November 1988 (see NOTE 3), the coinsurance treaty was amended to extend through 1997. For the years ended December 31, 1996, 1995 and 1994, $1,673,000, $4,272,000,
and $4,607,000, respectively, of assumed premiums under the coinsurance treaty are included as revenue in the consolidated financial statements. This coinsurance treaty was cancelled subsequent to the acquisition of the remaining interest of FLICA's parent FHC, on May 31, 1996.

     In March 1990, NFL entered into a coinsurance treaty with Paramount Life Insurance Company ("Paramount"). Under the terms of the treaty, which was in effect from April 1, 1990 through May 31, 1995, NFL assumed 90% of the Critical Care and Specified Disease policies written by Paramount. The treaty effectively ended upon the purchase of this block of business by NFL from Paramount. For the year ended December 31, 1996, 1995 and 1994, $0, $582,000 and $1,601,000,
respectively, of assumed premiums under this coinsurance treaty were recorded as revenue.

NOTE 14 -- COMMITMENTS AND CONTINGENCIES

     The Company's future minimum lease payments for non-cancelable operating leases, relating primarily to office facilities and data processing equipment having a remaining term in excess of one year, at December 31, 1996, aggregated $13,607,000. The amounts due by year are as follows: 1997 -- $3,024,000; 1998 --
$2,808,000; 1999 -- $2,402,000; 2000 -- $1,987,000; 2001 -- $1,155,000; and
thereafter -- $2,231,000. Aggregate rental expense included in the consolidated financial statements for all operating leases approximated $4,166,000, $3,413,000, and $2,953,000 in 1996, 1995 and 1994, respectively.

     In the normal course of their business operations, the Insurance Subsidiaries, continue to be involved in various claims, lawsuits (alleging actual as well as substantial exemplary damages) and regulatory matters. In the opinion of management, the disposition of these or any other legal matters will not have a material adverse effect on the Company's business, consolidated financial position or results of operations.

     In the ordinary course of business, the Company has advanced commissions and made loans to agents collateralized by future commissions. First-year commission advances to agents are recorded as receivables from agents and totaled $18.3 million as of December 31, 1996. Westbridge holds a secured promissory note (the "Elkins Note"), from NFC Marketing, Inc. ("NFC"), an Arkansas corporation which is wholly-owned by Elkins. The balance of this note recorded on the books of the Company at December 31, 1996 is approximately $702,000. The note, which was renegotiated in October 1994, represents principal and accrued interest on a loan made by Westbridge to NFC for the purpose of expanding its marketing efforts. The Company collects $20,000 per month until this note and the related accrued interest is satisfied. Payment of the principal and interest under the Elkins Note has been guaranteed by Elkins. In addition, under the terms of a Security Agreement delivered to Westbridge by NFC, following a default, Westbridge has the right to apply monies, balances, credit or collections which it may hold for NFC on deposit, or which might otherwise be payable to NFC by NFL (including, among other things, agents' commissions payable by NFL to NFC), to offset the unpaid balance of the Elkins Note.

                            WESTBRIDGE CAPITAL CORP.

NOTE 15 -- RECONCILIATION TO STATUTORY REPORTING

     A reconciliation of net income as reported by the Insurance Subsidiaries under practices prescribed or permitted by regulatory authorities and that reported herein by the Company on a consolidated GAAP basis follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1996      1995      1994
                                                          -------   -------   -------
Net income (loss) as reported by the insurance
  subsidiaries on a regulatory basis....................  $   870   $(6,296)  $ 3,043
Additions to (deductions from) regulatory basis:
  Future policy benefits and claims.....................   (2,016)      166     1,264
  FHC pre-acquisition statutory earnings................   (1,388)       --        --
  Deferred policy acquisition and development costs, net
     of amortization....................................   22,434    15,329     6,967
  Deferred and uncollected premiums.....................   (1,719)      138      (601)
  Coinsurance Funds Withheld reinsurance treaty.........   (7,336)       --        --
  Income taxes..........................................   (4,214)   (2,837)   (2,505)
  Operations of affiliates..............................    2,001    (1,355)   (2,669)
  Other, net............................................     (371)      179       926
                                                          -------   -------   -------
Consolidated net income as reported herein on a GAAP
  basis.................................................  $ 8,261   $ 5,324   $ 6,425
                                                          =======   =======   =======

     A reconciliation of capital and surplus reported by the Insurance Subsidiaries under regulatory practices to stockholders' equity as reported herein by Westbridge on a consolidated GAAP basis follows (in thousands):

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1996       1995       1994
                                                       --------   --------   --------
Capital and surplus as reported by the Insurance
  Subsidiaries on a regulatory basis.................  $ 18,648   $ 24,038   $ 23,564
Additions to (deductions from) a regulatory basis:
  Future policy benefits and claims..................        10     (9,723)   (23,298)
  Deferred policy acquisition and development
     costs...........................................    83,952     34,333     55,305
  Nonadmitted assets.................................     4,818      1,124      8,127
  Coinsurance Funds Withheld reinsurance treaty......    (8,831)        --         --
  Income taxes.......................................   (12,706)    (9,447)   (10,038)
  Deferred, uncollected and advance premiums.........   (12,651)       241        704
  Asset valuation reserve............................     1,157        823      1,644
  Stockholders' equity of affiliates.................   (31,494)    (8,506)   (41,071)
  Other, net.........................................     5,000      9,922     11,418
                                                       --------   --------   --------
Consolidated stockholders' equity as reported herein
  on a GAAP basis....................................  $ 47,903   $ 42,805   $ 26,355
                                                       ========   ========   ========

                            WESTBRIDGE CAPITAL CORP.

NOTE 16 -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Summarized quarterly financial data for each of the Company's last two years of operations is as follows (in thousands, except per share data):

                                                                    QUARTER ENDED
                                                     -------------------------------------------
                                                      MARCH      JUNE      SEPTEMBER    DECEMBER
                                                     -------    -------    ---------    --------
1996
  Premium income...................................  $35,410    $39,040     $40,688     $41,642
  Net investment income............................    2,116      2,191       2,283       2,146
  Net realized gains (losses) on investments.......       85        116         (28)        (77)
  Fee, service and other income....................    1,777      2,017       2,440       3,300
  Benefits, claims and other expenses..............   37,040     40,334      41,890      43,285
  Preferred stock dividend.........................      413        412         412         413
  Income applicable to common stockholders.........    1,160      1,585       1,858       2,008
  Earnings per share:
     Primary.......................................  $  0.19    $  0.26     $  0.30     $  0.33
     Fully diluted.................................  $  0.19    $  0.23     $  0.27     $  0.28
1995
  Premium income...................................  $27,934    $28,876     $30,554     $32,729
  Net investment income............................    1,820      1,764       1,722       2,115
  Net realized gains (losses) on investments.......      (61)       (11)         37         217
  Fee, service and other income....................      438        457         665         776
  Benefits, claims and other expenses..............   29,169     29,069      30,386      33,212
  Net income before extraordinary item.............      724      1,418       1,796       1,793
  Extraordinary loss from early extinguishment of
     debt, net of income tax benefit...............      407         --          --          --
  Preferred stock dividend.........................      413        412         413         412
  Income (loss) applicable to common
     stockholders..................................      (96)     1,006       1,383       1,381
  Earnings per share:
  Primary:
     Income before extraordinary item..............  $  0.06    $  0.17     $  0.23     $  0.23
     Extraordinary item............................    (0.08)        --          --          --
          Net earnings.............................  $ (0.02)   $  0.17     $  0.23     $  0.23
  Fully diluted:
     Income before extraordinary item..............  $  0.10    $  0.17     $  0.21     $  0.21
     Extraordinary item............................    (0.06)        --          --          --
          Net earnings.............................  $  0.04    $  0.17     $  0.21     $  0.21

     NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     9
Use of Proceeds.......................    15
Capitalization........................    16
Price Range of Common Stock and
  Dividend Policy.....................    17
Selected Financial and Operating
  Data................................    18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    20
Business..............................    30
Management............................    48
Principal Stockholders................    55
Description of the Notes..............    57
Description of Capital Stock..........    65
Certain United States Federal Income
  Tax Considerations..................    70
Underwriting..........................    72
Legal Matters.........................    73
Experts...............................    73
Available Information.................    73
Glossary of Insurance Terms...........    74
Financial Statements..................   F-1

                                  $65,000,000

                        [WESTBRIDGE CAPITAL CORP. LOGO]

                           [WESTBRIDGE CAPITAL CORP.]

                                                % CONVERTIBLE SUBORDINATED NOTES

                                    DUE 2004


                             ---------------------

                                   PROSPECTUS

                             ---------------------

                           FORUM CAPITAL MARKETS L.P.

                                RAYMOND JAMES &
                                ASSOCIATES, INC.
                                 April   , 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the fees and expenses payable in connection with the sale of the Convertible Subordinated Notes and the Common Stock being registered. The Company will pay all such fees and expenses. All amounts are estimates except for the filing and listing fees.

SEC Registration Fee........................................  $ 23,611.00
NASD filing fees............................................     8,291.74
Blue Sky fees and expenses..................................    10,000.00
Accounting fees and expenses................................   100,000.00
Legal fees and expenses.....................................   250,000.00
Printing and engraving fees and expenses....................   150,000.00
Trustee's fees and expenses.................................     8,000.00
Miscellaneous fees and expenses.............................    10,097.26
                                                              -----------
          Total.............................................  $560,000.00
                                                              ===========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits ("DGCL") a Delaware corporation to indemnify any of its directors, officers, employees and agents of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against actual and reasonable expenses (including attorneys' fees) incurred by such person in connection with any action, suit or proceeding if (i) he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and (ii) in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Except as ordered by a court, no indemnification shall be made in connection with any proceeding brought by or in the right of the Company where the person involved is adjudged to be liable to the Company.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145. The Company maintains policies insuring the Company's officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

     Article V of the By-Laws of the Company provides for indemnification of the directors and officers of the Company to the full extent permitted by law, as now in effect or later amended.

     Article V of the Certificate of Incorporation limits under certain circumstances the liability of the Company's directors for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL), or (iv) for any transaction from which the director derived an improper personal benefit.

     At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer, director, or employee of the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     On April 12, 1994, Westbridge issued 20,000 shares of its Series A Cumulative Convertible Exchangeable Redeemable Preferred Stock (the "Series A Preferred Stock") with a liquidation preference of $1,000 per share. Such shares were privately placed by Oppenheimer & Co., Inc., ("Oppenheimer"), as placement agent with "accredited investors" (as defined in Regulation D promulgated under the Securities Act of 1933, as amended) and such sale was, pursuant to the provision of Rule 506, exempt from the registration requirements under the Securities Act of 1933, as amended. Westbridge received approximately $20.0 million in cash from the sale of the Series A Preferred Stock and, from this amount, paid to Oppenheimer a fee of $800,000 and certain other expenses estimated at $197,500. In addition, Westbridge issued to Oppenheimer warrants to purchase 120,000 shares of Common Stock at $8.75 per share, subject to adjustment as described therein.

     On December 22, 1995 the Company issued a 10% Senior Note due 2002 (the "Senior Note") in the aggregate principal amount of $1.0 million to the Chairman of the Board of Directors. In connection with the Senior Note issuance, the Company also issued a Common Stock Purchase Warrant for 135,501 shares of Common Stock at an exercise price of $7.38 per share. This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. Westbridge received $1.0 million in cash from the sale of the Senior Note.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS.

     The following exhibits are filed herewith. Exhibits incorporated by reference are indicated in the parentheses following the description.


         1.1**           -- Form of Underwriting Agreement.
         3.1             -- Restated Certificate of Incorporation of Westbridge filed with the Secretary of State of Delaware on July 28, 1994
                            (incorporated by reference to Exhibit 3.1 to Amendment
                            No. 1 to the Company's Registration Statement No.
                            33-81380 on Form S-1).
         3.2             -- By-Laws of Westbridge, effective as of June 24, 1994
                            (incorporated by reference to Exhibit 3.2 to Amendment
                            No. 1 to the Company's Registration Statement No.
                            33-81380 on Form S-1).
         4.1**           -- Form of Indenture between Westbridge and First Union
                            National Bank, as Trustee relating to the     %
                            Convertible Subordinated Notes, including form of
                            Convertible Subordinated Note.
         4.2             -- Specimen Certificate for Westbridge Common Stock
                            (incorporated by reference to Exhibit 4.1 to Amendment
                            No. 1 to the Company's Registration Statement No. 2-78200
                            on Form S-1).
         4.3             -- Indenture between Westbridge and Liberty Bank & Trust
                            Company of Oklahoma City, National Association, as
                            Trustee, relating to the 11% Senior Subordinated Notes
                            due 2002, including form of Senior Subordinated Note
                            (incorporated by reference to Exhibit 2 to the Company's
                            Form 8-A dated July 19, 1995).
         4.4**           -- Form of Underwriters' Warrant Agreement
         5.1**           -- Opinion of Milbank, Tweed, Hadley & McCloy regarding
                            legality of the Notes and the Common Stock.
        10.1             -- Westbridge Employee Incentive Stock Option Plan
                            (incorporated by reference to Exhibit 10.1 to Amendment
                            No. 1 to the Company's Registration Statement No. 2-78200
                            on Form S-1).
        10.2             -- Description of Cash Bonus Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year
                            ended December 31, 1988).

  10.3             -- Westbridge 1985 Stock Option Plan (incorporated by
                      reference to Exhibit 10.7 to the Company's Registration Statement No. 33-3577 on Form S-1).
  10.4             -- Amendment No. 1 to the 1985 Employee Incentive Stock
                      Option Plan of Westbridge (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1986).
  10.5             -- Amendment No. 2 to the 1985 Employee Incentive Stock
                      Option Plan of Westbridge (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 1987).
  10.6             -- Amendment No. 3 to the 1985 Employee Incentive Stock
                      Option Plan of Westbridge (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1988).
  10.7             -- Stockholders' Agreement dated April 2, 1988, by and among the Company and the other stockholders of LifeStyles Marketing Group, Inc., named therein, as amended (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1988).
  10.8             -- Supplement to General Agent's Agreement with Phillip D.
                      Elkins as amended on February 8, 1990 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1990).
  10.9             -- Assumption Reinsurance Agreement, dated June 20, 1991, by and among National Foundation Life Insurance Company and Bankers Protective Life Insurance Company (incorporated by reference to Exhibit 2 to the Company's Report on Form 8-K dated August 27, 1991).
  10.10            -- Assumption Reinsurance Agreement dated September 16,
                      1992, by and among National Foundation Life Insurance Company and American Integrity Insurance Company (incorporated by reference to Exhibit 2 of the Company's Current Report on Form 8-K dated September 25, 1992).
  10.11            -- Westbridge 1992 Stock Option Plan (incorporated by
                      reference to Exhibit 28.4 to the Company's Registration Statement No. 33-55192 on Form S-8).
  10.12            -- First Amendment to the 1992 Stock Option Plan
                      (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1992).
  10.13            -- Second Amendment to the 1992 Stock Option Plan
                      (incorporated by reference to Exhibit 10.21 to Amendment No. 1 to the Company's Registration Statement No. 33-31830 on Form S-1).
  10.14            -- Preferred Stock Purchase Agreement dated as of April 1,
                      1994 by and between Westbridge Capital Corp. and each of the purchasers named on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 26,
                      1994).
  10.15            -- Amended and Restated Receivables Purchase and Sale
                      Agreement dated as of November 14, 1996 between National Foundation Life Insurance Company, National Financial Insurance Company, American Insurance Company of Texas, Freedom Life Insurance Company of America and Health Care-One Insurance Agency, Inc., and Westbridge Funding Corporation (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

  10.16            -- Non-Insurance Company Sellers Receivables Purchase and
                      Sale Agreement dated as of November 14, 1996 between Health Care-One Insurance Agency, Inc., Health Care-One Marketing Group, Inc., LSMG, Inc., Senior Benefits of Texas, Inc. and Westbridge Marketing Corporation and Westbridge Funding Corporation (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).
  10.17            -- Credit Agreement dated as of December 28, 1995 between
                      Westbridge Funding Corporation and Fleet National Bank of Connecticut (incorporated by reference to Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1995).
  10.18            -- First Amendment and Waiver to the Credit Agreement, dated as of May 17, 1996, between Westbridge Funding Corporation and Fleet National Bank (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).
  10.19            -- Second Amendment and Waiver to the Credit Agreement,
                      dated as of November 14, 1996, between Westbridge Funding Corporation and Fleet National Bank (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).
  10.20            -- Guaranty Agreement dated as of December 28, 1995 by
                      Westbridge Capital Corp. In favor of Fleet National Bank of Connecticut (incorporated by reference to Exhibit
                      10.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995).
  10.21            -- First Amendment to the Guaranty Agreement, dated as
                      November 14, 1996, by Westbridge Capital Corp. in favor of Fleet National Bank (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).
  10.22            -- Security Agreement dated as of December 28, 1995 by
                      Westbridge Funding Corporation for the benefit of Fleet National Bank of Connecticut (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995).
  10.23            -- Westbridge Capital Corp. 10% Senior Note Due 2002 dated
                      December 22, 1995 (incorporated by reference to Exhibit
                      10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995).
  10.24            -- Warrant to Purchase Common Stock of Westbridge Capital
                      Corp. dated December 22, 1995 (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995).
  10.25            -- Master General Agent's Contract by and between American
                      Insurance Company of Texas and National Farm & Ranch Group, Inc., effective the 1st day of September, 1994 (incorporated by reference to Exhibit 10.25 to Amendment No. 2 to the Company's Registration Statement No. 33-81380 on Form S-1, as filed on August 9, 1996).
  10.26            -- Master General Agent's Contract by and between National
                      Financial Insurance Company and National Farm & Ranch Group, Inc., effective as of the 1st day of June, 1995 (incorporated by reference to Exhibit 10.26 to Amendment No. 2 to the Company's Registration Statement No. 33-81380 on Form S-1, as filed on August 9, 1996).

        10.27            -- Master General Agent's Contract by and between National
                            Foundation Life Insurance Company and National Farm &
                            Ranch Group, Inc., effective as of the 1st day of
                            September, 1994 (incorporated by reference to Exhibit
                            10.27 to Amendment No. 2 to the Company's Registration
                            Statement No. 33-81380 on Form S-1, as filed on August 9,
                            1996).
        10.28            -- Master General Agent's Contract by and between American
                            Insurance Company of Texas and Cornerstone National
                            Marketing Corporation, effective as of the 19th day of
                            October, 1994 (incorporated by reference to Exhibit 10.28
                            to Amendment No. 2 to the Company's Registration
                            Statement No. 33-81380 on Form S-1, as filed on August 9,
                            1996).
        10.29            -- Master General Agent's Contract by and between National
                            Financial Insurance Company and Cornerstone National
                            Marketing Corporation, effective as of the 19th day of
                            October, 1994 (incorporated by reference to Exhibit 10.29
                            to Amendment No. 2 to the Company's Registration
                            Statement No. 33-81380 on Form S-1, as filed on August 9,
                            1996).
        10.30            -- Master General Agent's Contract by and between National
                            Foundation Life Insurance Company and Cornerstone
                            National Marketing Corporation, effective as of the 19th
                            day of October, 1994 (incorporated by reference to
                            Exhibit 10.30 to Amendment No. 2 to the Company's
                            Registration Statement No. 33-81380 on Form S-1, as filed
                            on August 9, 1996).
        10.31            -- Master General Agent's Contract by and between Freedom
                            Life Insurance Company of America and John P. Locke,
                            d.b.a. 1ST MILLION, dated the 31st day of May 1996
                            (incorporated by reference to Exhibit 10.31 to Amendment
                            No. 2 to the Company's Registration Statement No.
                            33-81380 on Form S-1, as filed on August 9, 1996).
        10.32            -- Westbridge Capital Corp. 1996 Restricted Stock Plan
                            (incorporated by reference to the Company's Proxy
                            Statement for the Annual Meeting of Stockholders of the
                            Company held on May 30, 1996).
        10.33            -- Form of Pledge Agreement between Westbridge Capital Corp.
                            and Fleet National Bank of Connecticut (incorporated by
                            reference to Exhibit 10.33 to Amendment No. 2 to the
                            Company's Registration Statement No. 33-81380 on Form
                            S-1, as filed on August 9, 1996).
        10.34            -- Reinsurance Agreement between National Foundation Life
                            Insurance Company & Freedom Life Insurance Company of
                            America and Reassurance Company of Hannover, effective
                            July 1, 1996 (incorporated by reference to Exhibit 10.34
                            to the Company's Quarterly Report on Form 10-Q for the
                            quarter ended September 30, 1996).
        12.1**           -- Statement of computation of ratios.
        21.1             -- List of Subsidiaries of Westbridge Capital Corp.
                            (incorporated by reference to Exhibit 21.1 to the
                            Company's Annual Report on Form 10-K for the year ended
                            December 31, 1996).
        23.1*            -- Consent of Price Waterhouse LLP.
        23.2**           -- Consent of Milbank, Tweed, Hadley & McCloy (included in
                            Exhibit 5.1).
        24.1**           -- Powers of Attorney (included on signature pages
                            previously filed).
        24.2**           -- Power of Attorney from Barry L. Stevens.

        25.1**           -- Statement of Eligibility and Qualification of Trustee
                            under Trust Indenture Act of 1939 (Form T-1) of First
                            Union National Bank.
        27.1**           -- Financial Data Schedule.


---------------

 * Filed herewith

** Previously filed

     (b) FINANCIAL STATEMENT SCHEDULES.

     II.  Condensed Financial Information of Registrant (included on page S-1).

     III. Supplementary Insurance Information (included on page S-4).

     IV.  Reinsurance (included on page S-5).

     V.   Valuation and Qualifying Accounts and Reserves (included on page S-6).

ITEM 17. UNDERTAKINGS.

     1. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to its Certificate of Incorporation, By-Laws or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     2. For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     3. For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     4. The undersigned registrant hereby undertakes to file an application for the purposes of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939 in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of such Act.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on April 23, 1997.


                                            WESTBRIDGE CAPITAL CORP.

                                            By:     /s/ MARTIN E. KANTOR
                                              ----------------------------------
                                                      (Martin E. Kantor,
                                                    Chairman of the Board
                                                 and Chief Executive Officer)


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                        TITLE                        DATE
                      ---------                                        -----                        ----

                /s/ MARTIN E. KANTOR                     Director, Chairman of the Board,      April 23, 1997
-----------------------------------------------------      and Chief Executive Officer
                 (Martin E. Kantor)                        (Principal Executive Officer)

                /s/ JAMES W. THIGPEN                     Director, President and Chief         April 23, 1997
-----------------------------------------------------      Operating Officer
                 (James W. Thigpen)

               /s/ PATRICK J. MITCHELL                   Executive Vice President, Chief       April 23, 1997
-----------------------------------------------------      Financial Officer and Treasurer
                (Patrick J. Mitchell)                      (Principal Financial and
                                                           Accounting Officer)

                          *                              Director                              April 23, 1997
-----------------------------------------------------
                (Marvin H. Berkeley)

                          *                              Director                              April 23, 1997
-----------------------------------------------------
                (Arthur W. Feinberg)

                          *                              Director                              April 23, 1997
-----------------------------------------------------
                (George M. Garfunkel)

                          *                              Director                              April 23, 1997
-----------------------------------------------------
                 (Peter J. Millock)

                          *                              Director                              April 23, 1997
-----------------------------------------------------
                 (Glenn O. Phillips)

                          *                              Director                              April 23, 1997
-----------------------------------------------------
               (Joseph C. Sibigtroth)

                          *                              Director                              April 23, 1997
-----------------------------------------------------
                 (Barry L. Stevens)

                          *                              Director                              April 23, 1997
-----------------------------------------------------
                  (Barth P. Walker)


*By:     /s/ JAMES W. THIGPEN
     -------------------------------
            James W. Thigpen
            Attorney-in-Fact

                                  SCHEDULE II

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                   WESTBRIDGE CAPITAL CORP. (PARENT COMPANY)

                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1996       1995       1994
                                                              -------    -------    -------

Net investment income.......................................  $    62    $    23    $    12
Intercompany income derived from:
  Interest on Surplus Certificates..........................       78         78        106
  Rental of leasehold improvements and equipment............  1,703..      1,597        658
Interest on advances to subsidiaries........................      192        182        170
Other income................................................      106        120         96
                                                              -------    -------    -------
                                                                2,141      2,000      1,042
                                                              -------    -------    -------
General and administrative expenses.........................    2,128      2,085        894
Taxes, licenses and fees....................................       90         97         35
Interest expense............................................    2,496      2,432      3,228
                                                              -------    -------    -------
                                                                4,714      4,614      4,157
                                                              -------    -------    -------
Loss before benefit for income taxes and equity in
  undistributed net earnings of subsidiaries................   (2,573)    (2,614)    (3,115)
  Benefit for income taxes..................................      432      1,427      1,228
                                                              -------    -------    -------
                                                               (2,141)    (1,187)    (1,887)
Equity in undistributed net earnings of subsidiaries........   10,402      6,918      8,312
                                                              -------    -------    -------
Net income before extraordinary item........................    8,261      5,731      6,425
Extraordinary loss from early extinguishment of debt, net of
  income tax benefit of $210................................       --        407         --
                                                              -------    -------    -------
          Net income........................................    8,261      5,324      6,425
Preferred stock dividends...................................    1,650      1,650      1,190
                                                              -------    -------    -------
Income applicable to common stockholders....................    6,611      3,674      5,235
Retained earnings at beginning of year......................   10,575      6,901      1,666
                                                              -------    -------    -------
Retained earnings at end of year............................  $17,186    $10,575    $ 6,901
                                                              =======    =======    =======

   The condensed financial information should be read in conjunction with the
                            Westbridge Capital Corp.
     December 31, 1996 consolidated financial statements and notes thereto.

                                  SCHEDULE II

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                   WESTBRIDGE CAPITAL CORP. (PARENT COMPANY)

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                             DECEMBER 31,
                                          ------------------
                                           1996       1995
                                          -------    -------
Assets:
  Cash and other short-term
     investments........................  $ 1,241    $ 1,446
  Investment in consolidated
     subsidiaries.......................   77,946     70,118
  Accrued investment income.............       50         34
  Leasehold improvements and equipment,
     net................................    1,100      1,387
  Other assets..........................    6,540      7,257
  Advances due from subsidiaries........    2,557      4,797
  Receivable from subsidiary on Surplus
     Certificate........................      777        777
                                          -------    -------
          Total Assets..................  $90,211    $85,816
                                          =======    =======
Liabilities:
  Senior subordinated notes, net........  $19,350    $19,264
  Note payable..........................    1,038        927
  Other liabilities.....................      991      1,130
  Payable to subsidiaries...............      929      1,690
                                          -------    -------
          Total Liabilities.............   22,308     23,011
                                          -------    -------
Redeemable Preferred Stock..............   20,000     20,000
                                          -------    -------
Stockholders' Equity:
  Common stock..........................      604        599
  Capital in excess of par value........   29,226     29,208
  Unrealized appreciation of investments
     carried at market value............    1,057      2,593
  Retained earnings.....................   17,186     10,575
                                          -------    -------
                                           48,073     42,975
                                          -------    -------
  Less: Aggregate shares held in
     treasury and investment by
     affiliate in Parent Company's
     common stock (28,600 shares at
     December 31, 1996 and 1995), at
     cost...............................     (170)      (170)
                                          -------    -------
          Total Stockholders' Equity....   47,903     42,805
                                          -------    -------
          Total Liabilities, Redeemable
           Preferred Stock and
           Stockholders' Equity.........  $90,211    $85,816
                                          =======    =======

   The condensed financial information should be read in conjunction with the
                            Westbridge Capital Corp.
     December 31, 1996 consolidated financial statements and notes thereto.

                                  SCHEDULE II

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                   WESTBRIDGE CAPITAL CORP. (PARENT COMPANY)

                            STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1996        1995        1994
                                                             --------    --------    --------
Cash Flows From Operating Activities:
  Net income applicable to common stockholders.............  $  6,611    $  3,674    $  5,235
  Adjustments to reconcile net income to cash provided by
     (used for) operating activities:
     Equity in undistributed net income of subsidiaries....   (10,402)     (6,918)     (8,312)
     Accrued investment income.............................       (16)        (12)         87
     Advances due from subsidiaries........................     1,471       1,383       1,461
     Other liabilities.....................................      (138)         10         356
     Decrease (increase) in deferred income tax benefit....       356      (1,376)     (1,268)
     (Increase) decrease in deferred expenses..............       218        (137)     (1,726)
     Other.................................................       546         335         669
                                                             --------    --------    --------
          Net Cash Used For Operating Activities...........    (1,354)     (3,041)     (3,498)
                                                             --------    --------    --------
Cash Flows From Investing Activities:
  Acquisition of NFIC and AICT.............................        --          --     (20,178)
  Proceeds from investments sold and matured...............        --          --         100
  Proceeds from surplus certificate........................        --          --       1,000
  Notes receivable from related parties....................        --          --       1,381
  Additions to leasehold improvements and equipment, net of
     retirements...........................................      (165)       (703)       (911)
  Decrease in notes receivable.............................       158          --          --
  Investment in subsidiaries...............................     1,038          --       2,000
                                                             --------    --------    --------
          Net Cash Provided By (Used For) Investing
            Activities.....................................     1,031        (703)    (16,608)
                                                             --------    --------    --------
Cash Flows From Financing Activities:
  Issuance of redeemable preferred stock...................        --          --      20,000
  Retirement of subordinated debentures, due 1996..........        --     (25,000)         --
  Issuance of subordinated notes, due 2002.................        --      19,200          --
  Issuance of note payable.................................       103         927          --
  Issuance of common stock.................................       140      10,108         395
  Issuance of common stock warrants........................        --          74          --
  Purchase and cancellation of common stock................      (125)       (146)       (534)
                                                             --------    --------    --------
          Net Cash Provided By Financing Activities........       118       5,163      19,861
                                                             --------    --------    --------
          (Decrease) Increase in Cash and Short-Term
            Investments During the Year....................      (205)      1,419        (245)
     Cash and Short-Term Investments at Beginning of
       Year................................................     1,446          27         272
                                                             --------    --------    --------
     Cash and Short-Term Investments at End of Year........  $  1,241    $  1,446    $     27
                                                             ========    ========    ========

   The condensed financial information should be read in conjunction with the
                            Westbridge Capital Corp.
     December 31, 1996 consolidated financial statements and notes thereto.

                                  SCHEDULE III

                            WESTBRIDGE CAPITAL CORP.

                      SUPPLEMENTARY INSURANCE INFORMATION
                                 (IN THOUSANDS)

                                                                      Other
                                                                      Policy
                                             Deferred                 Claims                            Benefits   Amortization
                                              Policy       Future      and                    Net         and       of Policy
                                            Acquisition    Policy    Benefits   Premium    Investment    Claims    Acquisition
                 Segment                       Costs      Benefits   Payable    Revenue      Income     Expense       Costs
                 -------                    -----------   --------   --------   --------   ----------   --------   ------------
YEAR ENDED DECEMBER 31, 1996:
Insurance operations......................    $83,871     $54,204    $39,186    $156,780     $6,514     $94,187      $22,907
Fee and service income activities.........         --          --         --          --      1,784          --           --
Corporate (parent company)................         --          --         --          --        438          --           --
                                              -------     -------    -------    --------     ------     -------      -------
          Total...........................    $83,871     $54,204    $39,186    $156,780     $8,736     $94,187      $22,907
                                              =======     =======    =======    ========     ======     =======      =======
YEAR ENDED DECEMBER 31, 1995:
Insurance operations......................    $56,977     $46,620    $39,063    $120,093     $7,095     $70,465      $11,553
Fee and service income activities.........         --          --         --          --         --          --           --
Corporate (parent company)................         --          --         --          --        326          --           --
                                              -------     -------    -------    --------     ------     -------      -------
          Total...........................    $56,977     $46,620    $39,063    $120,093     $7,421     $70,465      $11,553
                                              =======     =======    =======    ========     ======     =======      =======
YEAR ENDED DECEMBER 31, 1994:
Insurance operations......................    $58,654     $62,862    $41,349    $ 98,703     $5,487     $53,623      $ 9,711
Fee and service income activities.........         --          --         --          --         --          --           --
Corporate (parent company)................         --          --         --          --        277          --           --
                                              -------     -------    -------    --------     ------     -------      -------
          Total...........................    $58,654     $62,862    $41,349    $ 98,703     $5,764     $53,623      $ 9,711
                                              =======     =======    =======    ========     ======     =======      =======


                                              Other
                                            Operating   Premiums
                 Segment                    Expenses    Written*
                 -------                    ---------   --------
YEAR ENDED DECEMBER 31, 1996:
Insurance operations......................   $16,385    $107,149
                                                        ========
Fee and service income activities.........    24,433
Corporate (parent company)................     4,637
                                             -------
          Total...........................   $45,455
                                             =======
YEAR ENDED DECEMBER 31, 1995:
Insurance operations......................   $23,533    $ 98,996
                                                        ========
Fee and service income activities.........    11,670
Corporate (parent company)................     4,615
                                             -------
          Total...........................   $39,818
                                             =======
YEAR ENDED DECEMBER 31, 1994:
Insurance operations......................   $22,688    $ 34,732
                                                        ========
Fee and service income activities.........     7,704
Corporate (parent company)................     3,976
                                             -------
          Total...........................   $34,368
                                             =======

---------------

* Premiums Written -- Amounts do not apply to life insurance.

                            WESTBRIDGE CAPITAL CORP.

                                  SCHEDULE IV

                                  REINSURANCE
                       (IN THOUSANDS, EXCEPT PERCENTAGES)

                                                                                         Percentage
                                                                   Assumed                   of
                                                      Ceded to      From                   Amount
                                            Gross       Other       Other       Net       Assumed
                                            Amount    Companies   Companies    Amount      to Net
                                           --------   ---------   ---------   --------   ----------
YEAR ENDED DECEMBER 31, 1996:
Life insurance in force..................  $ 86,978    $   --      $   --     $ 86,978         --
                                           ========    ======      ======     ========
Premiums:
  Life...................................  $    889    $   --      $   --     $    889         --
  Accident and health....................   155,952     4,063       4,002      155,891       2.57%
                                           --------    ------      ------     --------
          Total premiums.................  $156,841    $4,063      $4,002     $156,780       2.55%
                                           ========    ======      ======     ========
YEAR ENDED DECEMBER 31, 1995:
Life insurance in force..................  $ 43,441    $   --      $   --     $ 43,441         --
                                           ========    ======      ======     ========
Premiums:
  Life...................................  $    549    $   --      $   --     $    549         --
  Accident and health....................   112,444     2,811       9,911      119,544       8.29%
                                           --------    ------      ------     --------
          Total premiums.................  $112,993    $2,811      $9,911     $120,093       8.25%
                                           ========    ======      ======     ========
YEAR ENDED DECEMBER 31, 1994:
Life insurance in force..................  $ 21,814    $   --      $   --     $ 21,814         --
                                           ========    ======      ======     ========
Premiums:
  Life...................................  $    444    $   (1)     $   --     $    445         --
  Accident and health....................    92,192     1,781       7,847       98,258       7.99%
                                           --------    ------      ------     --------
          Total premiums.................  $ 92,636    $1,780      $7,847     $ 98,703       7.95%
                                           ========    ======      ======     ========

                                   SCHEDULE V

                            WESTBRIDGE CAPITAL CORP.

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                 (IN THOUSANDS)

                                                                Additions
                                                   Balance at   Charged to                   Balance at
                                                   Beginning    Costs and     Deductions       End of
                                                   of Period     Expenses    (Charge Offs)     Period
                                                   ----------   ----------   -------------   ----------
YEAR ENDED DECEMBER 31, 1996:
Allowance for doubtful agents' balances..........    $1,187       $1,462         $(920)        $1,729
                                                     ======       ======         =====         ======
YEAR ENDED DECEMBER 31, 1995:
Allowance for doubtful agents' balances..........    $1,137       $   50         $  --         $1,187
                                                     ======       ======         =====         ======
YEAR ENDED DECEMBER 31, 1994:
Allowance for doubtful agents' balances..........    $1,133       $    4         $  --         $1,137
                                                     ======       ======         =====         ======

                               INDEX TO EXHIBITS

     The following exhibits are filed herewith. Exhibits incorporated by reference are indicated in the parentheses following the description.


        EXHIBIT
         NUMBER                                    EXHIBIT
        -------                                    -------
         1.1**           -- Form of Underwriting Agreement.
         3.1             -- Restated Certificate of Incorporation of Westbridge filed with the Secretary of State of Delaware on July 28, 1994
                            (incorporated by reference to Exhibit 3.1 to Amendment
                            No. 1 to the Company's Registration Statement No.
                            33-81380 on Form S-1).
         3.2             -- By-Laws of Westbridge, effective as of June 24, 1994
                            (incorporated by reference to Exhibit 3.2 to Amendment
                            No. 1 to the Company's Registration Statement No.
                            33-81380 on Form S-1).
         4.1**           -- Form of Indenture between Westbridge and First Union
                            National Bank, as Trustee, relating to the     %
                            Convertible Subordinated Notes, including form of
                            Convertible Subordinated Note.
         4.2             -- Specimen Certificate for Westbridge Common Stock
                            (incorporated by reference to Exhibit 4.1 to Amendment
                            No. 1 to the Company's Registration Statement No. 2-78200
                            on Form S-1).
         4.3             -- Indenture between Westbridge and Liberty Bank and Trust
                            Company of Oklahoma City, National Association, as
                            Trustee, relating to the 11% Senior Subordinated Notes
                            due 2002, including form of Senior Subordinated Note
                            (incorporated by reference to Exhibit 2 to the Company's
                            Form 8-A dated July 19, 1995).
         4.4**           -- Form of Underwriters' Warrant Agreement
         5.1**           -- Opinion of Milbank, Tweed, Hadley & McCloy regarding
                            legality of the Notes and the Common Stock.
        10.1             -- Westbridge Employee Incentive Stock Option Plan
                            (incorporated by reference to Exhibit 10.1 to Amendment
                            No. 1 to the Company's Registration Statement No. 2-78200
                            on Form S-1).
        10.2             -- Description of Cash Bonus Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year
                            ended December 31, 1988).
        10.3             -- Westbridge 1985 Stock Option Plan (incorporated by
                            reference to Exhibit 10.7 to the Company's Registration
                            Statement No. 33-3577 on Form S-1).
        10.4             -- Amendment No. 1 to the 1985 Employee Incentive Stock
                            Option Plan of Westbridge (incorporated by reference to
                            Exhibit 10.8 to the Company's Quarterly Report on Form
                            10-Q for the quarter ended March 31, 1986).
        10.5             -- Amendment No. 2 to the 1985 Employee Incentive Stock
                            Option Plan of Westbridge (incorporated by reference to
                            Exhibit 10.9 to the Company's Annual Report on Form 10-K
                            for the year ended December 31, 1987).
        10.6             -- Amendment No. 3 to the 1985 Employee Incentive Stock
                            Option Plan of Westbridge (incorporated by reference to
                            Exhibit 10.10 to the Company's Quarterly Report on Form
                            10-Q for the quarter ended September 30, 1988).
        10.7             -- Stockholders' Agreement dated April 2, 1988, by and among the Company and the other stockholders of LifeStyles
                            Marketing Group, Inc., named therein, as amended
                            (incorporated by reference to the Company's Annual Report
                            on Form 10-K for the year ended December 31, 1988).

        EXHIBIT
         NUMBER                                    EXHIBIT
        -------                                    -------
        10.8             -- Supplement to General Agent's Agreement with Phillip D.
                            Elkins as amended on February 8, 1990 (incorporated by
                            reference to the Company's Annual Report on Form 10-K for
                            the year ended December 31, 1990).
        10.9             -- Assumption Reinsurance Agreement, dated June 20, 1991, by and among National Foundation Life Insurance Company and
                            Bankers Protective Life Insurance Company (incorporated
                            by reference to Exhibit 2 to the Company's Report on Form
                            8-K dated August 27, 1991).
        10.10            -- Assumption Reinsurance Agreement dated September 16,
                            1992, by and among National Foundation Life Insurance
                            Company and American Integrity Insurance Company
                            (incorporated by reference to Exhibit 2 of the Company's
                            Current Report on Form 8-K dated September 25, 1992).
        10.11            -- Westbridge 1992 Stock Option Plan (incorporated by
                            reference to Exhibit 28.4 to the Company's Registration
                            Statement No. 33-55192 on Form S-8).
        10.12            -- First Amendment to the 1992 Stock Option Plan
                            (incorporated by reference to the Company's Annual Report
                            on Form 10-K for the year ended December 31, 1992).
        10.13            -- Second Amendment to the 1992 Stock Option Plan
                            (incorporated by reference to Exhibit 10.21 to Amendment
                            No. 1 to the Company's Registration Statement No.
                            33-31830 on Form S-1).
        10.14            -- Preferred Stock Purchase Agreement dated as of April 1,
                            1994 by and between Westbridge Capital Corp. and each of
                            the purchasers named on the signature pages thereto
                            (incorporated by reference to Exhibit 10.1 to the
                            Company's Current Report on Form 8-K dated April 26,
                            1994).
        10.15            -- Amended and Restated Receivables Purchase and Sale
                            Agreement dated as of November 14, 1996 between National
                            Foundation Life Insurance Company, National Financial
                            Insurance Company, American Insurance Company of Texas,
                            Freedom Life Insurance Company of America and Health
                            Care-One Insurance Agency, Inc., and Westbridge Funding
                            Corporation (incorporated by reference to Exhibit 10.15
                            to the Company's Annual Report on Form 10-K for the year
                            ended December 31, 1996).
        10.16            -- Non-Insurance Company Sellers Receivables Purchase and
                            Sale Agreement dated as of November 14, 1996 between
                            Health Care-One Insurance Agency, Inc., Health Care-One
                            Marketing Group, Inc., LSMG, Inc., Senior Benefits of
                            Texas, Inc. and Westbridge Marketing Corporation and
                            Westbridge Funding Corporation (incorporated by reference
                            to Exhibit 10.16 to the Company's Annual Report on Form
                            10-K for the year ended December 31, 1996).
        10.17            -- Credit Agreement dated as of December 28, 1995 between
                            Westbridge Funding Corporation and Fleet National Bank of
                            Connecticut (incorporated by reference to Exhibit to the
                            Company's Annual Report on Form 10-K for the year ended
                            December 31, 1995).
        10.18            -- First Amendment and Waiver to the Credit Agreement, dated as of May 17, 1996, between Westbridge Funding
                            Corporation and Fleet National Bank (incorporated by
                            reference to Exhibit 10.18 to the Company's Annual Report
                            on Form 10-K for the year ended December 31, 1996).
        10.19            -- Second Amendment and Waiver to the Credit Agreement,
                            dated as of November 14, 1996, between Westbridge Funding
                            Corporation and Fleet National Bank (incorporated by
                            reference to Exhibit 10.19 to the Company's Annual Report
                            on Form 10-K for the year ended December 31, 1996).

        EXHIBIT
         NUMBER                                    EXHIBIT
        -------                                    -------
        10.20            -- Guaranty Agreement dated as of December 28, 1995 by
                            Westbridge Capital Corp. In favor of Fleet National Bank
                            of Connecticut (incorporated by reference to Exhibit
                            10.19 to the Company's Annual Report on Form 10-K for the
                            year ended December 31, 1995).
        10.21            -- First Amendment to the Guaranty Agreement, dated as
                            November 14, 1996, by Westbridge Capital Corp. in favor
                            of Fleet National Bank (incorporated by reference to
                            Exhibit 10.21 to the Company's Annual Report on Form 10-K
                            for the year ended December 31, 1996).
        10.22            -- Security Agreement dated as of December 28, 1995 by
                            Westbridge Funding Corporation for the benefit of Fleet
                            National Bank of Connecticut (incorporated by reference
                            to Exhibit 10.20 to the Company's Annual Report on Form
                            10-K for the year ended December 31, 1995).
        10.23            -- Westbridge Capital Corp. 10% Senior Note Due 2002 dated
                            December 22, 1995 (incorporated by reference to Exhibit
                            10.21 to the Company's Annual Report on Form 10-K for the
                            year ended December 31, 1995).
        10.24            -- Warrant to Purchase Common Stock of Westbridge Capital
                            Corp. dated December 22, 1995 (incorporated by reference
                            to Exhibit 10.22 to the Company's Annual Report on Form
                            10-K for the year ended December 31, 1995).
        10.25            -- Master General Agent's Contract by and between American
                            Insurance Company of Texas and National Farm & Ranch
                            Group, Inc., effective the 1st day of September, 1994
                            (incorporated by reference to Exhibit 10.25 to Amendment
                            No. 2 to the Company's Registration Statement No.
                            33-81380 on Form S-1, as filed on August 9, 1996).
        10.26            -- Master General Agent's Contract by and between National
                            Financial Insurance Company and National Farm & Ranch
                            Group, Inc., effective as of the 1st day of June, 1995
                            (incorporated by reference to Exhibit 10.26 to Amendment
                            No. 2 to the Company's Registration Statement No.
                            33-81380 on Form S-1, as filed on August 9, 1996).
        10.27            -- Master General Agent's Contract by and between National
                            Foundation Life Insurance Company and National Farm &
                            Ranch Group, Inc., effective as of the 1st day of
                            September, 1994 (incorporated by reference to Exhibit
                            10.27 to Amendment No. 2 to the Company's Registration
                            Statement No. 33-81380 on Form S-1, as filed on August 9,
                            1996).
        10.28            -- Master General Agent's Contract by and between American
                            Insurance Company of Texas and Cornerstone National
                            Marketing Corporation, effective as of the 19th day of
                            October, 1994 (incorporated by reference to Exhibit 10.28
                            to Amendment No. 2 to the Company's Registration
                            Statement No. 33-81380 on Form S-1, as filed on August 9,
                            1996).
        10.29            -- Master General Agent's Contract by and between National
                            Financial Insurance Company and Cornerstone National
                            Marketing Corporation, effective as of the 19th day of
                            October, 1994 (incorporated by reference to Exhibit 10.29
                            to Amendment No. 2 to the Company's Registration
                            Statement No. 33-81380 on Form S-1, as filed on August 9,
                            1996).
        10.30            -- Master General Agent's Contract by and between National
                            Foundation Life Insurance Company and Cornerstone
                            National Marketing Corporation, effective as of the 19th
                            day of October, 1994 (incorporated by reference to
                            Exhibit 10.30 to Amendment No. 2 to the Company's
                            Registration Statement No. 33-81380 on Form S-1, as filed
                            on August 9, 1996).

         10.31            -- Master General Agent's Contract by and between Freedom Life Insurance Company of
                             America and John P. Locke, d.b.a. 1ST MILLION, dated the 31st day of May 1996
                             (incorporated by reference to Exhibit 10.31 to Amendment No. 2 to the Company's
                             Registration Statement No. 33-81380 on Form S-1, as filed on August 9, 1996).
         10.32            -- Westbridge Capital Corp. 1996 Restricted Stock Plan (incorporated by reference to the
                             Company's Proxy Statement for the Annual Meeting of Stockholders of the Company held on
                             May 30, 1996).
         10.33            -- Form of Pledge Agreement between Westbridge Capital Corp. and Fleet National Bank of
                             Connecticut (incorporated by reference to Exhibit 10.33 to Amendment No. 2 to the
                             Company's Registration Statement No. 33-81380 on Form S-1, as filed on August 9, 1996).
         10.34            -- Reinsurance Agreement between National Foundation Life Insurance Company & Freedom Life
                             Insurance Company of America and Reassurance Company of Hannover, effective July 1,
                             1996 (incorporated by reference to Exhibit 10.34 to the Company's Quarterly Report on
                             Form 10-Q for the quarter ended September 30, 1996).
         12.1**           -- Statement of computation of ratios.
         21.1             -- List of Subsidiaries of Westbridge Capital Corp. (incorporated by reference to Exhibit
                             21.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).
         23.1*            -- Consent of Price Waterhouse LLP.
         23.2**           -- Consent of Milbank, Tweed, Hadley & McCloy (included in Exhibit 5.1).
         24.1**           -- Powers of Attorney (included on signature pages previously filed).
         24.2**           -- Power of Attorney from Barry L. Stevens.
         25.1**           -- Statement of Eligibility and Qualification of Trustee under Trust Indenture Act of 1939
                             (Form T-1) of First Union National Bank.
         27.1**           -- Financial Data Schedule.


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 * Filed herewith

** Previously filed